

02049326

82- SUBMISSIONS FACI[illegible]

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Skandinaviska Enskilda Banken

*CURRENT ADDRESS: SE-106 40 Stockholm
Sweden

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

FILE NO. 82- 3637   FISCAL YEAR 12/31/00

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[X]
12G32BR	(REINSTATEMENT)	[X]	SUPPL (OTHER)	[ ]
DEF 14A	(PROXY)	[ ]		

OICF/BY: [illegible]

DATE: 7 August 2002

SEB

Annual Report 2000

00



A financial partner for Europe

Through acquisitions and successful development of new services and distribution channels SEB has grown into a European financial partner for primarily companies and financially active individuals. More than half of SEB's staff is now employed outside Sweden.

Contents

SEB's financial information is found on www.seb.net.

Financial information during 2001

Publication of annual accounts	20 February
Publication of Annual Report	End of March
Annual General Meeting	5 April
Interim report January-March	4 May
Interim report January-June	23 August
Interim report January-September	25 October

For further information please contact:

Gunilla Wikman
Head of Group Communications
Telephone +46 8 763 81 25
e-mail: gunilla.wikman@seb.se

Boo Ehlin
Press Officer
Telephone +46 8 763 85 77
e-mail: boo.ehlin@seb.se

Lotta Treschow
Head of Investor Relations
Telephone +46 8 763 95 59
e-mail: lotta.treschow@seb.se

Annika Halldin
Responsible for financial information/Shareholder contacts
Telephone + 46 8 763 85 60
e-mail: annika.halldin@seb.se

Cover picture: Ingrid Nabseth, relationship manager, mid-corporate market

2000 in brief



The German BfG Bank is incorporated with SEB on 3 January, 2000.

Enskilda Securities merges with Norwegian Orkla Finans (Fondsmegling).

SEB is closing 50 of its branch offices as a result of the increased use of the Internet.


SEB

SEB joins the Volvo Ocean Race project as principal sponsor and will participate with its own boat in the race that will take place in 2001–2002.

SEB launches cash offers to the shareholders of Eesti Ühispank, Estonia, Latvijas Unibanka, Latvia, and Vilniaus Bankas, Lithuania. By year-end SEB has nearly 100 per cent of the shares in these three banks.



SEB increases its ownership of the Polish Bank Ochrony Srodowiska, BOS, from 4.5 to 33 per cent.

After year-end

SEB is announcing merger plans with FöreningsSparbanken.

European strategy unchanged



The year 2000 developed into yet another strong year for SEB, with increased business volumes and improved result. I note with pleasure the strength that the Bank has demonstrated as a corporate bank, as an asset management bank and as a partner to our private customers.

To all appearances, the world economy reached its peak in 2000. After a strong rally in the equities of the so-called new economy at the beginning of the year, increasing uncertainty characterised the financial markets. There was a strong slump in stock prices and deteriorating liquidity in the credit markets.

The economic outlook for 2001 is hard to assess. The slowdown in U.S. was faster than expected and the future is highly dependent upon how faith in the future will develop.

Also Europe is showing signs of a recession. Productivity is furthered through continued integration and structural reforms. Even if growth should slow down a little the European economy may very well develop better than that of the U.S. in 2001.

Structural transformation of the "new economy"

The slumping stock prices of IT-related companies will be followed by a strong consolidation of the sector. At the same time, the rationalisation of the more traditional economy continues concurrently with the introduction of new ways of working. The new technology has penetrated all areas of activity and has come to stay – like the ongoing globalisation.

Changes within the European financial sector

The restructuring of the European financial sector continued during 2000, with several new mergers. The demand for more efficient capital markets increases as a result of globalisation, deregulation, the common currency and new technology. The need for a critical mass in business leads inevitably to consolidation. More customers lead to economies of scale and decreasing costs per customer.

In the Nordic area, consolidation so far has primarily been achieved within each respective country and between the countries of the region. However, I am convinced that it is just a matter of time before Nordic and European financial companies start building closer relations with each other.

Planned merger with FöreningsSparbanken

On 22 February 2001, a merger of SEB and FöreningsSparbanken was proposed. The parties had discussed the matter during a relatively short period of time and the Board made its decision after SEB had published its annual accounts.

The purpose of the planned merger is to create a strong Swedish base for further expansion in Europe with the help of the new Group's collective experience, competence and financial strength. Our customers will get better service and accessibility.

SEB and FöreningsSparbanken complement each other very well. Together, we will be able to consolidate our successful achievements within e-banking, where we both are among the world leaders. The merger will lead to the release of resources for development, which means that we will be able to offer customers the best financial services also in the future.

Our discussions with FöreningsSparbanken have shown that we – in spite of our differences in structure and history - in all essentials share the same view of the development of the financial market. I can assure you that our discussions have been held in a very good spirit. This constructive dialogue bodes well for our common future. I look forward to working with the new Board and Management, building a new and successful bank.

The merger proposal will be tried by the relevant competition authorities. We hope that they will arrive at a positive decision and that their examination will not be a drawn-out process. The proposal will be submitted to our respective Annual General Meetings for decision.

The road to Europe

Regardless of these decisions, SEB's strategy to develop into a leading, modern European bank stays firm. We are in a stage of rapid expansion, both in terms of turnover and geography. In the course of a couple of years we have established a presence in Germany, Poland and the Baltic countries and are now operating around the whole Baltic Sea.

Based upon our traditional business, we have also managed to take a significant lead over our competitors in the use of modern information technology. We have gained great experience from being a partner to internationally active growth companies. This is a unique and valuable asset in an ever-increasingly global world.

2000 was not just a successful year for SEB, but filled with hard work for many of our employees. Our staff has focused on customers and their needs at the same time as a number of structural projects were carried out. On behalf of the Board I wish to express my great appreciation and thanks to SEB's Management and all employees for their outstanding performance and the fine result.

Stockholm 23 February 2001



Jacob Wallenberg
Chairman

A year of strong growth

Work within SEB was characterised by strong expansion. The German BfG Bank was consolidated from the beginning of the year and the shares outstanding in the three Baltic banks were acquired towards the end of the year. The acquisition of a block of shares in the Polish Bank Ochrony Srodowiska, BOS, signified the closing of our Baltic circle. But in addition to this acquisition-based geographic expansion, we also invested in organic growth in new markets during the year through the development of new e-banking and e-brokerage services. Against the background of the weaker market trend, the year's total result of SEK 10,080 M was gratifyingly strong.

All in all SEB had a completely different form at the end of 2000, compared with the end of 1999. The number of employees had been increased from 14,000 to 21,500, and the proportion of employees in Sweden decreased from 75 per cent to 45 per cent. The base in the Nordic countries within Nordic Banking and Asset Management & Life has shown great strength during the year. From that base we have expanded our core business geographically into the Baltic states and Germany. The third development phase within SEB is the growth into new markets with totally new concepts – our introductions of e-banking services in Denmark, the UK and Norway.

Increasingly strong base

Nordic Banking has successfully continued rationalisation and efficiency programmes during the year. Accordingly, increased income was generated within our Nordic Banking operations at the same time as the costs of ongoing operations, excluding result-related personnel costs, continued to decline.

It was particularly gratifying to see the progress made within Retail Distribution and Merchant Banking, which achieved a record result in the final quarter and for the year as a whole. The main group Nordic Banking reached a record 25 per cent return on allocated capital.

SEB has closed the circle around the Baltic Sea

SEB has expanded its core area geographically during the year through the integration of German BfG, the acquisitions of outstanding shares in three Baltic banks as well as a minority share in the Polish Bank BOS. The integration and restructuring of BfG progressed more rapidly and efficiently than expected. The restructuring programme and the sale of subsidiaries resulted in the number of employees being reduced by 660 persons and a decrease in the cost base. Currently, intensive efforts are underway to change the brand to SEB and to increase the level of income in the insurance area, among others.

The three Baltic banks with 4,200 employees are active in less mature markets, where growth within the financial service area is high. Traditional lending and deposits are growing by 20 per cent a year, but it is also interesting to see how fast the e-banking penetration increases. Profitability in these banks is good. It is also gratifying to see how rapidly these banks have been assimilated in the SEB culture and how smoothly the co-operation is functioning. The acquisition of slightly more than 30 per cent of the BOS reflects a first step for SEB in a large and expanding market.



Development of platform for e-growth

Outside SEB's core businesses on a Nordic base and the geographically extended core, a strategy for exporting our knowledge of e-banking from Sweden was started in 1999. We have in year 2000 built and introduced our pan-European model in Denmark and Germany and in early 2001 in the UK. In contrast to markets for physical goods, e-banking and e-brokerage operations are continuing to expand. Our experience from the Swedish market shows that such operations also grow profitably.

During 2000, the number of e-banking customers in the SEB Group rose from 390,000 to 800,000, with countries outside Sweden accounting for the greatest growth. SEB now has e-banking services in seven countries. During the fourth quarter, major efforts were made to prepare for the launch of the pan-European model in the UK and Norway, and to construct a completely new corporate portal for Sweden that will be introduced in March 2001. During 2000, the total central costs for e-banking development amounted to SEK 946 M.

2001 – a year of consolidation of the new markets

Many experts consider that after a weaker first half, the economy will take an upward turn during the autumn of 2001. In SEB's case, this will probably mean a lower rate of growth on the income side. 2001 will be a year of consolidation for SEB, with continued focus on raising efficiency in the areas of both costs and capital. IT-costs will be kept at an unchanged or lower level compared with 2000.

Stockholm 20 February 2001

Lars H Thunell
President and Group Chief Executive

The SEB share

The SEB share rose by 21 per cent during the year. Earnings per share (total result after tax) was SEK 9.77 (SEK 8.60). A dividend of SEK 4.00 (SEK 3.50) per share has been proposed.

Share capital

The SEB share is listed on the OM Stockholm Stock Exchange. The share capital, including the new issue of shares, amounts to SEK 7,046 M, distributed on 704.6 million shares of a nominal value of SEK 10 each. The Series A share entitles to one vote and the Series C share to 1/10 of a vote.

Stock Exchange trading

During 2000, the value of the SEB share increased by 21 per cent, while the General Index dropped by 12 per cent and the index for bank and financial shares rose by 32 per cent. During the year, the total turnover in SEB shares amounted to SEK 57 billion.

Dividended policy

The objective of the Board is that the dividend per share shall correspond to between 30 and 50 per cent of earnings per share, calculated on the basis of total result after tax. The size of the dividend is determined by the financial position and growth possibilities of the Group. SEB strives to achieve long-term growth based upon a capital base for the financial group of undertakings that must not be inferior to a core capital ratio of 7 per cent.

The SEB share

Data per share	**2000**	1999	1998	1997	1996
Operating profit, SEK	8.99	5.60	5.25	3.80	7.17
Profit for the year, SEK	**9.43**	6.96	6.58	4.12	7.97
Total result, after tax, SEK	**9.77**	8.60	7.40		
Cash flow, SEK	**31.66**	13.09			
Adjusted shareholders' equity, SEK	**62.61**	55.83	48.05	42.78	36.53
Dividend					
per Series A share, SEK	**4.00**	3.50	3.13	2.68	2.46
per Series C share, SEK	**4.00**	3.50	3.13	2.68	2.46
Year-end market price					
per Series A share, SEK	**104.00**	86.00	76.45	89.86	62.59
per Series C share, SEK	**99.00**	76.00	69.30	83.61	58.57
Highest price paid during the year					
per Series A share, SEK	**127.50**	105.07	130.10	95.23	62.59
per Series C share, SEK	**117.00**	96.57	117.14	87.18	59.46
Lowest price paid during the year					
per Series A share, SEK	**77.50**	69.30	50.52	59.02	40.24
per Series C share, SEK	**68.50**	62.59	46.50	55.89	36.21
Dividend per share as a percentage of earnings per share, %	**42.4**	50.3	47.6	65.2	30.9
adjusted shareholders' equity per share, %	**6.4**	6.3	6.5	6.3	6.7
market price per Series A share, %	**3.8**	4.1	4.1	3.0	3.9
Year-end market price per Series A share as a percentage of					
earnings per share , P/E	**11.0**	12.4	11.6	21.8	7.9
adjusted shareholders' equity per share, %	**166.1**	154.0	159.1	210.1	171.4

Result for the year and dividend

per SEB share, SEK



10
8
6
4
2
0
96 97 98 99 00
Result for the year
Incl. change in surplus values in life insurance operations
Dividend

Earnings per share in 2000 and 1999, calculated on the total result after tax, were SEK 9.77 (SEK 8.60).

SEB share, SEK



200
150
100
50
40
100,000
75,000
50,000
25,000
1996
1997
1998
1999
2000
(c) SIX

"Affärsvärlden's" General Index
"Affärsvärlden's" Index for Bank and Financial Shares
SEB share, logarithmic scale. Price equals last closing price paid on last day of each month
Number of shares traded, in thousands, linear scale (incl. after-hours transactions)

Share capital

Share series	Number of shares	Number of votes	Percentage of capital	Percentage of votes
A	673,784,123	673,784,123	95.6	99.5
C	30,773,557	3,077,355	4.4	0.5
Total	**704,557,680**	**676,861,478**	**100.0**	**100.0**

Each Series A-share entitles to one vote and each Series C-share to 1/10 of a vote. The nominal value of each share is SEK 10.

Change in share capital

SEB's share capital has changed as follows since the Bank was started in 1972:

Year	Transaction	Price SEK	Added no. of shares	Accumulated no. of shares	Share-capital SEK M
1972				5,430,900	543
1975	Rights issue 1:5	125	1,086,180	6,517,080	652
1976	Rights issue 1:6	140	1,086,180	7,603,260	760
1977	Split 2:1		7,603,260	15,206,520	760
1981	Rights issue 1B:10	110	1,520,652	16,727,172	837
1982	Bonus issue 1A:5		3,345,434	20,072,606	1,004
1983	Rights issue 1A:5	160	4,014,521	24,087,127	1,204
1984	Split 5:1		96,348,508	120,435,635	1,204
1986	Rights issue 1A:15	90	8,029,042	128,464,677	1,284[1]
1989	Bonus issue 9A+1C:10		128,464,677	256,929,354	2,569
1990	Directed issue[2]	88.42	6,530,310	263,459,664	2,635
1993	Rights issue 1:1	20	263,459,664	526,919,328	5,269
1994	Conversion		59,001	526,978,329	5,270
1997	Non-cash issue	91.30	61,267,733	588,246,062	5,882
1999	Rights Issue[3] 1:5	35	116,311,618	704,557,680	7,046

1) The recorded share capital at 31 December, 1986 was still SEK 1,204 M, since the proceeds from the rights issue were not paid in full until early 1987.

2) The issue was directed at the member-banks of Scandinavian Banking Partners. Through splits in 1977 (2:1) and 1984 (5:1), the nominal value of the shares has been changed from SEK 100 to SEK 10.

3) According to the instructions of the Financial Supervisory Authority, subscribed shares that have been paid will not be registered as share capital in the balance sheet until the rights issue has been registered (which took place in January, 2000).

Distribution of shares by size of holding

Size of holding	No. of shares	Per cent	No. of shareholders
1–500	46,158,845	6.55	290,190
501–1,000	23,336,337	3.31	32,483
1,001–2,000	25,105,815	3.56	17,910
2,001–5,000	31,023,147	4.40	10,111
5,001–10,000	15,949,768	2.26	2,273
10,001–20,000	11,838,779	1.68	847
20,001–50,000	13,854,479	1.97	456
50,001–100,000	11,600,864	1.65	160
100,001–	525,675,732	74.62	329
Other*	13,914		
	704,557,680	**100.00%**	**354,759**

* Including possible pre-emptive shares, coupon shares, unknown holders and unutilised bonus shares.

Shareholder structure

Percentage holdings of equity on 31 December 2000.

Private individuals	17%
Foundations	24%
Mutual funds	8%
Insurance companies	8%
Foreign shareholders	27%
Other companies and institutions	16%

The majority of the Bank's approximately 355,000 shareholders are private individuals with small holdings. Institutions and foundations account for the majority holdings and foreign shareholders for 27 per cent, among whom U.S. shareholders dominate.

The SEB share on the OM Stockholm Stock Exchange

	2000	1999	1998	1997	1996
Year-end market capitalisation, SEK M	**73,120**	60,592	50,128	58,939	36,773
Volume of shares traded, SEK M	**57,049**	51,054	55,831	38,188	29,262

The largest shareholders

31 December, 2000	No. of shares	Of which Series C shares	Per cent of number of all shares	Per cent of number of all votes
Investor	70,803,680		10.0	10.5
Knut and Alice Wallenberg Foundation	69,290,241	1,202,241	9.8	10.1
Trygg-Foundation	65,677,962		9.3	9.7
SEB Trygg mutual funds	19,075,407	30,000	2.7	2.8
Alecta Pensionsförsäkring	18,051,399	660,183	2.6	2.6
Skandia Liv	6,523,144	4,233,567	0.9	0.4
Svenska Handelsbanken	7,636,738	80,600	1.1	1.1
EB-Stiftelsen, Skandinaviska Enskilda Bankens Pensionsstiftelse	6,158,723	621,000	0.9	0.8
SB-Stiftelsen, Skandinaviska Enskilda Bankens Pensionsstiftelse	5,526,000	1,456,000	0.8	0.6
Marianne & Marcus Wallenberg Foundation	4,873,389	73,389	0.7	0.7
SHB mutual funds	3,740,002		0.5	0,6
SEB profit-sharing foundation	3,464,866	3,000,000	0.5	0.1
Sjätte AP-fonden	3,442,380		0.5	0.5
Banco mutual funds	3,031,044	910,701	0.4	0.3
Länsförsäkringar Wasa Liv	2,979,974		0.4	0.4
Foreign shareholders	190,762,373	1,612,709	27.1	28.0

Economic development

Changes in relative economic strength had a strong impact upon the financial markets of the world.

Year 2000 was a dramatic year for the world economy, with sudden changes in both real growth and relative strength of various economies as well as rapid mood changes in the international markets.

During the first part of the year the global economy expanded strongly. U.S. growth surpassed all forecasts while Japan, having lagged behind for a long time, finally showed signs of renewed growth. The emerging markets in both Asia and Latin America were strong, whereas considerable sluggishness characterised the core countries of the euro-zone.

These relations changed significantly during the year. American growth slowed down strongly and Japan lost momentum, once again, while Europe reported relatively stable growth. As a matter of fact, the EMU area grew clearly faster than the United States towards the end of the year.

This growth pattern had a pronounced impact upon the financial markets. During the first half of the year the U.S. dollar strengthened. The weakness of the euro caused growing problems for the European Central Bank and was one of the reasons for which the ECB monetary policy was increasingly put into question.

During autumn, however, relative strength changed. A common intervention by the big Central Banks put a floor under the besieged euro, which could gradually start to recover when the U.S. economy slowed down more than expected towards the end of the year.

Interest rates followed the business cycle, too. Both the Federal Reserve and ECB increased their key rates during the first half-year in order to cool off an economy that risked overheating. Tight monetary policy kept bond rates down. During the second half of the year, when the rate of growth slackened, it became clear that there would soon be no further increases in interest rates. At year-end the Federal Reserve made a dramatic change of policy and lowered its rate of interest due to the rapid decline of the U.S. economy.

Also for the stock markets the year was a dramatic one. During the first months of the year there was a euphoric mood in the stock markets of the world, driven by strongly rising valuations of high-tech companies, mainly in the U.S.A. The strong productivity growth was an underlying factor, which seemed to herald a "new economy", with low inflation and continued profit increases for many years to come. Little by little, however, the development filled with obvious speculation and "bubble" features. P/E ratios were pushed up to unreasonable levels and, in the spring, the bubble burst.

Nasdaq fell first, followed by the broader U.S. stock indices which finished the year clearly below their opening values. During the last months of the year the nervous stock climate was reinforced by a growing fear of a possible U.S. recession. Nasdaq dropped by 40 per cent during the year while the Dow Jones fell by 5 per cent.

The U.S. stock market development influenced other stock markets as well. Due to its important share of IT and telecom shares, the Stockholm Stock Exchange closely followed the Nasdaq development. For the whole of 2000, the General Index dropped by 12 per cent; from its peak in spring the fall was as much as 31 per cent.

In Sweden, real development was considerably less dramatic. The economy was favoured by strong exports following high world market growth and increasing market shares as a result of a weak krona. Consumption increased as a result of growing employment, good real income, strong optimism about the future and lower taxes. Good demand

Currency trend
SEK against Euro and USD



10,5
10,0
9,5
9,0
8,5
8,0
7,5
Jan Mar May July Sept Nov Jan Mar May July Sept Nov Dec
1999
2000
US Dollar
Euro

Interest rate movement in Sweden
Monthly averages, per cent



7
6
5
4
3
Jan Mar May July Sept Nov Jan Mar May July Sept Nov Dec
1999
2000
Treasury discount notes, 180 days
10-year bonds

London
FTSE 100, GBP


7 000
6 600
6 200
5 800
5 400
1999
2000

New York
S&P 500, USD


1 600
1 500
1 400
1 300
1 200
1999
2000

Stockholm
Affärsvärlden's General Index, SEK


600
500
400
300
200
1999
2000

and increasing utilisation of capacity pushed up investments. Thus, the strong business cycle was broad and based upon strong State finances.

Towards the end of the year a certain slackening was noticeable also in Sweden. Exports to the U.S. slowed down. The stock market fall made households more wary; savings increased somewhat and consumption growth was moderated. Still, Swedish growth was strong for the year as a whole, or 3.9 per cent. Despite this high growth, inflation remained low and the Riksbank could content itself with relatively modest interest rate increases.

Mixed development characterised SEB's other home markets. The Finnish economy expanded strongly but insufficient capacity led to apprehensions about overheating. In Norway, increased growth rates caused the Central Bank to tighten up the economy in order to cool it off. In Denmark, tight fiscal policy managed a soft landing. However, the outcome of the September referendum about Denmark's membership in the EMU was negative, which caused a short-lived turmoil in the financial market.

Following a prompt intervention by the Central Bank stability was rapidly restored. The German economy had a slow start but recovered. Towards the end of the year the rate of expansion was good, while inflation remained low. The Baltic economies continued to grow with the help of increased exports and higher domestic consumption.

In early 2001 the world economy was characterised by the question whether the U.S. economy would have a hard landing or manage a soft one. Unexpectedly, the Federal Reserve lowered its key rate. Nevertheless, according to all signs at least the first half of 2001 will be very weak in the U.S.

This leads to difficult questions for the whole global economy. If investment activities in the U.S. are strongly reduced and American household pessimism increases, leading to higher savings, the U.S. decline will risk being a drawn-out process. If so, this will also hit European growth and thus the financial markets.

A changing market

During the last decade, financial activity conditions have changed fundamentally. Markets that used to be domestic have become global. A series of regulations have disappeared or been harmonised. Most of Europe is about to adopt a common currency. Technological development leads both banks and their customers to entirely new ways of managing economy and finance. Interest in long-term savings increases, as people live longer and have growing needs for own savings for their old age.

These new conditions have led to increased competition, which in turn has resulted in a comprehensive structural change of the financial markets in both Sweden and the rest of Europe. Many large mergers have been carried out and several new players have appeared in the market. The borderlines between banks and life insurance companies have been blurred. Transaction volumes have increased and new products have been created, not least in the area of savings. The breakthrough of the Internet provides customers with new possibilities to compare the supply of services, prices and performance of the financial companies. SEB is thus working in a climate of stiffening competition within all its areas of activity.

Environmental aspects

Compared with many other sectors, the financial sector does not have any particularly great direct impact on the environment. Still, environmental issues are of course of great importance for the SEB Group, which for many years has worked for improved environmental care within both its own activities and in contacts with customers and suppliers.

According to the environmental policy adopted in late 1995 the Group shall, among other things,

- gradually adapt its activities in harmony with the environment
- ensure that all employees are sufficiently environment-conscious to work in a constructive way for the environment and
- consider environmental aspects in its credit-granting activities and in the design of products and sevices.

Environmental factors form a natural part of SEB's appraisal of companies in connection with credit-granting. The credit policy of the Group contains rules as regards main issues concerning the environment that shall be taken into account when granting credits.

The SEB Group has signed the environmental documents of both the United Nations and the International Chamber of Commerce, under which the signatories commit themselves to paying due regard to, and to acting for, a better environment within their respective activities.

This is SEB

SEB is a European financial group for primarily companies and financially active private individuals. SEB has a total of 670 branch offices in Sweden, Germany and the Baltic countries and a total of 4 million customers, including 800,000 Internet clients. On 31 December 2000, the SEB Group had SEK 1,123 billion in total assets and SEK 910 billion in assets under management. The Group is represented in some 20 countries around the world and has 21,500 employees.

Business concept, vision and goal

SEB's business concept is to create value for customers and shareholders through leading competence and long-term relationships.

The vision of the Group is to be the leading "e-centric" customer-driven supplier of financial services in Europe.

The financial goal is to achieve a lasting return on equity of 15 per cent after tax.

Strategy and measures – customer demand the guiding principle

SEB shall be the natural choice for financially active and prosperous private individuals – in all of Europe. SEB shall also be an attractive partner for internationally active companies, Nordic-based growth companies and European financial institutions. These customers have a good knowledge about finances and are highly demanding. They expect to be individually treated and that SEB understands their situation, presenting constructive ideas and recommendations. They also demand service accessibility in the way and at the time that suit them best.

In order to come up to these expectations and demands, SEB must have a good knowledge about its customers, develop its relations with them and manage its business according to their demands.

All alternative ways of contact must be used in order to offer maximum accessibility. In this respect, investments in e-banking form a very important part of the strategy for both the private and corporate market.

In the private market, whose key products are found within savings and investments, customers are offered the possibility to take command of their finances themselves with the help of tailor-made solutions, via the Internet (and other electronic channels). It goes without saying that customers are also offered personal service via the telephone, through the traditional branch offices and special advisory centres.

The strategy for the corporate market is to offer individually adapted service primarily to international companies and growth companies. The focus is moved from commercial banking to investment banking services. Also here, products are increasingly offered via the Internet and other electronic channels. In addition, SEB offers asset management and pension services to corporate clients. A similar strategy is applied to financial institutions.

A Group in transformation

During 1999, the overwhelming part of SEB's staff and customers were in Sweden, where also most of income was generated. Today, more than half of both employees and customers are outside Sweden and 57 per cent of gross income originated from non-Swedish markets compared with 27 per cent in 1999.

This expansion is primarily due to the acquisition of the German BfG Bank and the increased ownership of banks in the Baltic countries. These acquisitions form part of SEB's strategy to focus on savings and e-banking as well as on growth markets in Europe. While SEB's target groups and product orientation have been clearly defined in Western Europe its activities in the fast-growing markets of Eastern Europe are still those of a traditional universal bank, despite a strong increase in e-banking.

Savings and asset management in focus

SEB's strategic orientation towards savings and investments was initiated in the spring of 1997, when Group Management decided to invest heavily in asset management. Since then, assets under management have more than quadrupled, from approximately SEK 200 billion to SEK 910 billion. This has been achieved through a combination of acquisitions (Gyllenberg in Finland, Trygg-Hansa and ABB Investment Management in Sweden and BfG in Germany), new savings

High speed in the transformation process

- Nordic
- Universal bank
- Product oriented

- European
- E-centric
- Investment products
- Customer need oriented
  - Affluent individuals
  - Nordic and international growth companies and financial institutions

In a short period of time SEB has changed, from doing "everything for everybody" particulary in Sweden, to being a supplier of financial services for well-defined target groups in Europe. E-banking is an integral part of the business and customer demands rather than the Bank's own supply of products govern the business.

and a strong stock market. At the same time customer contacts as such, including advisory services and sales, have gained in importance. It has become more important to be near the customer as a distributor of alternative types of savings – including those offered by external suppliers – than to sell the Bank's own products. On the other hand, the Group's production units are now free to look for own outlets in order to sell their products through channels other than SEB.

The reason for SEB's focus on savings is that it is this segment of the European financial market that is expected to show the strongest growth during the first decades of the 21st century. Deregulation, demographic factors and the spreading insight that individuals themselves will have to assume responsibility for their own financial security are propelling this development.

In Europe active, wealthy private individuals, which represent SEB's prime target group, have increasingly started to move their savings from traditional savings accounts and bonds to equities, mutual funds and insurance. In Germany, for example, savings in equities and mutual funds and unit-linked insurance have grown very fast. In 2002, a pension reform will be introduced which implies that every gainfully employed German citizen may set off a certain percentage of his salary to private pension savings. This has been estimated to total approximately EUR 9 billion (about SEK 80 billion) for the year 2002 alone.

The savings markets are of course also affected by the ongoing internationalisation; more and more private individuals and institutions are spreading their investments on a global scale. This means that those who are active in the growing savings markets must be able to offer a wide range of international investment products, not necessarily produced by themselves, as well as international management competence. SEB's strategy is to give its customers a return that exceeds relevant comparison indices in the long term. Today, SEB is a leading manager of Nordic equities. Its ambition is to become a leading manager of European equities, which requires investments in new markets, particularly outside Sweden.

Growth within this area is important because larger volumes make it possible to offer customers better products and services.

In order to be able to offer sophisticated services to customers with specially high demands as regards asset management and advisory services SEB is strongly focused on so-called private banking in Sweden (SEB Enskilda Banken), Norway, Denmark, Finland, Luxembourg, Great Britain and Switzerland.

Firm grasp of corporate market

Since long, SEB occupies a leading position as a bank for companies and institutions in Sweden and the rest of the Nordic area. Its activities are now expanded to all of Europe, while its range of services is more focused on investment banking services in a broad sense.

SEB's focus on international companies, growth companies and financial institutions has become even more pronounced. High-growth companies have a larger business volume potential than others and are often expanding with the help of their own capital resources. This poses increased demands for knowledge and competence on the financial partner. Furthermore, growth companies use investment products to a considerably higher extent than other companies, which is interesting in view of SEB's focus on asset management.

Asset management growth


Managed assets within the SEB Group
SEK billion
1 200
900
600
300
0
1998
1999
2000
Total
of which, Asset Management & Life

During 2000, assets managed within Asset Management & Life increased by 13 per cent. BfG Bank contributed SEK 115 billion of the total.

For the very large international companies offers are tailor-made for each specific customer on the basis of an analysis of the unique requirements of each individual company. SEB's long tradition as a bank for Swedish multinationals has made it develop a series of products and services that can be used by large as well as small companies in the Nordic area and the rest of Europe, not least as regards electronic services within cash management and trading.

Customer-adapted organisation

As from 1 January 2001, SEB's organisation has been adapted to suit the needs of its two prime customer groups better – private individuals and companies. The intention is to strengthen co-ordination between the various channels and to make offers more adequate while achieving a more efficient allocation of resources to the international expansion.

Personal Banking Sweden, with 4,000 employees, comprises all services aimed at private customers, including foundations and certain minor companies. This division consists of the private side of the former business area Retail Distribution (branch offices, automatic machines, telephone bank, etc.), SEB Enskilda Banken (asset management) and the e-banking activities in Sweden (Private Internet Bank, etc.). One of the goals is to co-ordinate customer offers and private advisory services and to integrate e-banking into the day-to-day activities.

Personal Banking International comprises asset management and other services aimed at private customers as well as the

SEB's activities in Europe



No. of employees
Norway
370
Finland
300
Sweden
9 800
the Baltic
4 200
Denmark
380
Great Britain
370
Poland
185
Germany
5 000
Luxembourg
150
France
45

The new Group (December 2000)
About 21,500 employees



the Baltic 20%
Sweden 45%
Germany 25%
Rest of the world 1%
Rest of Europe 4%
Rest of the Nordic countries 5%

After the acquisition of BfG and the incorporation of the three Baltic banks more than half of SEB's employees are working outside Sweden. At the end of 1999 about 25 per cent of the staff was working outside Sweden.

Distribution of income 2000
Total SEK 72,957 M SEK



Sweden 46% (73)
Rest of the world 6% (8)
Rest of Europe 39% (12)
Rest of the Countries 9% (7)

Following SEB's expansion in Europe, 54 per cent of income came from other countries than Sweden in 2000, compared with 1999 when "international" accounted for 27 per cent.

e-banking activities outside Sweden, Germany and the Baltic countries. This division, which also includes SEB Kort, has a staff of about 1,000 in Denmark, Finland, Norway, Great Britain, Luxembourg and Switzerland. Co-ordinated strategies for the savings markets in Europe are high on the agenda and e-banking is becoming an important part of all activities.

Corporate & Institutions comprises all activities aimed at companies and institutions, except for the corporate side of BfG/the Baltic and the smallest companies, which form part of Personal Banking Sweden. This division, which has about 3,700 employees, consists of three "old" business areas: Merchant Banking which is made responsible for the SEB Group's total supply of electronic banking services for companies in addition to its previous task as a bank for large companies, SEB Securities Services (custodial account services) and Enskilda Securities (investment banking). Mid Corporate, which consists of the corporate side of the former Retail Distribution business area including SEB Finans also form part of the division. By making one division responsible for all corporate services, the medium-sized companies get better access to the product experts of Merchant Banking and Enskilda Securities. The new organisation makes it possible to take a firmer grasp of the e-banking activities and developments in the corporate area seen as a whole.

BfG, with 4,800 employees at year-end 2000, constitutes a division of its own, offering services to private individuals, companies and institutions. Savings and e-banking services are in focus and the bank has received several awards, for example as the best Internet bank in Germany. During 2000, BfG has undergone comprehensive restructuring.

Investment Management & Life consists of SEB Invest & Funds, which manages the collective assets of SEB's mutual fund and life insurance activities, and SEB Trygg Life, with a total of 1,400 employees. This division has been given a more distinct profile as a product company than its predecessor Asset Management & Life. The plans are to incorporate SEB Invest & Funds under the name of SEB Invest.

The Baltic & Poland division comprises the activities of the three Baltic banks – Eesti Ühispank in Estonia, Latvijas Unibanka in Latvia and Vilniaus Bankas in Lithuania – and the partly-owned bank BOS in Poland. In total more than 6,000 people work within these units, of which 4,200 in the three Baltic subsidiary banks. Investments in the Baltic and Poland are made in view of the strong growth that these markets are showing.

The activities of the divisions are managed and supported by Group staff functions and support and service units. Among the latter the subsidiaries SEB IT Partner and SEB IT Service are found, among others.


SEB's new organisation
Group Chief Executive and President
Staff functions
Personal Banking Sweden
Personal Banking International
BfG
Corporate & Institutions
Investment Management & Life
The Baltic & Poland
IT and support functions

As from 1 January 2001, SEB's organisation has been adapted to suit the needs of its two prime customer groups better – private individuals and companies.

SEB in the market

In the retail market in Sweden, Germany and the Baltic countries SEB's main competitors are other large banks and, as far as Sweden is concerned, a number of niche players.

In Sweden, SEB's share of total deposits from the public (private individuals, companies, etc.) was 20.6 per cent (21.2 per cent) in 2000, while its share of household deposits increased to 13.9 per cent (13.3 per cent). The Group's share of lending to the public was 14.3 per cent (14.8 per cent). Its share of the household market was 11.5 per cent (11.9 per cent) and 15.9 per cent (16.7 per cent) of the corporate market.

In Germany, BfG has a market share of one per cent. In the Baltic countries, SEB's three subsidiary banks have a total market share of 25 per cent of deposits and 32 per cent of lending.

With SEK 910 billion in assets under management SEB was one of the largest asset managers in the Nordic area in 2000. In the Swedish savings market, which totalled SEK 2,129 billion at year-end excluding directly-owned equities, SEB shared the No. 1 position, with a market share of 19.2 per cent.

In the area of life insurance, SEB Trygg Liv is the third-largest company in the Swedish market, with a market share of 14.9 per cent (16.1 per cent).

During 2000, Enskilda Securities was the largest player on the stock exchanges in both Stockholm and Oslo, with 9.8 per cent (10.3 per cent) and 13 per cent (3.1 per cent) of the turnover, respectively. The company is also one of the best trusted investment banks as regards M&A activities involving Nordic companies as buying or selling part. During 2000, Enskilda Securities was No. 1 in terms of number of transactions (a total of 76) and No. two in terms of transaction worth (USD 22,562 M) after Morgan Stanley Dean Witter but before Goldman Sachs and Deutsche Bank, amongst others.

U.S. and European investment banks together with global commercial banks are Merchant Banking's most important competitors within such areas as export and project finance, debt and capital market services and securities financing. As regards Nordic bond trading local securities brokers are strong competitors.

In the Swedish market SEB is the market leader within foreign exchange trading, cash management and international payments, for example.

The Swedish savings market


SEB 19,2%
Others 24,9%
FöreningsSparbanken 19,2%
Handelsbanken 9,1%
Skandia 15,1%
Nordea 12,5%

On 31 december the SEB Group's share of total household savings, that is mutual funds, unit-linked insurance and traditional bank and life insurance savings, was a slightly over 19 per cent.

Leading competence converted into customer benefit

At year-end 2000 the SEB Group had a total staff of 21,450 compared with approximately 14,000 one year earlier. The percentage of employees outside Sweden increased from 25 per cent to 55 per cent.

Integration and international culture-building

So far, integration work between the Group in Sweden and Germany has consisted in an exchange of competence, for example in the form of German representation in SEB's Group Management and Swedes in the German Management. Within the Baltic banks, in which SEB has been a shareholder for a couple of years, integration has gone quickly.

As a result of the internationalisation of SEB the Group has to build a new, international culture. For example, English became Group language in 2000.

Important investments will be made in SEB's brand name, not least in connection with BfG's name change to SEB in 2001. A strong brand name constitutes the platform upon which SEB's new position in Europe will be built. A broad, global exposure of the brand name will be achieved through SEB's participation with its own boat – "Team SEB" – in the Volvo Ocean Race (the former Whitbread Race).

Work on customer relations through all channels

At the end of 2000 SEB had a total of approximately 4 million customers. This means that the Bank has to take care of at least as many customer relations.

During the year SEK 55 M was invested in infrastructure to facilitate work on customer relations across all the various channels. The intention is to ease the dialogue with customers and to deepen relationships in a systematic way in order to make it possible to understand and satisfy customer needs even better. Directly contrary to a widely spread opinion the electronic channels do not have to make customer contacts less frequent or more anonymous. Thanks to SEB's high Internet penetration in Sweden its customers "pay a visit to the Bank" once a week on average.

Large-scale transfer of knowledge and relationship building have been carried out during the year in the form of so-called knowledge meetings for shareholders. Approximately 11,000 shareholders seized the opportunity of sharing the Bank's knowledge about savings and investments during 36 information meetings at 22 different locations around Sweden. A large part of SEB's shareholders are also customers of the Bank.

SEB measures customer satisfaction with various channels on a regular basis in an index (KNIX). During the year the KNIX-value generally improved.

Number of employees, distributed by age and sex



6,000
5,000
4,000
3,000
2,000
1,000
0
-29
30-39
40-49
50-
Women
Men

Increasing demand for competence

In line with the growing complexity of financial matters there is an increased demand for advisory services and consequently for competence. However, competence gets interesting only when it is transformed into customer benefit. This is why SEB tries to develop its lead, not only in terms of professional expertise and technical skills, but also as regards service and customer relations. Employees at all levels are trained in order to understand customers and their needs and to work with relationships and in networks, both internally and with customers. During 2000 SEB invested a total of SEK 195 M (SEK 150 M) in staff training and development (including managers). In total, 10,226 employees including 610 managers were trained during the year.

Equality

For several years SEB has been awarded prizes for its equality work in Sweden. Still, there is more to be done in this respect. SEB's long-term equality goal is to achieve an even distribution between women and men by 1 September 2005. "Even distribution" means that none of the sexes shall be represented by less than 40 per cent at any level.

Managerial positions



Total number of managers
Group and other managers
Department/Branch office managers
Managers at superior levels
0
500
1 000
1 500
2 000
2 500
Women
Men

Educational level



Upper secondary school education 36,2%
College > 3 years 28,4%
College < 3 years 9,7%
Pre upper secondary level 3,5%
Other unspecified education 22,3%

Main groups

Nordic Banking

The result for Nordic Banking, which consists of Retail Distribution, Merchant Banking and SEB Securities Services, was highly favourable in 2000. Total income increased by 20 per cent, to SEK 13,780 M, while costs rose by 2 per cent, to SEK 7,264 M. Excluding performance related remuneration, the cost level declined by 1 per cent.

The higher income and the increased focus on cost control improved the cost income ratio, to 0.53 (0.62).

All business areas within Nordic Banking have been working hard on improved customer relations, risk reduction and a more efficient use of capital.

The average number of employees decreased by 200, to approximately 6,300.

Nordic Banking

SEK M	2000	1999	Change per cent
Net interest income	7,276	7,062	3
Net commission income	3,699	2,978	24
Net result of financial transactions	2,021	1,028	97
Other operating income	784	447	75
Total income	**13,780**	**11,515**	**20**
Staff costs	-4,198	-4,036	4
Pension compensation	548	459	19
Other operating costs	-3,465	-3,397	2
Depreciation	-149	-139	7
Total costs	**-7,264**	**-7,113**	**2**
Net credit losses	-191	256	-175
Total result	**6,325**	**4,658**	**36**
Allocated capital	17,921	18,237	
Return on allocated capital	25.4	18.4	

Asset Management & Life

The total result for this main group - consisting of SEB Invest & Funds, Private Banking and SEB Trygg Life - amounted to SEK 2,117 M (SEK 2,600 M). All business areas have shown a strong development in all respects with exception for the negative financial consequences that arise in the change in surplus values in life operations due to the development of stock market. The result was negatively effected by the deterioration in surplus value in life insurance operations, particularly during the fourth quarter.

The group's revenues, including change in surplus values, increased by 4 per cent. Excluding these changes, income rose by 33 per cent. This was due, among other things, to the upturn on the stock exchange in the early part of the year, as well as favourable new business for life insurance. Costs increased by 23 per cent.

Asset Management & Life

SEK M	2000	1999	Change per cent
Net interest income	450	314	43
Net commission income	4,098	3,054	34
Net result of financial transactions	96	83	16
Other operating income	889	702	27
Change in surplus value in life insurance operations	337	1,502	-78
Total income	**5,870**	**5,655**	**4**
Staff costs	-1,813	-1,560	16
Pension compensation	114	88	30
Other operating costs	-1,937	-1,482	31
Depreciation	-113	-93	22
Total costs	**-3,749**	**-3,047**	**23**
Net credit losses	4	-1	
Net result from associated companies	-8	-7	14
Total result	**2,117**	**2,600**	**-19**
Allocated capital [1]	8,000	7,000	
Return of allocated capital	19.1	26.7	

1) Incl allocated goodwill.

BfG

BfG's normal operational result as it is consolidated in the SEB Group was EUR 81 M, equal to SEK 681 M. Furthermore BfG reported a one-off item in net result of financial transactions of EUR 27 M, equal to SEK 230 M. Thus, BfG reported a total result in accordance with Swedish accounting principles of EUR 108 M equal to SEK 911 M. (see more on page 24).

Other activities

This group includes Enskilda Securities, SEB Kort and the Baltic business area. The latter comprises three subsidiary banks, Eesti Ühispank, Estonia, Latvijas Unibanka, Latvia and Vilniaus Bankas, Lithuania.

Other activities

SEK M	2000	1999	Change per cent
Net interest income	594	285	108
Net commission income	4,479	2,852	57
Net result of financial transactions	839	571	47
Other operating income	281	287	-2
Total income	**6,193**	**3,995**	**55**
Staff costs	-2,561	-1,695	51
Pension compensation	43	34	26
Other operating costs	-1,413	-1,067	32
Depreciation	-329	-130	153
Total costs	**-4,260**	**-2,858**	**49**
Net credit losses	-120	-101	19
Net result from associated companies	57	111	-49
Total result	**1,870**	**1,147**	**63**
Allocated capital	3,179	1,943	
Return on allocated capital	42.4	42.5	

Retail Distribution

Strongly increased income in combination with effective cost control led to a sharp result improvement.

In 2000, the Retail Distribution business area was responsible for sales and advice relating to financial services for SEB's approximately 1.6 million private customers and more than 100,000 small and medium-sized corporate customers. The business area comprised most of the channels that SEB's customers are using for their banking transactions: 207 branch offices, Telephone Bank and automatic machines. It was also responsible for the development and production of the Bank's basic supply of savings, loan and payment products as well as for the subsidiary SEB Finans.

As from 2001, Retail Distribution's activities have been divided into two divisions. Personal Banking Sweden comprises the private side and has also taken over responsibility for the Swedish Internet Bank for private individuals. Corporate & Institutions comprises the corporate side and has also been made responsible for the Swedish e-banking activities aimed at companies.

Distribution of income, SEK M

Other	593
Deposits	1,546
Lending [1]	2,846
Payments	603
Securities incl insurance	1,230

1) including SEB BoLån & SEB Finans.

	2000	1999
Percentage of SEB's income, %	21	28
Percentage of SEB's total result, %	26	23
Percentage of SEB's staff, %	20	33

Profit and Loss account, SEK M

	2000	1999
Net interest income	4,446	3,812
Net commission income	1,922	1,619
Net result of financial transactions	98	108
Other operating income	352	287
Total income	**6,818**	**5,826**
Staff costs	-2,156	-2,123
Pension compensation	366	338
Other operating costs	-2,170	-2,057
Depreciation	-52	-46
Total costs	**-4,012**	**-3,888**
Net credit losses	-147	-186
Total result	**2,659**	**1,752**

	2000	1999
Income/cost ratio	1.70	1.50
Cost/income ratio	0.59	0.67
Allocated capital	8,225	7,841
Return on allocated capital, %	23.3	16.1
Number of employees (average)	4,140	4,335

	2000	1999
Deposits, SEK billion	96,1	89,3
Lending, SEK billion	70,8	61,4

Market

The most sweeping trend during 2000 was the increased use of the Internet for financial services. During 2000, the branch offices sold approximately 170,000 new "Internet offices". Towards the end of the year the rate of accession was close to 15,000 new customers per month.

Changes in the network of branch offices have become natural as a result of the decrease in manual transactions, which have been halved in the course of just two years. SEB closed a total of 51 branch offices during the spring and summer of 2000. The majority of the customers affected have been referred to nearby SEB offices and to the extensive range of Internet and Telephone services that the Bank has on offer.

As information gets increasingly accessible to ever more people at an ever faster pace, the need for help by someone to sort out and appraise the information gains in importance. Therefore, the personal relationships remain a central feature of the activities of the Bank. Relationships are developed through many different sorts of meetings: Sometimes via the Internet, sometimes by telephone, but there are also situations and customers that require face to face meetings. This is why the branch offices keep their position as one of the most important interfaces of the Bank.

Strategy

In line with SEB's overall strategy also Retail Distribution has focused on its business-intensive customers, with the ambition of increasing both business with existing customers and the total market share through new customers, particularly within savings and the Internet. This is also reflected in Retail Distribution's income trend. In just a couple of years, savings products have become its most important source of income by far, accounting for more than 40 per cent of total income at the end of 2000.

Retail Distribution has focused on the following three key areas:

- Growth
- Restructuring
- Profitability

By the end of the year more than half of SEB's branch offices had undergone an internal "certification process", which is a comprehensive programme aimed at changing the working methods of the branch offices. The purpose of this programme is to reduce internal administration and to increase advisory capacity, sales and customer satisfaction.

The new working method means for example that the branch office staff will meet customers already at the entrance hall to help out with simple matters, automatic services and guiding them to the right people. At offices having started this new procedure, manual transactions have diminished by more than 30 per cent, sales have increased by at least 20 per cent and customers have become more satisfied with service and reception. In parallel with the certification work, the degree of automation of SEB's self-service offers is raised in terms of increased accessibility, new services and functions.

Administration and production were further concentrated in 2000. Both back-office production and housing loan administration were for example centralised during the year. As a result of the last-mentioned measure, SEB BoLån's staff of 230 people could be reduced by close to half.

Important events

In line with the Group's cultivation of, and focus on, core activities, SEB liquidated its post write-off debt collection within its retail business through outsourcing these activities and selling a loan portfolio of SEK 2.2 billion to Hoist Kredit AB.

SEB has signed a cash-handling agreement with Pengar i Sverige AB (PSAB), a subsidiary of the Central Bank of Sweden. In a first stage, PSAB has taken over SEB's counting-out centres in Stockholm, Malmö and Göteborg.

At year-end the production of SEB's payment service for private individuals was moved to Privatgirot (Private Giro), which made it possible to lower the annual price for this service from SEK 300 to SEK 180.

During the first half of the year, SEB BoLån carried out a securitisation of SEK 8.3 billion through selling the corresponding housing loans to Osprey Mortgage Securities Limited. This means that these loans are withdrawn from the balance sheet of the Group, which leads to a more efficient use of capital.

Approximately 20,000 shareholders of the Bank seized the opportunity of getting up-to-date financial information, investment advice, etc. by attending one of the total of 36 meetings that were arranged throughout Sweden in 22 different locations during autumn.

SEB Finans took over the responsibility for all leasing products of the Group during the year. As a result, the company is now established in Paris, London and Frankfurt. Several finance products were successfully launched on SEB's Internet Bank during the year.

Customer benefits

In just a few years SEB has become much more accessible to its customers. The Telephone Bank, which was started at the end of 1995, offers personal and complete banking services day and night all the year around. Through the Internet Bank, which was launched in December 1996, customers are able to carry out all their banking business whenever, wherever and in whatever way they wish at the same time as they have access to all information concerning their finances.

Today, SEB's collective supply of services and competence is literally just one telephone call away or available through the push of a button!

This is also showing in the "attendance rate" for the various channels. Half of all customers are in contact with SEB by telephone or via the Internet at least once a week (one third is using the Internet service on a daily basis), while only a little over ten per cent use the branch offices more often than once a month.

Preparations for the licensing of all private advisers, equity brokers and others that will become effective in 2001 were started last year. Licensing means increased security for customers.

Result

The result was due to a combination of strongly increased income and effective cost control.

During 2000 a series of measures were taken in order to increase cost efficiency: Close-down of 51 branch offices, securitisation of housing loans, so-called outsourcing of debt collection and central handling of cash and coins. In total, the number of employees declined by 450.

Despite the strong increase in business volumes the costs of the business area could by and large be kept unchanged compared with 1999, if the bonus payments to the employees due to the good result are disregarded.

Number of payments



30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
1998
1999
2000
Over the counter
Via the Internet
Via Payment Service, including Corporate Giro

Merchant Banking

The Merchant Banking business area reported a record result for 2000, a year that was characterised by increased customer earnings, effective cost control, lower risks and reduced use of capital.

In addition to Sweden, Merchant Banking operates in 11 countries. Its main areas of activity and responsibility are as follows:

- Trading in currencies, interest-bearing instruments, derivatives and futures
- Advisory services, brokerage and research within capital and debt markets
- Cash management- and payment services
- Project- and trade finance as well as corporate finance in connection with acquisitions
- Venture capital investments
- Securities-related financing solutions
- Management of the Group's cash and liquidity portfolio
- Overall responsibility for the Group's large corporate customers, financial institutions, and international banks.

	2000	1999
Percentage of SEB's total income, %	19	24
Percentage of SEB's total result, %	30	32
Percentage of SEB's staff, %	9	12

Profit and loss account, SEK M	**2000**	**1999**
Net interest income	2,561	3,062
Net commission income	1,076	798
Net result of financial transactions	1,875	879
Other operating income	617	302
Total income	**6,129**	**5,041**
Staff costs	-1,877	-1,781
Pension compensation	155	105
Other operating costs	-1,250	-1,281
Depreciation	- 94	- 92
Total costs	**-3,066**	**-3,049**
Net credit losses	-44	442
Total result	**3,019**	**2,434**

Income/cost ratio	2.00	1.65
Cost/income ratio	0.50	0.60
Allocated capital	9,404	10,151
Return on allocated capital	23.1	17.3
Number of employees (average)	1,841	1,906

Market

Most of the premises upon which Merchant Banking based its business plan for the year 2000 were verified. The Euro and the Euro-zone created new growth opportunities for both volumes and earnings. The foreign exchange trading was expanded with the help of large inflows to the international equity market, among other things. Internet services captured market shares in the financial economy and customer demands for global and Internet-based payment solutions increased. Mergers and acquisitions grew in numbers. This led to intense activity in the credit market, which also expanded outside the balance sheets of the banks. The role of the banks as advisers, brokers and arrangers of credits was reinforced as the European corporate bond market increased in size and became firmer established.

The shift from traditional, loan-based banking activities to more investment banking business became more and more pronounced. The most important players within Merchant Banking's niche are pan-European and global banks together with financial advice companies.

Strategic orientation

A correct approach and strategic positioning are of increasing importance in the area of merchant and investment banking. Merchant Banking gives top priority to further investments in a number of growth areas with an investment banking profile, viz: Debt Capital Markets, Fixed Income, Acquisition Finance, Securities Finance, integrated Internet solutions and qualified advisory services within foreign exchange trading, project finance and venture capital.

The core of Merchant Banking's customer base consists of Nordic companies and financial institutions. Furthermore, certain select sectors such as financial institutions and technology/telecom are put into focus. Merchant Banking increases its earnings capacity and geographical ambition through deepening its industrial competence.

The key to good customer relations is found in the combination of a long-term perspective with specialisation

Distribution of income
SEK M


3,000
2,500
2,000
1,500
1,000
500
0
1998
1999
2000

Proprietary trading &Treasury
Trading & capital market products
Corporate banking products

Allocated capital
SEK bn


12
10
8
6
4
2
0
1998
1999
2000

and high quality. In order to raise productivity and improve communications with customers Merchant Banking strives to make use of Internet-based solutions. Income generated direct from customers, from advisory services for example, shall continue to increase. Merchant Banking works continually on comprehensive capital rationalisation and on reducing its total utilisation of capital.

A higher degree of competence among the employees becomes an increasingly important success factor for the coming years.

Important activities and operative orientation

2000 was a year of strong focus on a number of selected activities and areas for Merchant Banking, which orientation shall continue for the next few years. A business model was developed – a Centre of Excellence – for the purpose of concentrating on activities creating value. On the basis of this model processes, systems and activities that are best carried out through alliances or outsourcing are carefully analysed.

Growth of investment banking-related products

Heavy investments were made in certain investment banking-related areas such as Debt Capital Markets, Fixed Income, Acquisition Finance, Securities Finance, integrated Internet-based solutions and qualified advisory services within foreign exchange trading, project finance and venture capital. SEB's venture capital unit SEB Företagsinvest was incorporated with Merchant Banking during the year.

Strong growth has characterised these areas, a trend that is expected to continue. Financial growth within Debt Capital Markets, Securities Finance and Acquisition Finance has reached more than 75 per cent a year during the three last years without increasing the risk exposure within Merchant Banking significantly. These activities are consequently expected to account for a major part of earnings in the future.

Some of the most important financing arrangements during the year were made for OM, Autoliv, Securitas, AssaAbloy, AP Fastigheter and Assi Domän in connection with plans for major business changes within these companies. Merchant Banking also arranged the financing of Industrikapital's buy-out of Alfa Laval, one of the largest transactions of this kind in Europe during the year. Within project finance Merchant Banking arranged a portfolio financing of about USD 800 M for Ericsson.

In the venture capital area SEB Företagsinvest made several new investments and successful exits, for example in the companies Bluetail and Pyrosequencing.

Industrial sector focus

A major investment was made within the financial institutions and technology/telecom sectors. Sector analyses on a European basis will be expanded in the future. Competition for customers will intensify further during the coming years, which means that the strategy will be to concentrate all resources on customer offers with a high added value.

Long-term customer relations

Customer relations are the driving force behind all activities to an ever-increasing extent.

Needs analyses together with customers are carried out within lending and other financing activities for the purpose of maximising customer benefit of the capital that the Bank makes available. Financing solutions consist increasingly of a combination of various capital market solutions with the use of the Bank's own balance sheet. The key to competitive solutions is found in creativity and flexibility.

According to recent market research by Greenwich Associates SEB is the strongest relationship bank for large companies and institutions in the Nordic area. During the year important resources were invested in custom-close advisory services and tailor-made financial solutions. This led to a sharp increase in both income and customer satisfaction. According to Greenwich rating, SEB is ranked number one in foreign exchange trading by Swedish companies and institutions. In Europe SEB is furthermore ranked number two as regards quality among non-Nordic competitor banks according to a European survey. As regards Nordic credit and capital market, credit analysis and net-based services for companies SEB has the highest ranking among the Nordic banks.

There was an increasing demand among customers for pan-European and global payment and treasury services. During the year SEB received a mandate concerning Euro cash management from GM Saab, among others, and from the insurance companies Skandia and Länsförsäkringar concerning Swedish cash management services. In this area a handful of international banks account for most of the competition.

Ranking

Merchant Banking	Ranking	Source
FX market share in Sweden	1	Greenwich Associates
FX quality ranking in Sweden	1	Greenwich Associates
Best FX dealer in SEK globally	1	Euromoney
Domestic bond house in the Nordic region	1	Euromoney
Swedish clients bank in the capital markets	1	Prospera
Cash management operator among Swedish customers	1	Greenwich Associates
Internet solution for FX dealing globally	2	Euromoney

IT and Internet

Investments in IT and the Internet continued during 2000. Merchant Banking focuses on electronic solutions within all its activities. The ambition is to offer customers efficient net-based tools so that they can use the services of the Bank whenever and wherever they choose.

IT also offers new communication opportunities as regards customer projects, analyses, training and general information, for example. The technological development furthermore makes it possible to carry out a comprehensive rationalisation of the foreign network of Merchant Banking. Its Asian activities have been concentrated to Singapore and its New York business has been rationalised. Process-related tasks are centralised, which increases the selling side's focus on customers both in Sweden and abroad.

Within investment banking-related products Merchant Banking works actively with e-based solutions. At the end of 2000 a new prime brokerage service was launched, for example, offering security-based financing via the net mainly to financial institutions.

In the international market, a securitisation of EUR 300 M was launched in the form of an e-bond for the property company Framtiden in Göteborg. In this case this means a corporate bond in the Euromarket through which investors around Europe can meet the customer and SEB via the Internet.

Trading Station, SEB's net-based marketplace for financial instruments, was further developed during the year. The number of companies and users has increased to 1,300 and 3,000, respectively. The number of forex transactions has risen sharply and towards the end of 2000 about 50 per cent of customers' forex transactions in Sweden were executed via Trading Station. Trading Station was ranked number two in the world by the magazine Euromoney in its annual survey of the global currency market.

In the areas of trade finance, cash management and corporate banking IT-related solutions are developed which are customer-close, tailor-made and capital-effective. In addition to WEB Forecast, a liquidity management tool designed for groups, a great deal of work was devoted to the adjustment of existing electronic banking services to the Internet. In a first stage, an account/cash pool information service was launched in December, which makes it possible to gather information from all SEB units and from external banks. This work will continue during 2001.

Competition

Merchant Banking has put great emphasis on competition analysis during the year in order to ascertain its own role among customers for a comparison with the position desired. Global or pan-European banks are the main competitors. Merchant Banking has clearly established its profile as the leading Nordic merchant bank. The ambition for the next few years is to strengthen this profile further in the European banking market and within Merchant Banking's focus segments.

Activities in the equity market

There is a growing correlation between the equity market and other financial markets. The flows created by the growing global equity trading have an impact upon both interest and currency markets. An important part of the total flow of business consists of loans against shares, prime brokerage, structured equity derivatives products, financing arrangements with both debt and equity components or mezzanine financing as well as acquisition and merger-related financing. Merchant Banking captures market shares in the field of structured equity product trading and had a market share of 32 per cent of new sales of equity bonds on the Stockholm Stock Exchange during 2000 and is thereby a leading player in this market.

Stable earnings and portfolio balance

Following the decision to reduce earnings fluctuations in order to focus on customer-related business Merchant Banking closed its proprietary trading activities (market risk-taking with the help of SEB's equity) during the year. The VaR level, a risk measurement, has averaged SEK 46 M during the year. The risk level has been gradually reduced during the year and was SEK 42 M at year-end. The reduction is partly due to a deliberately lower risk taking but also to lower volatility in the markets. A long-term sustainable level would be between SEK 50-100 M. The maximum VaR during the year was SEK 75 M and SEK 23 M as a minimum. Exposure on emerging markets has been kept stable during the year at approximately SEK 12 billion, which is 65 per cent lower than in 1998.

Result

Merchant Banking reported a record result of SEK 3.0 billion for 2000, with a 23 per cent return on allocated capital. The latter was achieved through both increased income and lower utilisation of capital. Income rose by 22 per cent, to SEK 6.1 billion, mainly due to the fact that customer-related earnings increased during the year by 23 per cent, to a total of SEK 5.2 billion, compared with SEK 4.2 billion in 1999. The cost efficiency ratio was raised and the cost/income ratio was improved to 0.5 (0.6 for 1999). The underlying cost level (costs excluding performance-related compensation) dropped by 5 per cent, mainly due to a number of rationalisation measures in the international network.

Daily Value at Risk

50 days moving average, SEK M


140
120
100
80
60
40
20
0
1998
1999
2000

Credit portfolio

SEK 246 billion in total, of which SEK 143 billion in the Nordic area


Business services 5%
Other 21%
Financial institutions 37%
Telecom 5%
Transport 9%
Manufacturing 23%

SEB Securities Services

Best result so far through high growth in volumes.

SEB Securities Services manages and keeps in custody securities in Stockholm, Copenhagen Helsinki and Oslo under its own name and has sub-contractors in 55 countries. In the Baltic States its services are offered through SEB's three Baltic subsidiary banks.

	2000	1999
Percentage of SEB's income, %	3	4
Percentage of SEB's total result, %	7	6
Percentage of SEB's staff, %	1	2

Profit and loss account, SEK M

	2000	1999
Net interest income	281	200
Net commission income	701	561
Net result of financial transactions	48	41
Other operating income	27	19
Total income	**1,057**	**821**
Staff costs	-151	-126
Pension compensation	25	16
Other operating costs	-267	-225
Depreciation	-3	-1
Total costs	**-396**	**-336**
Net credit losses		
Total result	**661**	**485**

Income/cost ratio	2.67	2.44
Cost/income ratio	0.37	0.41
Number of employees (average)	279	235
Number of daily transactions	14,200	8,400
Volume of assets under custody, SEK billion	2,152	2,276

Market

The activities of SEB Securities Services are governed to a large extent by developments in the securities markets of the world, which have been characterised by strong growth in volumes and strong demands for an increased degree of automation. Its activities consist mainly of clearing, settlement and safe-keeping of Swedish and international securities and of Securities Lending (loans against securities). Its customer base consists of Nordic and international institutional investors. SEB is the market leader in the Nordic region. In early 2001 SEB's market position within the business area remained strong.

Activities during 2000

The build-up of business in Helsinki, Copenhagen and Oslo continued during the year and SEB Securities Services is now firmly established in the Nordic markets also outside Sweden.

A new custody system has been trimmed and put into operation, which has led to a sharp increase in volume capacity.

During 2000 SEB Securities Services was ranked number four in Europe by the Global Investor magazine and number one in Sweden by the Global Custodian Magazine.

Business volumes

2000 was a year with high volume growth. Transaction volumes amounted to 3.6 million (2.1 million), an increase of more than 70 per cent compared with 1999. At year-end, the total custodial value of Swedish and international securities managed by SEB Securities Services amounted to SEK 2,152 billion (SEK 2,276 billion).

Result

In total, the result of the business area increased by 36 per cent, to SEK 661 M. This was the best result achieved so far.

Number of transactions
Millions


4
3
2
1
0
1998
1999
2000

SEB Invest & Funds

Investments in the Nordic area greatly contributed to the income increase during the year.

SEB Invest & Funds comprises management and sales of mutual funds and institutional management and carries on activities in Sweden, Denmark, Finland and the U.S.A. as well as at SEB's branches in London, Hong Kong and Oslo. SEB Invest & Fonder manages a total of about SEK 560 billion in assets, of which about one third emanates from the mutual fund business.

Savings products are also made available through the following channels of the Group: the Internet, the network of branch offices, by telephone, sales force and call centres. The guiding principle of the investment philosophy is to offer customers a long-term return that exceeds each relevant comparison index through active asset management.

	2000	1999
Percentage of SEB's income	6	7
Percentage of SEB's total result	7	7
Percentage of SEB's staff	3	3

Profit and Loss account, SEK M

Net interest income	3	-10
Net commission income	1,815	1,411
Net result of financial transactions	7	14
Other operating income	16	22
Total income	**1,841**	**1,437**
Staff costs	-626	-549
Pension compensation	43	36
Other operating costs	-517	-367
Depreciation	-31	-26
Total costs	**-1,131**	**-906**
Total result	**710**	**531**
Income/cost ratio	1.63	1.59
Cost/income ratio	0.61	0.63
Number of employees (average)	549	460

Market

The turbulent development that characterised the stock markets of the world during the first six months of the year changed into a clearly negative trend during the second half of the year. World index dropped by 5 per cent, which means that 2000 was the worst stock market year since 1994.

Naturally, the development of the mutual funds mirrored the trends in the equity and interest markets. Unfortunately, many equity funds had a negative return last year after having yielded excellent results in 1999. However, despite the negative development in 2000 the vast majority of equity funds have shown a good return for the last two years.

Activities during 2000/Important events

In 2000 it was decided that the business area shall be incorporated in the long term under the name of SEB Invest. Such a measure is expected to lead to improved market conditions on a growing European savings market characterised by increasing competition. It is estimated that the incorporation will be completed by 1 January, 2002.

A number of new so-called chance/risk funds were launched, which invest in a limited number of companies, about 20–40. Compared with a traditional fund the level of risk is higher.

SEB Invest & Funds had a total of 220 analysts and asset managers during the year, of whom 126 were in Sweden.

The asset management organisation recruited a number of new employees in order to strengthen the competence within asset allocation and to develop the successful hedge product concept further. This makes it possible to offer customers solid expertise within those areas in which the majority chooses to invest most of their assets, that is within Europe, the Nordic area and the U.S.A., and applies to both equities and interest-bearing investments. It also applies to the important specialty areas of pharmaceuticals and technology.

The rating institute Morningstar gave 14 of SEB's mutual funds the highest rating during the year – five stars – while 17 funds got four stars, which means that among the various fund managers SEB could pride itself on having most five- and four-star funds in the Swedish market.

Business volumes

At year-end 2000 SEB had SEK 910 billion in funds under management, of which SEB Invest & Funds and Private Banking accounted for SEK 795 billion and BfG for SEK 115 billion.

In November, SEB's range of mutual funds was supplemented with ten external funds from six foreign asset managers. During 2001 more funds will gradually be offered SEB's 800,000 fund customers. The ambition is to offer approximately 30 external funds from ten asset managers, which both supplement and compete with SEB's own supply of funds.

The net inflow to the mutual fund companies in Sweden during 2000 totalled SEK 99.1 billion, of which SEB accounted for SEK 8.8 billion, or 8.9 per cent. Its share of the outstanding fund assets in the Swedish market was 19.6 per cent. At year-end 2000, SEB had a market share of 19.2 per cent (20.9 per cent) of total savings.

SEB participated in the Premium Pension programme with 19 funds and captured a market share of 4 per cent. This was

Managed funds, SEK billion

Portfolio management	414
Mutual funds, excl. unit-linked insurance	136
SEB Trygg Liv incl. unit-linked insurance	245

Private Banking

The good influx of new customers was a contributing factor to the 53-per cent rise in the total result for 2000.

The busines area comprises management and advisory services for private individuals, companies (as regards surplus liquidity) and foundations. This business area consists of SEB Enskilda Banken in Sweden, with 20 offices and approximately 35,000 customers with major investable assets, on the one hand, and Private Banking International with activities in Copenhagen, Oslo, Geneva, Luxembourg and London, on the other hand. SEB Enskilda Banken also offers equity trading for private individuals.

As from 2001 Private Banking's activities have been divided to the effect that SEB Enskilda Banken forms part of division Personal Banking Sweden while Private Banking International forms part of division Personal Banking International.

	2000	1999
Percentage of SEB's income	7	8
Percentage of SEB's total result	10	9
Percentage of SEB's staff	3	5

Profit and Loss account, SEK M

	2000	1999
Net interest income	397	293
Net commission income	1,683	1,228
Net result of financial transactions	80	60
Other operating income	29	22
Total income	**2,189**	**1,603**
Staff costs	-641	-525
Pension compensation	71	52
Other operating costs	-548	-429
Depreciation	-21	-12
Total costs	**-1,139**	**-914**
Net credit losses	4	-1
Total result	**1,054**	**688**

	2000	1999
Income/cost ratio	1.92	1.75
Cost/income ratio	0.52	0.57
Number of employees (average)	712	606

Market

The strong securities market played a very significant part for the activities of Private Banking during the early part of the year. However, also if the stock market effect is not taken into account the business area showed volume growth, a larger market share and an increased share of existing customer business.

Activities during 2000/Important events

Following a good influx of customers both in Sweden and internationally there was an increase in volumes and new personnel was recruited in order both to meet the new customers and to increase the level of service for existing clients. A new profile programme was launched in order to promote SEB Enskilda Banken's profiled offers.

SEB Enskilda Banken's Equity Trading (brokerage activities) opened two new units in Jönköping and Umeå. Private Banking International opened a new unit in Geneva.

During its first full year of operations SEB Private Bank in London became firmly established in the British market, with a solid Nordic and German customer base.

The integration of BfG's Luxembourg activities with SEB Private Bank Luxembourg was started.

During the year the Stockholm School of Economics and Enskilda Banken Academy started to co-operate in order to offer Private Banking-training for asset managers.

Result

Private Banking reported a result improvement by 53 per cent. Income rose by 37 per cent, not least due to satisfactory development of the brokerage activities.

Costs increased by 25 per cent, mainly due to the development of Internet Bank solutions for the customers of International Private Banking and the increase in staff due to higher volumes and service level improvement.

---

below SEB's own and market expectations. It is thought that one of the main reasons for this was that SEB's newly started funds did not show any historical return in PPM's fund catalogue.

Result

SEB Invest & Funds reported a result improvement of 34 per cent, to SEK 710 M. Income rose by 28 per cent, mainly due to increased volumes from new sales and the effects of the stock market upturn in late 1999 and early 2000. Earlier investments in the Nordic area have contributed a substantial part to the increase in income. Foreign sales accounted for more than half of new sales.

Costs rose by 25 per cent, primarily due to personnel-related costs but also to an investment in Denmark.

Geographical distribution of capital by product (excl. BfG), SEK billion

	Mutual funds	Life	Companies & Institutions	Private	Total
Sweden	184	184	165	66	599
Finland	11		32	6	49
Norway	3		2	1	6
Denmark	3	71	22	0	96
Luxembourg	2		1	21	24
Germany			7		7
Great Britain	0		0	2	2
Switzerland	0		2	0	2
Poland	0		0	0	0
U.S.A.	1		16	0	17
- Eliminations	-7		0	0	-7
Total	**197**	**255**	**247**	**96**	**795**

SEB Trygg Liv

Strongly increased sales and an improved operating result
characterised 2000. However, the negative stock market development led to a lower total result.

SEB Trygg Liv is responsible for the SEB Group's life insurance products. The company offers a complete range of products in the area of social security for private individuals and companies such as pensions, occupational pensions, health insurance, nursing insurance and rehabilitation insurance. SEB Trygg Liv also offers endowment insurance and is responsible for the IPS product (Individual Pension Savings) as well as for premium pension activities. In addition, customers are offered secure housing for senior citizens.

SEB Trygg Liv offers both unit-linked insurance and traditional insurance and has about 1 million customers. The business concept of SEB Trygg Liv is to offer customers security during the various phases of life through insurance and security solutions.

	2000	1999
Percentage of SEB's total income, %	6	13
Percentage of SEB's total result, %	4	18
Percentage of SEB's staff, %	4	5

Profit and loss account, SEK M

	2000	1999
Commissioning agreements, trad. life insurance	349	338
Unit-linked insurance	1,070	745
Risk operations and other	162	101
Income	**1,581**	**1,184**
Operating expenses	-1,707	-1,385
Deferred acquisition costs	275	248
Goodwill and other	-133	-168
Costs	**-1,565**	**-1,305**
Operating result	**16**	**-121**
Change in surplus values [1]	337	1,502
Total result	**353**	**1,381**
Total result excl. financial effects from changes in surplus values	**1,167**	**633**
Income/cost ratio [2]	1.23	2.07
Excl. financial effects from changes in surplus values	1.75	1.49
Cost/income ratio	0.82	0.49
Average number of employees	831	747
Sales, SEK M	12,306	8,864
Premiums earned, SEK M	18,534	14,960
Assets under management, SEK M		
Traditional life insurance	184,200	172,600
Unit-linked insurance	61,100	57,800
	245,300	**230,400**

1) Surplus values in life insurance operations are defined as the present value of future gains from existing insurance contracts.

2) Total income, i.e. income including change in surplus values.

For the calculation of surplus values, see Note 57 on page 81.

Market

The Swedish market for individual life insurance remained strong during 2000 even though a certain slowdown set in towards the end of the year. New premiums in the total market amounted to SEK 52,967 M (SEK 42,379 M), an increase of 25 per cent.

New premiums under unit-linked insurance increased by 28 per cent and by 19 per cent for traditional life insurance. Unit-linked insurance now represents 67 per cent (65 per cent) of the whole Swedish life insurance market.

By type of insurance, new premiums under endowment assurance increased by 15 per cent, occupational insurance by 37 per cent and pension insurance by 12 per cent. Pension insurance tends to decline in favor of IPS (Individual Pension Savings).

In the Swedish market for individual life insurance, which accounts for 86 per cent of the total market, new premiums amounted to SEK 45,484 M (SEK 38,255 M).

SEB Trygg Liv's new premiums under individual life insurance in the Swedish market amounted to SEK 7,411 M (SEK 6,908 M), corresponding to an increase of 7 per cent.

To this should be added the sale of Life Assurance Portfolio Bond, an endowment assurance that is sold in the Swedish market by SEB Trygg Life in Ireland which means that it is not included in the Swedish market statistics. These sales totalled SEK 1,042 M.

Market share, life insurance in 2000

SEB Trygg Liv	14,9%
Skandia	29,2%
Handelsbanken	8,3%
Länsförsäkringar	9,1%
Robur	10,2%
SPP	15,4%
Others	12,9%

Important events during 2000

Following a decision in February just over SEK 9 billion was allocated as per 1 April as an extra dividend to the customers of Gamla Livförsäkringsaktiebolaget SEB Trygg Liv. This was the third time during a five-year period that an extra refund allocation was made. The average return during the same period was 16.1 per cent, compared with the trade average of 11.9 per cent.

In December, SEB Trygg Liv launched a safe housing project for senior customers. In the first stage 140 flats will be built in Halmstad, offering individually adapted service and care. These will be ready in 2002. This project is carried out in co-operation with the construction company Peab, the nursing company Actica and SEB Trygg Liv. Several new projects are planned for the next few years.

The concept Modern Lön (modern salary) played a significant part for the procurement of corporate solutions by several large Swedish companies. SEB Trygg Liv was one of the most prominent players in this area, which is based upon employees' possibilities to waive gross salary in exchange for other benefits, occupational pension, etc.

Through SEB's acquisition of BfG Bank, a sales channel for life insurance was created in Germany. SEB Trygg Liv is now investigating how an establishment will be carried through.

Since December and as the first big bank in Sweden, SEB offers customers a selection of mutual funds from competing mutual fund companies under the name of Selected External Funds. The broadened selection will be made available to SEB Trygg Liv's unit-linked insurance investors during 2001.

The Swedish Premium Pension system led to a number of activities for the purpose of giving customers advice for their pension planning. SEB participated with 19 funds and obtained a market share of 4 per cent. This was below its own expectations and those of the market. It is thought that one of the main reasons for this was that SEB's recently started mirror funds (identical with corresponding funds outside PPM, the Swedish Premium Authority) did not show a historic return in PPM's fund catalogue.

In co-operation with various experts in the welfare area the report Den svenska välfärden år 2005 (Swedish Welfare in 2005) was published last spring. According to this report the life insurance companies will play a significant part for tomorrow's welfare society.

SEB Trygg Liv assembled its Internet resources in a new unit. The Internet shall be an integral and complementary channel in SEB Trygg Liv's channel mix. During the year the possibility of changing funds in their unit-linked insurance via the Internet was introduced for customers. In addition, corporate customers were given access to insurance information, for example regarding endowment assurance. Private customers are able to get a picture of their insurance situation on the Internet since earlier.

The Financial Supervisory Authority granted SEB Trygg Liv permission to merge its pension foundation activities in the subsidiaries Ekonomihuset and Pensionstjänst. This new unit will now become Sweden's leading player in the field of pension foundations.

By virtue of the new Insurance Business Act Fondförsäkringsaktiebolaget SEB Trygg Liv was granted permission to offer traditional insurance, in addition to unit-linked insurance, and to distribute any surplus to the shareholders.

Result and business volumes

For SEB Trygg Liv, 2000 saw a substantial increase in sales and a significant improvement in results from operations. The total result before financial items rose by SEK 534 M, or 84 per cent, to SEK 1,167 M (SEK 633 M). The downward trend on world stock markets in the autumn, however, had a negative impact on the total result of SEK -814 M (SEK +748 M). The operating result (before change in surplus values) improved by SEK 137 M, to SEK +16 M.

Income rose by 34 per cent, while costs increased by 20 per cent, mainly in the form of costs for increased sales.

SEB Trygg Liv's sales in Sweden and abroad, i.e. new premiums and extra premiums under existing insurance contracts, rose by 39 per cent, to SEK 12, 306 M (SEK 8,864 M). Premium income rose by 24 per cent, to SEK 18,534 M (SEK 14,960 M), mainly due to increased sales of endowment assurance and foreign activities. The sale of foreign life insurance multiplied by six, from SEK 218 M to SEK 1,340 M, due to the successful international endowment assurance Portfolio Bond, which sold for SEK 1,042 M during its first full year in the market.

Sales per product area: Unit-linked insurance rose by 36 per cent and totalled SEK 9,803 M (SEK 7,196 M). Traditional life insurance decreased by 20 per cent, from SEK 1,450 M to SEK 1,163 M. Unit-linked insurance now accounts for 91 per cent (84 per cent) of total sales.

Sales per tax category: Endowment assurance increased by 22 per cent, to SEK 7,862 M (SEK 6,460 M). Occupational pension increased by 57 per cent, to SEK 2,633 M (SEK 1,675 M). The sale of pension insurance totalled SEK 470 M (SEK 510 M), a decrease of 8 per cent. IPS was the main private pension savings product. Net sales of IPS increased by 75 per cent, to SEK 403 M (SEK 230 M). The value of IPS amounted to SEK 3,033 M.

Sales per customer category: Sales to companies rose by 46 per cent, to SEK 3,417 M (SEK 2,344 M). Sales to private individuals increased by 20 per cent, to SEK 7,548 M (SEK 6,302 M).

Future prospects

For 2001 the following are the most important issues facing SEB Trygg Liv: a strengthening of the bank-insurance connection, so-called bankassurance, continued development of social security and welfare products and services in the form of a so-called Security Account, expansion in the corporate market, continued work on quality and service, continued development of the co-operation with the brokerage companies and expansion abroad through exporting the bankassurance concept to Germany.

Speaking generally for the life insurance market, the gradual reduction of public insurance protection will demand more personal responsibility on the part of private individuals and create a wider scope for private insurance solutions.

Competition for qualified personnel makes companies engage themselves in their employees to an increasing extent, for example by offering occupational pension or possibilities to exchange gross salary for various benefits. In all, this means that the future prospects of life insurance are deemed to be clearly positive, both in the long and short term.

BfG

At the end of the year BfG's restructuring programme was well ahead of plan. The number of e-banking customers more than doubled, to 147,000

BfG Bank is one of Germany's largest, privately-owned banks, with 177 branch offices, approximately one million private customers and 4,500 corporate clients.

Distribution of income in 2000

Trading	5%
Other income	22%
Lending	37%
Payments	5%
Securities, funds	13%
Deposits	18%

	2000
Percentage of SEB's total income, %	21
Percentage of SEB's total result, %	7
Percentage of SEB's staff, %	22

Profit and loss account, SEK M

Net interest income	4,360
Net commission income	1,908
Net result of financial transactions [1]	155
Other operating income	324
Total income	**6,747**
Staff costs	-2,812
Other operating costs	-2,155
Depreciation	-380
Total costs	**-5,347**
Net credit losses	-730
Net result from associated companies	11
Total result [1]	**681**

Income/cost ratio	1.26
Cost/income ratio	0.79
Allocated capital at year-end	11,000
Return on capital at year-end	4,5
Number of employees (average)	4,524

1) Excluding a positive one-off item of SEK 230 M. Including this one-off effect return on allocated capital (SEK 14 billion) during the year was 4.7 per cent.

Market

Germany's banking community is still one of the most fragmented in Europe. Initial steps among banks towards changing the market structure produced no appreciable results in 2000. Several banks, however, have announced plans to restructure their networks of branch offices.

Internet activities were a top priority for German banks in 2000 in their bid to widen their presence on the net and to broaden their range of services. Unfavourable trends on the Neuer Markt, the German stock market's high-growth segment, had a negative impact on asset-gathering activities. Since the second quarter of 2000, the number of accounts opened at direct brokers also slowed dramatically, due to the heavy turbulence on the stock market. BfG Bank was only touched marginally by the market downturn as its proprietary trading operations are traditionally modest.

Significant restructuring in 2000

The activities of BfG in 2000 were characterised by substantial restructuring measures aimed at increasing the bank's profitability. Its overall objective is a 15 per cent return on equity after Swedish standard tax by the year 2005. Radical measures were taken in terms of cost cuts, increased capital efficiency and divestitures. These measures included a staff reduction by 660 employees. Extensive action was taken to restructure the balance sheet and risk weighted assets were reduced by 21 per cent, to less than EUR 19 billion.

To focus on its core activities in the savings and private client markets the bank divested several holdings of non-strategic importance. Among these divestitures were the closure of Deutsche Handelsbank (DHB) as well as the sale of Deutsche Structured Finance (DSF), Manic and BfG Leasing. Former Skandinaviska Enskilda Banken AG, the client base of which chiefly comprises German subsidiaries of Scandinavian companies, became a wholly-owned BfG subsidiary at year-end 2000. BfG Bank Luxembourg S.A., BfG's Luxembourg investment subsidiary, was sold to SEB with a view to merging the group's Luxembourg-based operations.

At the end of the year BfG was well ahead of its restructuring targets.

The main focus of all the bank's divisions included identifying future target clients to form the basis for further growth and enhanced profitability. Initial important steps were taken to vitalise future core activities.

Private banking activities

The bank continued its multi-channel approach in 2000. There were no changes in the network of branch offices, which illustrates the importance that the bank attaches to this channel of distribution. In addition, the bank rearranged its 30 advisory centres throughout the country to offer a wide range of sophisticated products and services to its affluent clientele.

At the end of the year an agreement providing for extensive co-operation was signed with the Cologne-based Gerling group, a major player in the German insurance market. The agreement embraces insurance, asset management, Internet banking and brokerage. Furthermore, BfG will co-operate with SEB Trygg Liv as regards unit-linked insurance products. These co-operation arrangements form the foundation of the insurance offensive planned for 2001.

Internet banking was the fastest growing channel of distribution during 2000. The number of e-banking clients more than doubled, to 147,000 by year end 2000.

In November, the bank launched the online brokerage service SEBdirect. Through co-operation with external suppliers as regards information, products and financial services an attractive mix is created for the clients of the bank. An exclusive co-operation agreement between SEBdirect and www.wallstreet-online, the leading German provider of financial information, with 200,000 users, marks the first result of this strategic reorientation.

Merchant Banking

Capital rationalisation was a top priority area within merchant banking during the year and allocated capital to those operations was significantly reduced. Reorientation is focused on mid-cap companies with strong business relations with BfG. Corporate clients not falling into this category were systematically identified. Such business relations will be terminated over the next few years. The ongoing focus on a sound corporate client portfolio and the implementation of SEB's credit policy are important steps towards higher asset quality.

The Real Estate Division focused on its core business, commercial property financing in Germany, during the year. Great importance was attached to a process optimisation and to a review of the strategic objectives and organisational structure. An overhaul of the risk policy was a major feature.

In line with Group strategy the Institutional Customer Division focused on asset management and investment products. The sale and development of mutual and special funds for institutional customers continue to be a growth segment. New niche funds will be launched in 2001.

In the lending business low risk, short-term public sector financing of social security units and municipalities was dominating.

Membership of the SEB Group led to an optimisation of the correspondent banking activities.

Asset Management

The affiliation with the SEB Group opened up new prospects for BfG Invest, the asset-gathering arm of the bank, in terms of mutual fund development and distribution. The initial outcome of the co-operation arrangements featured the BfG Concept Wireless and the BfG Concept Tele Tech funds, launched in Sweden and sold under the BfG label in Germany. BfG's Neue Märkte fund, in turn, was sold in Sweden through SEB's network of branch offices. BfG Invest successfully continued its policy by launching a high yield bond fund as well as ecological and guarantee investment funds. A predominant feature of the sales drive in 2001 will consist in distribution via direct and third party banks as well as in sales and purchases of equities and investment funds via the Internet.

ImmoInvest's open-ended real estate fund continued its success-story in 2000. The fund was ranked number one in the Standard & Poor's Micropal Analysis for its ten year performance. It is the only fund of its category that has been given five stars by Standard & Poor's. ImmoInvest has now kept its leading position for several successive years. It was one of the rare real estate investment funds that managed to attract new capital in 2000.

Result

BfG's result after taxes according to German accounting principles (EUR 1.8 M) was of course strongly influenced by the restructuring process and the costs associated therewith.

BfG's result according to Swedish accounting principles and as part of the SEB Group was EUR 108 M. This includes one-off items of EUR 27 M, which means that the operating result was EUR 81 M. Return on allocated capital at year-end (after Swedish standard tax) was 4.5 per cent.

The net effect of the various restructuring measures has been included in the calculation of result. Consequently, the profits from sales of subsidiaries as well as the one-off costs for the restructuring process have been taken against provisions at SEB Group level. Thus, the operating result can in all essentials be seen as a "normal" operating result. The withdrawal from provisions during 2000 totalled EUR 112.5 M.

Prospects for the future

BfG is set to change its name to SEB AG at the beginning of the second quarter of 2001. The bank will continue to focus on asset management and Internet banking in 2001.

Future growth will be further strengthened with the help of co-operation arrangements and alliances with external partners.

In 2001, the bank will make the necessary preparations to gear up for the reform of the German pension system in 2002. The State will support private pension schemes, particularly annuity insurance with a capital guarantee. This reform will lead to a fundamental change of the country's insurance and savings market. It will give German banks the chance to gain significant market shares. BfG will make every effort to acquire a handsome share of this new area of business.

Credit portfolio, SEK 351 billion


Bank & Finance 22,3%
Households 28,3%
Public sector 13,9%
Property sector 17,9%
Other 17,6%

BfG's doubtful claims totalled SEK 9,140 M. After a provision for possible credit losses of SEK 4,293 M, doubtful claims net, amounted to SEK 5,117 M.

Enskilda Securities

Enskilda Securities advanced its position in the Nordic market during the year. This contributed to clearly increased income, which in turn led to an 85-per cent result improvement.

Enskilda Securities is a subsidiary of SEB and an independent investment bank with its own product and marketing responsibility for financial advisory services, equity trading and equity research. Enskilda Securities is the leading investment bank as regards Nordic-related business within corporate finance, equity trading and equity research.

The activities of Enskilda Securities are organised in two business units, Equities and Corporate Finance, supported by the functions Research and Equity Capital Markets.

The goal of Enskilda Securities is to be a leading European niche investment bank, based upon absolute Nordic leadership. Enskilda Securities is represented in Stockholm, London, Helsinki, Copenhagen, Oslo, Frankfurt, Paris, New York and San Francisco. Internationally, Enskilda Securities co-operates within corporate finance with the U.S. investment bank Blackstone Limited Partnership.

Through the acquisition of the Norwegian company Orkla Finans (Fondsmegling) ASA from Orkla Finans ASA the largest Nordic investment bank was created at the beginning of 2000. After the acquisition Enskilda Securities is owned to 22.5 per cent by Orkla Finans ASA and to 77.5 per cent by SEB.

In order to strengthen its position within the IT and telecom sector further and to be able to follow developments in the rapidly growing IT market in California, Enskilda Securities established an office in San Francisco. Furthermore, a corporate finance function was set up at the Frankfurt office for the purpose of bolstering Enskilda Securities' possibilities to participate as an adviser in connection with business transactions between German and Nordic companies and to participate in IPO's on "Neuer Markt".

Enskilda Law, Capital Management and the Moscow office closed their operations during the year.

	2000	1999
Percentage of SEB's total income, %	11	11
Percentage of SEB's total result, %	11	8
Percentage of SEB's staff, %	3	3

Profit and loss account, SEK M

	2000	1999
Net interest income	-166	-51
Net commission income	2 977	1 627
Net result of financial transactions	675	546
Other operating income	128	157
Total income	**3 614**	**2 279**
Staff costs	-1 844	-1 266
Other operating costs	-595	-403
Depreciation	-93	-25
Total costs	**-2 532**	**-1 694**
Net credit losses	13	7
Total result	**1 095**	**592**

	2000	1999
Income/cost ratio	1,43	1,35
Cost/income ratio	0,70	0,74
Number of employees (average)	548	420

Market

Throughout the year, the stock market was characterised by increased turnover and big and fast price fluctuations, which created good business opportunities for the market players. In addition, Enskilda Securities consolidated its position in the market, which taken together led to a clear increase in income. The first quarter distinguished itself through strongly rising stock prices, particularly for IT and telecom shares. The good business climate had a positive impact upon Enskilda Securities' income as regards commissions, trading, IPOs and new share issue activities. Stock prices dropped very sharply during the second and third quarters, which led to tougher conditions for Enskilda Securities, particularly as regards IPOs and new share issues.

Equity turnover on all the Nordic stock exchanges was considerably higher than in 1999, although falling prices were noted on all of them except for Copenhagen. The total equity turnover on the OM Stockholm Exchange was SEK 4,456 billion, corresponding to almost SEK 18 billion per day. The General Index dropped by 12 per cent.

The major Nordic investment banks and to an ever increasing extent, the major U.S. and European investment banks account for most of the competition in the Nordic markets. In addition, there are a number of minor and medium-sized local competitors in each individual country.

Activities

Equities

Equities carries out research-driven brokerage of equities and equity-related instruments for institutional clients all over the world. Non-Nordic customers accounted for 51 per cent of the commission income during 2000. Close to 50 per cent of the total commissions derived from trades in IT and telecom shares, compared to 30 per cent in 1999. During 2000, Enskilda Securities was the largest player on the stock exchanges in both Stockholm and Oslo, with market shares of 9.8 per cent and 13,0 per cent of turnover, respectively. The improved position in Norway was due to the acquisition of Orkla Finans (Fondsmegling) ASA. Enskilda Securities advanced its position on the other Nordic stock exchanges, too.

Research

The 90 analysts of the Research unit monitor a little over 800 companies, of which close to 500 are Nordic companies. The objective is to be a complete supplier of equity research reports. The coverage of European companies is focused on a number of select sectors, including telecom and techno-

Examples of transactions in which Enskilda Securities participated during 2000

Company	Transaction	Approx. Value SEK M
Mergers & Acquisitions		
Holmen (Swe)	• Adviser to Holmen in sale of its shareholding (50%) in Modo Paper to Finnish Metsä Serla	9,500
Assa Abloy (Swe)	• Adviser to Assa Abloy in acquisition of British William's lock division Yale Intruder Security	11,400
TurnIT (Swe)	• Adviser to TurnIT in connection with its public take-over bid to the shareholders of Arete	444
NetCom (Nor)	• Adviser to Norwegian NetCom in connection with Telia's public take-over bid	23,800
NCL Holding (Nor)	• Adviser to Norwegian NCL Holding in connectionwith Star Cruise's (Singapore) public take-over bid	10,000
Norsk Hydro (Nor)	• Adviser to Norsk Hydro in sale of Hydro Seafood to Dutch Nutreco	3,900
Stora Enso (Fin)	• Adviser to Finnish Stora Enso in connection with formation of Billerud through the merger of activities within Stora Enso and AssiDomän	4,800
Damgaard & Navision Software (Den)	• Adviser to Danish Damgaard and Navision Software in connection with their merger	9,400
Equity Capital Markets		
Telia (Swe)	• Adviser to Swedish Government in connection with the sale and market introduction of Telia on OM Stockholmsbörsen	76,600
SKF (Swe)	• Placement of existing shares	2,000
Telelogic (Swe)	• New issue and placement of existing shares on three different occasions during 2000	1,700
Telenor (Nor)	• Syndicate member in connection with the market introduction of Norway's Telenor on the Oslo Stock Exchange and Nasdaq	16,300
Kværner (Nor)	• Adviser to Norwegian Kvaerner in connection with its new issue with preferential rights	2,600
Stepstone (Nor)	• Placement of existing shares and new issue and sale of existing shares in connection with the market introduction of the company on the Oslo SE	3,000
ICL Data (Fin)	• Private placement – sale of existing shares	330
Perlos (Fin)	• Placement of existing shares	250
NKT Holding (Den)	• Repurchase of own shares	1,250

logy, engineering and pharmaceuticals, which complement the Nordic research activities. During the year Enskilda Securities strengthened its position within equity research, as reflected in a number of different, independent research rankings published during the year.

Equity Capital Markets

Equity Capital Markets works as a link between the two business units Corporate Finance and Equities in connection with IPOs, new share issues and major placements of shares, for example.

Corporate Finance

Corporate Finance provides financial advisory services, mainly within mergers & acquisitions and equity capital markets (new share issues, IPOs, etc.). Enskilda Securities is the leading Nordic investment bank within corporate finance.

Result

Enskilda Securities' income increased by 59 per cent due to strongly rising commission income, a good trading result mainly from equity derivatives trading and high corporate finance income. Costs rose by 49 per cent, which was chiefly due to acquisition costs relating to Orkla Finans (Fondsmegling) ASA, new recruitment, IT investments and higher performance-related compensation.

Enskilda Securities reported its best result so far for the year 2000, SEK 1,095 M, an increase of 85 per cent compared with 1999.

Future prospects

The trends of recent years in the markets for financial advisory services, equity trading and equity research, with continued globalisation and rising volumes, are expected to persist in a more long-term perspective. In the short term, however, the situation is more imponderable. Competition is expected to increase further during the coming years, mainly from international players. It is uncertain to what extent the longer business hours on the stock exchanges and continued stock exchange restructuring will influence the behaviour of different players.

Mergers and acquisitions during 2000

	Value USD M	No of transactions
Morgan Stanley Dean Witter	26,151	26
Enskilda Securities	22,562	76
Goldman Sachs	19,792	14
Deutsche Bank	16,561	19
Lazard	15,520	9
ABN AMRO	11,558	35
Credit Suisse First Boston	10,475	18
Salomon Smith Barney	9,990	15
D Carnegie	9,927	31
ArosMaizels	9,847	34

Source: Thomson Financial Securities

Enskilda Securities was the investment bank that carried out the largest number of M&A transactions in which the acquired party was a Nordic company during 2000. Also in terms of total transaction worth Enskilda Securities was one of the leading investment banks. It was furthermore a clear market leader as regards IPO's in the Nordic countries during 2000, both measured in numbers of market introductions and worth.

Distribution of income, SEK M


Equities 2,390
Corporate Finance 1,193
Other 31

SEB Kort

Increased volumes in combination with cost reductions led to improved results.

SEB Kort is a leading card company in the Nordic area, with well-known brand names like Diners and Eurocard.

	2000	1999
Percentage of SEB's total income, %	4	6
Percentage of SEB's total result, %	4	5
Percentage of SEB's staff, %	3	4

Profit and loss account, SEK M

	2000	1999
Net interest income	132	152
Net commission income	1,169	1,120
Net result of financial transactions	1	-10
Other operating income	72	66
Total income	**1,374**	**1,328**
Staff costs	-349	-314
Pension compensation	40	34
Other costs	-509	-570
Depreciation	-37	-37
Total costs	**-855**	**-887**
Net credit losses	-69	-56
Total result	**450**	**385**

	2000	1999
Income/cost ratio	1.61	1.50
Cost/income ratio	0.62	0.67
Number of employees (average)	597	578

Important events during 2000

The use of, and interest in, cards as a means of payment increased further during 2000 in the Nordic countries, which was noticed both in the form of a rising number of cards and higher average volumes per card.

A total of approximately 2.4 million cards had been issued at year-end 2000, of which more than 1.8 million in Sweden. SEB Kort has signed redemption agreements with about 155,000 sales points throughout the Nordic area. Turnover totalled SEK 124 billion in 2000 and outstanding credits were SEK 6.3 billion.

In the autumn SEB Kort started to issue MasterCard in Finland, which means that the company issues MasterCard in Sweden, Denmark, Norway and Finland. The business has developed well.

The travel concept Perago was launched, which is a system that covers the whole business travelling process. Perago offers customers an IT-based solution comprising the whole administrative process as regards travelling.

The card products were generally developed both on the private and corporate side. Today, for example, SEB Kort offers increased information via the Internet. Customers in Norway and Finland are now able to see their own transactions even before invoicing, the so-called e-balance. This service will also be introduced in Sweden and Denmark during 2001.

In June, a loyalty programme for private customers was introduced in Finland for the purpose of strengthening customer loyalty and increasing turnover. So far experience is good and the programme has had a noticeable effect in the form of increased volumes.

Distinction for good service was conferred upon SEB Kort's call centres in Denmark and Norway. SEB's Norwegian call centre was awarded first prize in the Teleperformance Grand Prix Customer Service Awards in competition with about one hundred other companies. In Denmark, SEB Kort got distinction as the best call centre within the financial sector.

In early autumn 2000, Euroline processed the first transactions from those customers who so far have joined the Central Acquiring system, through which corporate customers with activities in several countries are offered central redemption of transactions. Thus, they do not need to work with several redemption companies. The goal is to become a leader within Central Acquiring in Europe. Already today, SEB Kort is one of the leading companies in this area in the Nordic countries.

SEB Kort was incorporated on 1 January 2001. The newly-formed company is responsible for all card-handling within the SEB Group.

Result

The operating result improved by 17 per cent and income rose by 3 per cent, mainly as a result of increased card and redemption volumes. Costs dropped by 4 per cent, mainly due to lower costs for systems development but also to lower operating costs.

Credit losses increased by 23 per cent but are low in an international comparison. The increase was due mainly to an increased number of frauds.

Future prospects

In order to be able to offer customers extended use of credit and charge cards in the future development work during 2001 will aim at using other methods than the traditional magnetic track as an information carrier.

Internet trading is expected to grow over the coming years both among companies and private individuals. It is SEB Kort's ambition to be able to offer payment solutions that make life easier for customers. During 2001 a virtual wallet for private individuals will be introduced and there are plans for a payment solution for inter-company trading.

The Baltic

Good earnings trend in all three Baltic banks.

The Baltic business area comprises the three Baltic banks Eesti Ühispank in Estonia, Latvijas Unibanka in Latvia and Vilniaus Bankas in Lithuania, which together have 194 branch offices and more than one million customers, including 110,000 Internet bank customers.

	2000	1999
Percentage of SEB's total income, %	11	2
Percentage of SEB's total result, %	10	2
Percentage of SEB's staff, %	3	7*

*) Weighted average

Profit and loss acount, SEK M

	2000	1999
Net interest income	628	184
Net commission income	333	105
Net result of financial transactions	163	35
Other operating income	81	64
Total income	**1,205**	**388**
Staff costs	-368	-115
Pension compensation	3	
Other operating costs	-309	-94
Depreciation	-199	-68
Total costs	**-873**	**-277**
Net credit losses	-64	-52
Net result from associated companies	57	111
Total result	**325**	**170**

	2000	1999
Income/cost ratio	1.38	1.40
Cost/income ratio	0.72	0.71
Number of employees (average)	4,137	

Market

The fast economic growth of the Baltic led to an increased demand not only for credits but also for savings products. Still, the market is in great need of traditional banking products at the same time as there is a very great interest in carrying out banking transactions on the net.

Important events

In August 2000, SEB made a cash offer for all outstanding shares in the Estonian bank Eesti Ühispank, the Latvian bank Latvijas Unibanka and the Lithuanian bank Vilniaus Bankas.

This was a natural step in view of the fact that SEB had continued to bring knowledge and expertise to these three Baltic banks throughout the year. At the end of 2000, SEB owned close to 100 per cent of the shares in all three banks, which means that they can now be completely integrated with the SEB Group and are fully free to use all the products of SEB as well as its international network.

SEB's investment in these three banks represents one of the largest foreign investments made in the Baltic and has been very favourably received. The presence of SEB as a European bank is quite important, since the Baltic countries are showing strong economic growth and have a substantial export/import business with the Nordic countries, Great Britain and Germany.

The merger of Vilniaus Bankas and Bankas Hermis was carried out during the spring with very good results. Both the number of employees and branch offices was reduced in all three banks. This is also reflected in their reduced costs.

In June, a jointly-owned subsidiary of SEB IT Partner was established by SEB and Eesti Ühispank. This company is specialised in the Internet development of the Group.

During the year a great number of SEB's corporate customers in the Baltic countries have realised the advantages offered through SEB's presence in the Baltic States.

During 2000, marketing and sales of SEB's mutual funds and life insurance products were started in the Baltic. There is a noticeable demand for savings products and it is foreseen that it will rapidly increase in all three countries.

SEB now has a strong base in the three Baltic countries. In total, the three banks have more than one million customers and are market leaders in the region. At year-end 2000 their total market share for lending in the Baltic was 32 per cent, while their share of deposits was 25 per cent.

The investments that the three SEB-owned banks have made in e-banking have been very succesful. They are all market leaders in their respective countries and had together more than 110,000 Internet bank clients at the end of 2000.

Result

All three banks reported a good earnings trend in their respective domestic markets – all characterised by strong growth.

The total result of the Baltic business area for the year 2000 amounted to SEK 325 M. Eesti Ühispank and Latvijas Unibanka were consolidated during the whole of 2000, while Vilniaus Bankas was only consolidated on 1 October, 2000. For the first nine months of the year a profit participation was reported for Vilniaus Bankas. If a pro forma calculation is made for all three banks, with full consolidation during the whole year, there was a 17 per cent result improvement for the Baltic business area. Total deposit volume rose by 39 per cent, to SEK 18 billion, and total lending volume increased by 10 per cent, to SEK 15 billion.

SEB's e-banking activities

The number of e-banking customers doubled as a result of European expansion.

2000 was a very eventful year for SEB's e-banking activities. In Sweden, the half-million customer mark was passed by a good margin. By the end of the year SEB had a total of over 800,000 e-banking customers in the following six countries: Sweden, Germany, Denmark, Estonia, Latvia and Lithuania, corresponding to an increase of more than 100 per cent since 1999. During the year several new services have been developed and introduced in the existing Internet banks.

E-banking for Swedish private customers

The Swedish Internet Bank for private customers offers a wide range of services: Traditional banking services, investment and insurance services, e-trading, simulation models, etc.

At the end of 2000 SEB had half a million e-banking customers, corresponding to 33 per cent of its total number of private customers. In 1999 the corresponding figures were 334,000 and 22 per cent, respectively.

During 2000, the total number of transactions in the Swedish retail business of the Bank increased by 18 per cent. The number of transactions via the Internet rose almost four times – at declining costs per unit. Of all private payments within SEB during the year 55 per cent were made via the Internet.

110,000 of the private e-banking customers had brokerage accounts on the net and a total of 400,000 equity transactions were executed via the Internet Bank during the year, which means that SEB is one of the largest Internet equity brokers in Sweden.

In June, a new version of SEB's web-site www.seb.se was launched. It is now also a channel of financial information and was ranked as the best Swedish financial web-site by InternetWorld in 2000. www.seb.se has between three and four million visitors per month.

Several new projects were started for the purpose of training customers in the use of the Internet, for example Senior Net and Värdepappersskolan (Securities School).

E-banking for private individuals in the rest of Europe

E-banking showed very strong growth in the European markets during the year. In June, for the first time, more than 50 per cent of all new e-banking customers came from countries outside Sweden.

The BfG Bank in Germany is rapidly being transformed into an e-bank. The number of e-banking customers in BfG increased during the year, from 65,000 to 147,000. The net brokerage service SEBdirect was launched in late autumn 2000 as a complement to BfG's existing e-banking services. A co-operation agreement has been concluded between SEBdirect and www.wallstreet-online.de, a leading supplier of financial information with 200,000 users in Germany.

All three of SEB's Baltic banks – Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas – had aggressive e-banking strategies. Together they had approximately 110,000 Internet customers at year-end 2000.

Eesti Ühispank has already launched an integrated e-banking and net brokerage service and increased its number of e-banking customers to 73,000 during the year.

SEB e-banking
Number of customers



1,000,000
800,000
600,000
400,000
200,000
0
1997
1998
1999
2000
Sweden
Denmark
Germany
Baltic

Latvijas Unibanka's e-banking service, which was introduced in January 2000, had 27,000 customers at the end of the year. Vilniaus Bankas launched its e-banking services only in September, but had 11,000 customers already by the end of the year.

In Denmark SEB has transformed the former Codan Bank into an e-bank and net broker. The pan-European model was introduced in April and at year-end SEB e-banking Danmark had 8,000 customers.

In Great Britain the pan-European e-banking service was opened in early February 2001. In late spring this year this service will be expanded. Also in Norway the service will be launched this spring.

E-banking services for companies

SEB continued to expand its e-banking services for corporate customers and institutional clients. SEB's Internet Bank for small and medium-sized companies in Sweden was equipped with new services such as payroll routines, domestic transfers in euro and leasing/instalment services. Of its 38,000 clients 83 per cent are active customers and almost half use SEB's Internet services at least once a week.

SEB is now developing its Internet-based financial services further by building a corporate portal. The intention is to provide corporate customers with relevant financial information and to gather SEB's electronic supply of services here. The portal will be launched in April 2001.

In June 2000, SEB made an investment in a new business-to-business e-trading site, Integrated Business Exchange (IBX) together with Ericsson and the venture capital company b-business partners. The goal of IBX is to become one of the leading business-to-business players in Northern Europe. IBX is connected to Global Trading Web, the largest e-trading site in the B2B world. Through IBX SEB can help its corporate customers to find a new purchasing channel, while offering a safe mode of payment at the same time.

SEB continued to develop Trading Station and new records were broken during the year as regards the number of foreign exchange transactions in relation to manual transactions. During the fourth quarter TSAX was launched, an automatic foreign exchange solution in Trading Station which enables customers, portals, stock exchanges, Internet brokers and others to carry out foreign exchange transactions on real time. Trading Station was ranked No. 2 in Euromoney's annual survey of the global foreign exchange market.

SEB e-invest

In 2000 SEB e-invest was formed. This is a company for strategic alliances through partnerships in companies/projects that are in an interesting stage of technological or business development.

During the first quarter SEB e-invest made an investment in one of the largest venture capital companies in Europe, b-business partners, which has a capital of close to EUR 1 billion. SEB is the third-largest shareholder.

At year-end SEB e-invest had investments in seven companies with a total book value of SEK 600 M. The most important investments involved Direkt Anlage Bank, SEK 210 M, and b-business partners SEK 296 M.

Mobile financial services

Towards the end of the year SEB launched a mobile Internet service in Sweden in co-operation with Ericsson. This service had attracted 1,200 users by the end of the year and enables customers to buy and sell shares, pay invoices, transfer money between SEB accounts and to other banks. It also offers detailed financial information including the latest stock prices and will be further developed during 2001.

Result

SEB's e-banking activities now form part of the new organisation that was created in order to support SEB's continued international expansion. Income/costs for current operations in Sweden have been taken up as income/costs within each respective unit. The development costs for e-banking during 2000 totalled SEK 1,268 M, of which SEK 322 M was borne by the operational activities and SEK 946 M represents costs and investments directly carried as an expense and borne by the Group at central level.

Report of the Directors

The activities of the SEB Group during 2000 were characterised both by expansion in the form of a number of acquisitions and business rationalisation within existing business areas.

On 3 January 2000 the German BfG Bank was consolidated with the SEB Group. BfG has undergone comprehensive rationalisation during the year, which has led to a reduction in the number of positions by 660 among other things.

At the beginning of the year Enskilda Securities purchased the Norwegian finance company Orkla Finans (Fondsmegling) ASA – now renamed Orkla Enskilda Securities ASA – from Orkla Finans ASA. Payment was made in the form of newly issued own shares. Enskilda Securities is now owned to 22.5 per cent by Orkla Finans ASA and to 77.5 per cent by SEB.

During the autumn SEB made an offer to purchase all outstanding shares in the three partly owned Baltic banks Eesti Ühispank in Estonia, Latvijas Unibanka in Latvia and Vilniaus Bankas in Lithuania. At year-end, SEB's ownership in these three banks was close to 100 per cent.

Towards the end of the year SEB acquired close to 30 per cent of the shares in the Polish bank Bank Ochrony Srodowiska, BOS. At year-end SEB's shareholding in this bank was approximately 33 per cent, including its earlier holding of 4.4 per cent. BOS is a medium-sized bank with its registered office in Warsaw that is active in both the private and corporate market. At the end of 2000 the total assets of the bank amounted to SEK 11 billion. It has a staff of 1,700 employees and 55 branch offices.

Certain units that did not form part of the Group's core business were sold or outsourced. For example, the 18-per cent holding of the Bank in the Swedish Export Corporation was sold to ABB, whereas the so-called post-write-off debt collection and the handling of cash were outsourced to Hoist Kredit AB and Pengar i Sverige AB (subsidiary of Central Bank of Sweden), respectively. The Head office building of the Bank at Kungsträdgårdsgatan in Stockholm was sold to the Pension Foundations of the Bank.

Internal work was highly focused on continued risk reduction and capital rationalisation. Exposure on emerging markets was reduced, the proprietary trading business was discontinued and business operations were rationalised, particularly within retail operations and Merchant Banking.

During 2000 the activities of the Group have been carried out within the following business areas and units: Retail Distribution (branch office business, telephone and ATM services, savings, credits, leasing, etc.), Merchant Banking (trading in currencies and interest-bearing instruments, cash management, export and project finance, etc.), SEB Securities Services (custodial services), SEB Invest & Funds (mutual fund management, etc.), Private Banking (asset management services), SEB Trygg Life (life insurance and pension services), BfG (banking operations in Germany), Enskilda Securities (financial advisory services, equity trading and research), SEB Kort (credit and charge cards in the Nordic area), the Baltic (ownership in three Baltic banks) and SEB e-banking (development of Internet services).

The present SEB Group differs substantially from the way the Group looked at the end of 1999. Total assets have expanded strongly – mainly following the acquisition of BfG – and totalled SEK 1,123 M as at 31 December, 2000, an increase of SEK 413 billion or 58 per cent. The BfG acquisition also means that the currency mix of the balance sheet has changed. The euro now accounts for 36 per cent of assets compared with 11 per cent on 31 December 1999, while the Swedish krona accounts for 38 per cent compared with 58 per cent before. Risk-weighted assets have increased by SEK 177 billion, to SEK 496 billion. The acquisitions are also mirrored in a considerably higher level for both income and costs.

Key figures for The SEB Group

	2000	1999
Return on equity, %	16.9	14.6
Return including change in surplus values, %	16.5	17.2
Earnings per share, SEK	9.43	6.96
Earnings per share (Total result after tax), SEK	9.77	8.60
Income/cost ratio, SEB Group	1.48	1.45
Income/cost ratio, banking operations	1.42	1.30
Cost/income ratio, SEB Group	0.68	0.69
Cost/income ratio, banking operations	0.70	0.77
Lending loss level, %	0.12	-0.09
Provision ratio for doubtful claims, %	49.1	59.6
Level of doubtful claims, %	1.35	0.82
Total capital ratio, %	10.76	14.62
Core capital ratio, %	7.37	10.80

Result and profitability

Income

Mainly as a result of strongly increased commission income, income for comparable units, excluding the change in surplus values in life insurance operations, increased by 25 per cent, to SEK 22,707 M. The rate of increase was negatively affected by the changes in the surplus value due to the dependence of the surplus value on stock market valuations. Including BfG, the Baltic banks, Orkla Enskilda Securities and one-off effects the income level increased by 57 per cent, to SEK 32,995 M (SEK 21,038 M).

Net interest earnings for comparable units rose by 7 per cent, to SEK 7,148 M (SEK 6,674 M). This increase was mainly due to increased deposit volumes. Including the new units net interest earnings increased to SEK 11,616 M (SEK 6,858 M).

The SEB Group
Operational Profit & Loss Account, quarterly basis

SEK M	2000:4	2000:3	2000:2	2000:1	1999:4
Net interest income	2,898	2,849	2,986	2,883	1,769
Net commission income	3,507	3,400	3,237	3,702	2,562
Net result of financial transactions	1,294	786	572	900	865
Other operating income	598	394	1,367	1,285	517
Change in surplus values in life insurance operations	-269	179	-46	473	856
Total income	**8,028**	**7,608**	**8,116**	**9,243**	**6,569**
Staff costs	-3,391	-3,072	-3,087	-3,211	-2,599
Pension compensation	227	226	319	171	452
Other operating costs	-2,847	-1,891	-2,095	-1,918	-1,578
Depreciation	-508	-409	-419	-427	-332
Total costs	**-6,519**	**-5,146**	**-5,282**	**-5,385**	**-4,057**
Net credit losses etc	-112	-247	-250	-281	58
Net result from associated companies	20	23	22	30	33
Operating profit from non-life insurance operations	43	36	81	52	32
Total result	**1,460**	**2,274**	**2,687**	**3,659**	**2,635**
Taxes	-613	-719	-886	-638	-259
Taxes on change in surplus values	76	-50	12	-132	-240
Minority interests	-36	-64	-21	-124	-32
Total result after tax	**887**	**1,441**	**1,792**	**2,765**	**2,104**

Net commission income for comparable units rose by 34 per cent, to SEK 11,006 M (SEK 8,212 M) mainly due to strongly improved securities commissions following the favourable stock market development at the beginning of the year and the high rate of turnover during the whole year. Commission income relating to loans and payments also contributed to the result to a great extent. Including the new units, net commission income increased by 66 per cent, to SEK 13,846 M (SEK 8,317 M).

Net result of financial transactions for comparable units rose by 50 per cent, to SEK 3,004 M (SEK 1,999 M) due to satisfactory results from equity and bond trading, including derivatives. BfG, the Baltic and one-off items within BfG of SEK 230 M led to a total increase of 75 per cent in the net result of financial transactions, to SEK 3,552 M. Of this amount foreign exchange earnings accounted for SEK 1,368 M (SEK 1,142 M).

Other income, including dividends, amounted to SEK 3,644 M (SEK 2,327 M), of which capital gains and other one-off items accounted for SEK 1,690 M (SEK 948 M). Of this amount SEK 262 M was mainly attributable to capital gains in connection with sales from the risk capital portfolio. Other important one-off effects were as follows: SEK 500 M from the sale of SEB's holding in the Swedish Export Credit Corporation, SEK 420 M from the sale of the Head Office of the Bank and SEK 373 M from the settlement with Orkla Finans. Even though they are treated as one-off items, capital gains represent a normal feature of SEB's income structure to a certain extent. During 2001, capital gains worth more than SEK 500 M have already been realised.

Other one-off items were SEK 230 M, attributable to BfG for the first and second quarter and reported as net result of financial transactions; SEK 238 M from the sale of post write-off debt collection to Hoist Kredit AB, booked as recoveries within Retail Distribution during the fourth quarter; and SEK 88 M from the sale of a property in Paris emanating from the run-off activities. In total, one-off items affecting income amounted to SEK 2,306 M (SEK 1,273 M).

The change in the surplus value in life insurance operations was affected by the negative financial effects that were due to the downturn of the stock market and totalled SEK 337 M (SEK 1,502 M). Sales, that is new premiums and additional payments under existing insurance contracts, rose by 39 per cent, to SEK 12,306 M. The change in surplus value is described more in detail in Note 57.

Costs

Costs for comparable entities rose by 11 per cent or slightly over SEK 1,500 M, to SEK 15,734 M. There are two distinct reasons for this increase in costs. Firstly, following favourable results particularly within Enskilda Securities, Merchant Banking and Retail Distribution bonus compensation increased by more than SEK 600 M. Secondly, the development of the IT side has led to an increase of a little over SEK 600 M, including staff costs. Including BfG, the Baltic banks and Orkla Enskilda Securities costs amounted to SEK 22,332 M, an increase of 54 per cent compared with 1999.

The cost structure and cost level vary significantly between different parts of the Group. In Nordic Banking – that is Retail Distribution, Merchant Banking and SEB Securities Service – the level of costs has successively been reduced in recent years. During 2000 costs declined somewhat, not taking into account the higher performance-related compensation paid as a result of the strongly improved results within these business areas. Following substantial rationalisation with Nordic Banking as a whole, the cost/income ratio was improved from 0.62 to 0.53.

In the growth-oriented main group Asset Management & Life as well as in Enskilda Securities, costs rose due to both volume growth and increased performance-related compensation. Within Enskilda Securities alone staff costs increased by close to SEK 600 M.

Staff costs

For comparable units staff costs increased by 13 per cent, to SEK 9,355 M, due to good results in certain sectors resulting in higher performance-related compensation. Including BfG, the Baltic banks and Orkla Enskilda Securities staff costs increased by 52 per cent, to SEK 12,761 M.

The number of employees measured as an average during the year increased to 20,368 (13,455).

Part of the cost increase was attributable to pension costs, for which compensation is received from SEB's Pension Foundations. This compensation, which amounted to SEK 943 M (SEK 873 M) in 2000, is a positive item in total costs and includes the pension insurance that replaced the earlier profit-sharing system. In addition, SEB received a refund of SEK 62 M from SPP, which reduced the staff costs.

IT costs

Total IT costs for comparable units increased by 22 per cent, to SEK 3,688 M. The major reason for this increase was the development of e-banking and Internet-related areas as well as the restraint that prevailed in 1999 on the eve of the new millennium. Including BfG and the Baltic banks the IT cost level increased to SEK 4,842 M, which is slightly more than 20 per cent of the total costs of the Group. IT costs are here defined as a calculated cost for all IT-related activities and includes the costs for own personnel engaged in the IT-sector, either within the two IT companies of the Group or within the business areas. Of these calculated IT costs, external IT costs as specified in the annual accounts, i.e. rental fees for systems and equipment, consulting fees, maintenance etc., amounted to SEK 2,338 M. The IT-development has been intense over the whole year with an uneven weight of the cost distribution, The cost level for the first three quarters was around SEK 1,000 M per quarter, whereas the cost in the fourth quarter isolated was SEK 1,695 M. During 2001 IT costs will be kept at an unchanged or reduced level compared with 2000.

Cost for e-Banking

During 2000 SEB has carried out its e-banking activities in a separate Group unit. The running costs for operating the Internet bank have mainly been charged to the business unit Retail Distribution, whereas the development costs for the e-banking activities have been carried as an expense and borne jointly by the Group.

Total costs within SEB e-Banking amounted to SEK 1,268 M including IT costs, and were included in the above total for IT costs. Of that, SEK 322 M was charged to the business areas and the rest – SEK 946 M – represented a Group-wide investment even though it was accounted for as a cost during the period. The activity increased during the year. Costs in the first quarter were only SEK 98 M whereas the costs for the fourth quarter isolated amounted to SEK 464 M. These costs include both development costs for the new pan-European model in Denmark, Norway and Great Britain and improvements of the Swedish Internet Bank.

Restructuring reserve

On 31 December 2000, SEK 1,999 M had been utilised – including SEK 300 M in the current year – of the restructuring reserve of SEK 2,255 M established in the accounts for 1997.

The acquisition of BfG in January 2000 was made at a purchase price that was below book value, which resulted in a difference of SEK 3.3 billion between purchase price and BfG equity.

Credit losses

The credit losses of the Group including change in value of assets taken over and write-downs amounted to SEK 890 M, net, of which SEK 730 M, net, was related to BfG. The credit loss level of the SEB Group was 0.12 per cent. During 1999, the year of comparison, the recoveries and withdrawals from reserves were greater than the credit losses including changes in value of assets taken over and write-downs of financial fixed assets. Thus, a positive net of SEK 289 M was reported.

During 2000 incurred losses and provisions for possible losses totalled SEK 2,658 M (SEK 1,089 M), while recoveries and withdrawals from reserves including the reserve for political risks abroad amounted to SEK 1,800 M (SEK 1,296 M).

Tax costs

The tax cost was SEK 2,856 M (SEK 1,355 M), corresponding to a weighted tax rate of 29 per cent. Of this, SEK 1,730 M (SEK 1,288 M) represented taxes paid, SEK 980 M (SEK -209 M) deferred tax and SEK 146 M (SEK 276 M) taxes for previous years.

Earnings per share and return on equity

The calculation of earnings per share including and excluding changes in surplus values in life insurance operations appears from the following table:

	Result incl. change in surplus values		Result excl. change in surplus values	
	2000	1999	2000	1999
Operating result	8,800	5,122	8,800	5,122
Pension compensation	943	873	943	873
Change in surplus values	337	1,502		
Total result	10,080	7,497		
Taxes and minority interests	-3,195	-1,832	-3,101	-1,411
Result after tax	**6,885**	**5,665**	**6,642**	**4,584**
Earnings per share (2000: 704,557,680 shares, 1999: 658,503,093 shares based on a weighted number of shares due to the rights issue)	**9:77**	**8:60**	**9:43**	**6:96**
Return on equity	**16,5**	**17,2**	**16,9**	**14,6**

Assets

Credit portfolio

SEB's total credit portfolio consists of claims, primarily loans, but also contingent liabilities and commitments like letters of credit, guarantees, loans against securities and credit commitments as well as credit exposure due to interest-, share- and currency-related derivatives contracts.

The total credit portfolio increased by close to SEK 375 billion during the year, totalling SEK 926 billion at year-end. This strong increase was mainly due to the acquisition of the German BfG Bank, which added an exposure of SEK 351 billion, and the consolidation of Vilniaus Bankas, Lithuania, which added an exposure of SEK 10 billion. As a direct consequence hereof there has been a noticeable change in the geographical distribution. At year-end, the Nordic area (including Sweden) represented about 43 per cent of the credit portfolio compared with close to 75 per cent at the end of 1999. In addition, exposure on banks, property companies, public sector and households has increased relatively in the portfolio, whereas exposure on the corporate sector has decreased. The strong development of the U.S. dollar during 2000 has also had an impact upon the portfolio, as reflected in increased exposure on currency derivatives, for example. Exposure for comparable units increased by SEK 13 billion, which apart from the dollar effect was due to the continued increase in loan volumes and loans against securities.

The household sector exposure increased by SEK 105 billion, of which BfG accounted for close to SEK 100 billion. For comparable units the volume increased by SEK 5 billion following growing housing loan volumes, among other things, in spite of the fact that a securitisation of the equivalent of EUR 1 billion was carried out during the year.

The corporate sector exposure increased by SEK 138 billion, net, of which BfG and Vilniaus Bankas contributed SEK 140 billion. Thus, for comparable units the credit exposure decreased somewhat, for example on commercial properties and the electricity, heating and water supply sectors.

SEB has carefully analysed its exposure on the telecommunications industry (operators and manufacturing companies) and the IT sector. At year-end its total exposure on this sector was almost SEK 12 billion, or 1.2 per cent of the total credit portfolio. Most of it was related to well-established, Nordic companies of very high credit quality. In addition, SEB participates in a number of Nordic-related project finance deals for major operators, particularly within the OECD area. The IT sector represents a very small part of the portfolio, less than 0.4 per cent or approximately SEK 4 billion. The exposure is spread on a large number of companies of which newly established companies account for a very limited part.

After the household sector banks accounted for the major part of the portfolio and increased by SEK 82 billion during the year, of which BfG and Vilniaus Bankas contributed SEK 72 billion.

Through the acquisition of BfG exposure on the public sector has almost doubled. In Sweden, this exposure remained stable, although there has been a certain shift in the exposure on municipalities from large ones to medium-sized municipalities.

Customer concentration

The portfolio concentration continued to decrease and the Group had no engagements in excess of 10 per cent of the capital base during 2000.

Problem loans

The doubtful claims of the Group, net, i.e. after provision for possible credit losses, amounted to SEK 8,365 M (SEK 2,824 M), of which BfG contributed SEK 5,117 M. For comparable units the volume increased by 7.7 per cent. Doubtful claims, net, as a percentage of the Group's lending and leasing volume corresponded to 1.35 per cent (0.85 per cent). See further Note 48. The value of pledges taken over dropped to SEK 214 M (SEK 626 M).

Geographical distribution

The spread of the geographical risk of the credit portfolio has improved through the acquisition of BfG. Sweden still represents the major part, with close to 40 per cent, followed by Germany with 37 per cent. Net exposure on emerging countries – country class 3 through 10 in the country classification scale of the Bank in which 1 is the best and 10 the poorest category – was SEK 11,483 M, an increase of SEK 1,078 M since last year. BfG contributed close to SEK 1.3 billion and for comparable units the exposure has decreased by a little more than SEK 200 M. The three largest country exposures – after deduction for the provision for possible credit losses – are Brazil, Hong Kong and Turkey. Exposure on Russia has been covered up to more than 80 per cent by provisions and totalled a little over SEK 175 M, net. Emerging markets represent 1.5 per cent of the portfolio.

Geographical distribution of the credit portfolio, SEK M

Emerging Markets	Total	*of which BfG*
Asia [1]	**4 581**	**488**
Hong Kong	1 141	79
China	917	279
Other specified countries [2]	1 964	39
Latin America [3]	**4 262**	**418**
Brazil	1 793	21
Eastern and Central Europe [4] [6]	**2 310**	**1 112**
Russia	1 070	425
Africa and Middle East [5]	**2 671**	**247**
Turkey	1 104	30
Total, gross	**13 824**	**2 265**
Provision	2 341	974
Total, net	**11 483**	**1 291**

1) Includes Hong Kong, China, India, Pakistan, Taiwan and Macao and Note 2.
2) Includes the Philippines, Malaysia, Thailand, Korea and Indonesia.
3) Includes Brazil, Argentina, Mexico and Peru.
4) Includes Russia, Estonia, Latvia, Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine.
5) Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria.
6) Exposure through the Baltic subsidaries of the Bank is not included.

Credit exposure by industry sector, SEK M (before provision for possible credit losses)

CREDIT PORTFOLIO	Loans and leasing 2000	Loans and leasing 1999	Contingent liabilities and commitments 2000	Contingent liabilities and commitments 1999	Derivatives [1] 2000	Derivatives [1] 1999	Total 2000	%	Total 1999	%
Companies and banks										
Banks [2]	122 219	55 954	17 032	16 513	32 456	17 515	171 707	18,4	89 982	16,3
Finance and insurance	19 148	13 082	17 927	21 898	7 255	2 992	44 330	4,8	37 972	6,9
Property management	104 620	55 213	8 728	4 782	540	240	113 888	12,3	60 235	10,9
Wholesale & retailing, hotels and restaurants	26 654	18 999	11 655	8 709	340	182	38 649	4,2	27 890	5,1
Transportation	27 933	22 918	7 058	4 305	204	116	35 195	3,8	27 339	5,0
Other service sectors	16 066	15 531	8 235	6 467	677	193	24 977	2,7	22 191	4,0
Construction	6 163	4 115	3 743	2 318	204	120	10 110	1,1	6 553	1,2
Manufacturing	37 295	32 704	42 919	36 504	4 602	4 849	84 816	9,2	74 057	13,4
Other	60 534	28 395	23 915	14 981	3 380	1 731	87 829	9,5	45 107	8,2
	420 632	**246 911**	**141 212**	**116 477**	**49 658**	**27 938**	**611 501**	**66,0**	**391 326**	**71,0**
Public administration										
Municipalities, County Councils	12 599	11 455	3 495	2 893	141	47	16 235	1,8	14 395	2,6
Municipality-owned companies	25 926	26 788	838	2 833	228	351	26 993	2,9	29 972	5,4
German municipalities and federal states	45 044	0	3 860	0	24	0	48 928	5,3	0	0,0
	83 569	**38 243**	**8 193**	**5 726**	**393**	**398**	**92 156**	**10,0**	**44 367**	**8,0**
Households										
Housing loans (first-mortgage loans)[3]	76 769	65 802	0	0	0	0	76 769	8,3	65 802	11,9
Other loans	109 218	32 138	21 589	4 228	72	0	130 879	14,1	36 366	6,6
	185 987	**97 940**	**21 589**	**4 228**	**72**	**0**	**207 648**	**22,4**	**102 168**	**18,5**
Not distributed by sector and industry	256	10	14 885	13 766	0	0	15 141	1,6	13 776	2,5
Total loan portfolio	**690 444**	**383 104**	**185 879**	**140 197**	**50 123**	**28 336**	**926 446**	**100**	**551 637**	**100**
Other credit exposure										
Repos [4]										
Credit institutions	36 193	44 927					36 193		44 927	
General public	53 159	24 034					53 159		24 034	
	89 352	**68 961**					**89 352**		**68 961**	
Bonds and interest-bearing paper in banking operations	67 673	67 769					67 673		67 769	

1) Currency, interest and share derivatives are reported after netting agreements have been taken into account. The exposure is calculated according to the market value method, i.e. positive market value and estimated amount for possible change in risk.

2) Including National Debt Office.

3) SEB BoLån and BfG Hypothekenbank.

4) Repo (repurchase agreement) refers to a transaction through which one party sells a security at call, while at the same time agreeing to repurchase the same type of security forward.

Geographical distribution of the credit portfolio in per cent


Emerging Markets 2%
Sweden 39%
Germany 37%
Rest of Nordic area 5%
Others 17%

Derivatives

At year-end 2000 the notional value of the Group's derivatives contracts totalled SEK 4,275 billion (including settled derivatives contracts). The corresponding credit risk equivalent to this contract volume is built up of the positive closing gains that arise when outstanding contracts are valued at market. This amount represents the claim in a possible bankruptcy situation. The value may be reduced since SEB concludes netting agreements with counter-parties, which means that the Bank can offset liabilities against claims. Finally, a standard value is added, depending upon type of contract, currency and remaining time to maturity, which reflects the potential future risk. On a net basis, the total credit risk equivalent at year-end amounted to SEK 50.1 billion (SEK 28.3 billion). The increase was mainly due to the BfG acquisition but also to the strong development of the U.S. dollar during the year.

The major part of the Group's derivatives engagements is related to contracts with a short remaining life which, in turn, are dominated by interest- and currency-related futures. A considerable part consists of so-called settled derivatives contracts, which are continuously settled on a cash basis. The majority of these consists of financial futures.

Among the counter-parties Swedish, international banks and Central Banks of very high quality dominate. Close to two thirds of the exposure is on counter-parties in risk class 1–3 in the Bank's 11-class scale for the classification of counter-parties, where risk class 1 is the best and equivalent to an AAA-rating and risk class 11 equals non-performing loans. The remaining third of the exposure is on counter-parties in risk class 4–6.

Securities portfolios

At year-end 2000 the market value of the trading and liquidity portfolios of the SEB Group was SEK 153.3 billion (SEK 90.1 billion). Holdings in these portfolios, are classified as financial current assets, of which the trading portfolios are valued at market. The portfolios consist of immediately negotiable securities in Swedish kronor and the main currencies. BfG accounts for a minor part of the portfolio.

The investment portfolio had a book value of SEK 4.7 billion (SEK 3.4 billion) at the end of the year. The change in the investment portfolio is primarily attributable to the acquisition of BfG. The investment portfolio is valued at accrued acquisition value; at year-end the surplus value was SEK 43 M.

Important surplus values in Pension Foundations

The total assets of the Pension Foundations were SEK 23.2 billion (SEK 25.2 billion) at year-end, while the pension commitments totalled SEK 8.0 billion (SEK 7.1 billion). Thus, the surplus value was SEK 15.2 billion at year-end.

Staff option programme for 1,000 employees

As in 1999, the Board of Directors decided to introduce a staff option programme on conditions similar to those in force. The programme has now been extended to comprise approximately 1,000 senior officers and key persons, including the Group Management. (Further information in Note 9.)

Liabilities and shareholders' equity

Deposits and borrowing

The financing of the Group consists of deposits from the public (households, companies, etc.), loans from Swedish, German and other foreign financial institutions and of issues of money market instruments, bond loans and subordinated debt. The acquisition of BfG has further consolidated the financing base of the Group through improved access to the German capital market and through the deposits from the public that BfG added.

Deposits and borrowing from the public increased by SEK 190 billion, to SEK 420 billion, of which BfG accounted for SEK 161 billion as at 31 December, 2000.

In the SEB Group, maximum 30 per cent of non-liquid assets shall be financed with the help of short-term debt. On 31 December 2000, this percentage, internally called the core gap, was 11.6 per cent (27.5 per cent).

Shareholders' equity

Shareholders' equity amounted to SEK 33.0 billion at the opening of 2000, of which SEK 2,466 M (SEK 2,059 M) was used for dividend purposes in accordance with the resolution of the Annual General Meeting of April, 2000.

Capital coverage, per cent


15
12
9
6
3
0
97 98 99* 99** 00
Total capital ratio
Core capital ratio
* excluding rights issue
** including rights issue

During 2000, shareholders' equity increased by SEK 8.6 billion, to SEK 41.6 billion, of which the new issue in December 1999 accounted for SEK 4,067 M. The issue was carried out in December, 1999 but according to the directives of the Financial Supervisory Authority subscribed shares that have been paid for shall only be reported as shareholders' equity after the issue has been registered with the Supervision, which took place in January, 2000.

Capital adequacy

The SEB Group is a financial group that comprises companies engaged in banking, finance, securities and insurance operations. The capital adequacy rules are applicable to each individual company of the Group that has a licence to carry out banking, finance or securities operations. In addition, these rules shall be complied with for the financial group of undertakings, i.e. the consolidation of all Group companies that do not carry out insurance operations, since the latter are subject to special supervision and not covered by the capital adequacy rules.

Composition of capital base

The capital base of the financial group of undertakings amounted to SEK 53.3 billion (SEK 46.5 billion) at year-end 2000. The core capital was SEK 36.5 billion (SEK 34.4 billion). The rights issue of SEK 4.1 billion that was carried out in connection with the acquisition of BfG has been included for 1999.

Core capital consists of shareholders' equity plus minority interests after deduction for acquisition goodwill and the dividend amount proposed by the Board of Directors. In addition, the Bank's so-called core capital contribution of EUR 200 M, or SEK 1.8 billion, has been included. Such contributions may be included up to a maximum amount of 15 per cent of core capital after deduction for goodwill and previously issued core capital contributions.

In addition to core capital the capital base may include subordinated debt up to a maximum amount of 100 per cent of core capital. Deductions for investments in companies that are not consolidated with the financial group of undertakings, including insurance companies, shall be made from the supplementary capital. As regards SEB the deduction of SEK 9.4 billion was in all essentials due to the acquisition of the Trygg-Hansa Group.

Risk-weighted assets

The combined risk-weighted volume of assets, off-balance-sheet commitments and market risk positions totalled SEK 496 billion at year-end 2000 (SEK 318 billion). The increase was mainly due to the consolidation of the BfG Group and BOS S.A. with the financial group of undertakings. Through continuous capital rationalisation within BfG and the rest of the Group, risk-weighted assets have been reduced to the target of SEK 495 billion that was set when BfG was acquired.

Capital coverage ratio

The total capital ratio was 10.8 per cent (14.6 per cent) and the core capital ratio 7.4 per cent (10.8 per cent). Considering that the lowest permissible total capital ratio and core capital ratio is 8 and 4 per cent, respectively, both requirements were met by a wide margin.

According to Swedish rules, deductions for investments in insurance operations may be made from the total capital base when calculating these ratios. Of the Bank's investment in the insurance operations of SEK 8.0 billion, goodwill represented SEK 7.0 billion. A more restrictive treatment of this goodwill in line with other goodwill, i.e. with a deduction from the core capital, would lead to a core capital ratio of 6.0 per cent and an unchanged total capital ratio. Some analysts and rating institutions prefer this way of calculation.

Group objective

SEB's long-term goal is to maintain a minimum core capital ratio of 7 per cent and a minimum total capital ratio of 10 per cent. These goals have been set since the Bank is active in the international capital market, which demands capital ratios that are considerably higher than the statutory ones.

During the year SEB has taken an active part in the work concerning an analysis of, and answers to, the proposals regarding amendments to the capital coverage rules made by the Basle Committee and the EU Commission. This work has provided a good insight into expected amendments. The SEB Group will keep a regular watch over the framing of the new rules and take the capital situation of the Group into consideration in order to be prepared for the new rules.

Further information about capital adequacy and capital base is found in Note 53.

Rating

During the fourth quarter 2000 both Standard & Poor's and Moody's revised their outlook for SEB from negative to stable. Standard & Poor's motivation for this was SEB's strong result improvement in its core markets, the assumption about stable earnings in a short- and medium term perspective and the continued structural transformation of the Group's activities in Germany. Moody's motivation reflects mainly BfG's smooth integration into the SEB Group.

Board of Directors

The Board consists of nine directors and one deputy director elected by the Annual General Meeting and two directors and two deputy directors appointed by the employees. During 2000 eleven Board meetings were held. The meetings are prepared by the Presiding Officers consisting of the Chairman and the two Deputy Chairmen.

The Board has regulated its activities in a work plan in accordance with legislation and the directives of the Financial Supervisory Authority. It has furthermore established a work instruction for the President, a work instruction for the activities of the Bank, a credit instruction and an internal audit instruction.

Within the Board there is a Credit Committee. The Board has furthermore appointed an Audit and Compliance Committee and a Compensation Committee. The Compensation Committee fixes the salary of the President and Group Management. The Credit Committee of the Board has held 13 meetings and the Audit and Compliance Committee four meetings during the year. Information about the members of each respective committee is found on page 86. Salary costs and compensation to the Board of Directors and President appear from Note 9.

Moody's		Standard & Poor's		Fitch	
Short	Long	Short	Long	Short	Long
P-1	Aaa	A-1+	AAA	F1+	AAA
P-2	Aa1	A-1	AA+	F1	AA+
P-3	Aa2	A-2	AA	F2	AA
	Aa3	A-3	AA-	F3	AA-
	A1		A+		A+
	A2		A		A
	A3		A-		A-
	Baa1		BBB+		BBB+
	Baa2		BBB		BBB
	Baa3		BBB-		BBB-

The above table shows how the large rating institutions have rated SEB's short- and long-term borrowing.

Risk- and capital management

The business of a financial group like SEB is exposed to various risks. To manage these risks represents a natural and essential part of SEB's business. A controlled risk-taking within limits together with an integrated risk and capital management can contribute to increased profitability. At the same time, the capital limits the scope of the total level of risk. Thus, there is a strong connection between the Group's risk level, capital requirements and profitability. Due to increased competition, pricing in relation to risk and capital is a necessity. Therefore, risk management and capital management are areas of top priority for the Group. Risk-based capital is allocated to the business areas of the Group and each business area is evaluated on the basis of the return on this capital.

The risk and capital management of the Group shall be of high quality and aim at minimising volatility in financial outcome. It shall furthermore secure the survival of the Group through the maintenance of sufficient capital strength. This will inspire, and maintain, confidence in the business of the Group among regulators, customers and investors, thereby achieving a lasting increase in shareholder value.

The Group applies a portfolio view of risks, which makes it possible to manage both the total level of risk and each risk and business area separately. The total level of risk, and implied economic capital requirements are assessed against the capital available.

Developments in 2000

The overall perception of risk as well as risk measurement and management constitute a fast-growing area within the whole financial sector. Various specialists within SEB contribute actively to the development of this area. The SEB Group co-operates with the regulators in Sweden, the EU and the rest of the world on risk quantification issues, capital adequacy rules, risk analysis, etc. SEB also co-operates actively with other banks in international working groups in order to further develop credit and operational risk methods from a qualitative and quantitative perspective. During 2000, this work has for example been focused on the new capital adequacy rules which are being prepared by the Basle Committee. This has led to unique insight into the forthcoming set of rules and regulations and has shown that the risk measurement methods of SEB are well in line with anticipated changes.

The past year has also been marked by intense work on the integration of the German and Baltic subsidiaries of the Group. SEB's credit organisation model has for example been implemented in these. Risk level calculations for the new subsidiaries are made on a regular basis, and quality improvement measures are taken as regards information and risk management integration.

Risk-based management and control model

The SEB Group's management and control model is based upon a compilation of the various risks in order to give an estimate of the total need for capital, the economic capital, both for the Group as a whole and its various business areas, considering the diversification effects within and between the risk types. This makes it possible to make comparisons between the risk-adjusted return of the Group and its business areas. During the planning process, a return requirement is set for the risk-based allocated capital, which is then followed up during the year at the same time as the actual risk levels are followed up against the allocated capital.

There is no individual measure, nor individual model, that can control all the various risks of the Group. Each risk is measured and controlled with the help of methods and tools specially designed for each particular type of risk and its relative importance, after which the results are linked together in the management and control model.

Risk capital requirements, CAR

Despite an ambitious risk management, it is in the nature of the business that unexpected losses sometimes arise. The Group is therefore forced to hold capital as a buffer. Basically, the purpose of the management and control model is thus to assess how much capital that is needed to carry on various business activities. The greater the risk, the more of a "risk buffer" is needed. This capital need, the economic capital, is called Capital at Risk ("CAR") within SEB. CAR is calculated for the types of risk to which the Group is exposed.

Calculation of CAR

Average and reasonably expected losses are regarded as an operational expense that should be covered with the help of correct pricing of transactions. The quantification of risk capital requirements is focused on unexpected losses. The calculations are based upon statistical probability calculations for various types of risks on the basis of historical data. Given that it is impossible to provide protection against all possible risks, SEB has chosen a probability level of 99.97 per cent, which mirrors the capital requirements for a AA-rating. This level means that out of 10,000 possible losses during one year, the Group shall keep enough capital to cover all but three.

Diversification

When all the risks of a large Group are combined, considerable so-called diversification, or portfolio, effects will arise, since it is highly improbable that all possible losses should occur at the same time. Due to the diversification effects between the risks of the various business areas, the Group's total need for risk capital becomes considerably lower than if the business areas should be completely independent.

The risk level for each type of risk, without considering diversification between the risk types, is summarised in the following table (SEK billion):

	31 Dec, 00	%	31 Dec, 99	%
Market risk	3	6	2	6
Credit risk	32	66	22	61
Insurance risk	5	10	5	14
Operational and residual risk	9	18	7	19

Taking diversification effects into account, total CAR, i.e. the risk level of the Group, amounts to SEK 36 billion (SEK 25 billion). The increase in CAR was largely due to the consolidation of BfG. The relatively lower increase in the CAR level compared with the increase in nominal terms is due to the risk diversification that arises between BfG's mainly German lending and the Group's lending on its traditional, Nordic markets.

Allocation of capital and profitability measurement

CAR represents an important part of the capital that is allocated to each respective business area. The remaining part consists mainly of the goodwill that is attributable to corporate acquisitions and matched by a need for equity. Profitability is measured by relating the reported result to the allocated capital. The management and control model is applied both at Group level and within the business areas. Risk-adjusted measurements are also used as a basis for pricing certain transactions and services.

Efficient use of the Group's capital base

By using a risk-adjusted measurement for the performance follow-up, the return requirements of the business area management and the shareholders are synchronised. This measurement provides more explicit information about those business activities which do not meet profitability requirements, based upon the level of risk, and which consequently can improve pricing, level of cost or business mix. Any capital that is released can be invested in more profitable activities or, alternatively, be repaid to the shareholders. Thus, the management and control model forms the basis for calculating shareholder value.

CAR, shareholders' equity and capital requirement

CAR is followed up on a regular basis against the book equity of the Group and the statutory capital requirements. The ratio between shareholders' equity and risk level will determine the capacity of the Group to take on additional risks in new business transactions or, as an alternative, to reduce activity within low-priority areas.

The current international capital adequacy rules are also a measurement of the Group's total level of risk. These rules are based upon relatively mechanical methods for the calculation of capital requirement and do not measure all the types of risk. CAR provides a better measurement of how much capital is needed for each individual business area and for the Group as a whole. In parallel with CAR, the capital requirements are measured on the basis of the capital adequacy rules.

Risk organisation and responsibility

The Board of Directors has the ultimate responsibility for the activities of the Group and for the maintenance of satisfactory internal control. The Group Chief Executive manages the current administration, in accordance with the Group-wide risk policy of the Board of Directors.

Subordinated to the Board of Directors and the Group Chief Executive there are committees, with various mandates to make decisions depending upon the type of risk. The Group ALCO (Asset & Liability Committee) deals with the risk level of the Group and the various business areas, determines risk limits and risk-measuring methods, capital allocation, etc. Within the framework of the Group-wide risk policy of the Board, ALCO has established policy documents for risk management, which define the various types of risk of the Group, the relation between risk and capital, and clarify responsibilities as regards the management and follow-up of risk. These rules thus form the basis for the planning, organisation and continuous improvement of the risk management of the Group, creating uniformity as regards definitions, measurement and follow-up. The Treasury Committee monitors the development of market and liquidity risks from an operational point of view. The Group Credit Committee ("GCC") is the highest credit-granting body of the Bank. The GCC makes decisions on individual credit matters and makes credit policy recommendations to the Credit Committee of the Board of Directors.

The Credit Organisation has an independent position, as illustrated by the fact that the Group Credit Officer reports directly to the Group Chief Executive and that the Chairman of each credit committee has the right to veto credit decisions. In addition, the Credit Organisation is kept separate from the business units and consists of people that handle credit matters exclusively. Any exception from the credit rules of the Group must be referred for decision to a higher level in the decision hierarchy.

The risk management of the Group is based upon the principle that operative risk management is most effective if responsibility rests with each respective business area, under the supervision of a central and independent function. Each business area regularly monitors and controls all types of risk that arise within its own area of activities. This means that each business area head is responsible - within established Group-wide guidelines - for ensuring that the risks within the particular business area are managed and controlled in a satisfactory manner on a daily basis.

The risk control organisation is also decentralised as far as possible without affecting its necessary independence. Group Risk Control, which reports to the Chairman of ALCO, is in charge of the independent risk control function. The individual risk control functions of the business areas act in accordance with the instructions of the central risk control function, which also participates in the preparation of their business plans, budgets and compensation systems.

Internal Audit, an independent unit reporting directly to the Board of Directors, reviews and evaluates the efficiency and integrity of the risk management referred to above.

Risk types of the Group

Risk is generally defined by the SEB Group as the possibility of a negative deviation from an expected financial outcome. Risk management comprises both control and follow-up of the risks within SEB, i.e. the systems that the Group has at its disposal in order to identify, measure, analyse, report and control defined risks. Group risks are divided into credit risk, market risk, insurance risk, operational risk and liquidity risk.

Credit risk

Credit risk is the risk for a loss due to failure on the part of a counter-party to fulfil its obligations towards the Group.

Credit risk, which represents the single largest risk exposure of the Group, refers to all claims on companies, banks, public institutions and private individuals. The claims consist mainly of loans, but also of contingent liabilities and such commitments as letters of credit, guarantees, securities loans, credit commitments as well as of counter-party risks arising via derivatives and foreign exchange contracts. Settlement risk, within foreign exchange trading for example, is also classified as credit risk and is treated in the same way as other types of credit exposure.

The credit policy of the Group is based upon the following principles: All lending shall be based upon credit analysis and be proportionate to the repayment capacity of the customer. The customer shall be known to the Group in order to enable the Bank to evaluate both the capacity and character of the customer.

In order to handle the credit risk on each individual customer or group of customers, a global limit is decided, which is subject to continuous review. The limit draws the line for the maximum exposure that the Group accepts on one particular customer, based upon existing business relations and amount of transactions. Limits are fixed also for the total exposure on countries.

The Group has developed a statistical method for measuring and monitoring various risks that supplements its traditional credit risk management. It is used for the purpose of evaluating unexpected events, for which risk capital must be kept, and represents yet another dimension of the follow-up of the portfolio. According to this method, credit risk can be derived from the following three components:

1. Evaluation of the repayment capacity of the counterparty. SEB classifies all its customers/counter-parties according to a scale consisting of 11 risk classes. This scale has been calibrated against the scales of the international rating institutes and means that SEB's risk class 1 corresponds to Standard & Poor's and Moody's highest credit rating while risk class 11 implies non-performing loans. A synchronization of the risk classification systems of the new subsidiaries with that of SEB is now under implementation.

2. Total claim on the counter-party over the remaining life of the engagement. Exposure is measured both in nominal terms (e.g. in the case of loans, leasing, L/Cs and guarantees) or through estimated market values plus an increase for future, possible exposure (derivatives and currency contracts) and is applicable to both on- and off-balance-sheet items.

3. Evaluation of how much the Group could recover of an outstanding claim in case of default, considering security provided, etc.

The method is based upon information about individual transactions. Calculations are made at both business area and Group level, taking into account diversification effects when the credit risks are aggregated.

Market risk

Market risk is the risk for a loss in Group operations following changes in interest rates, currency and stock prices, including price risk in connection with the sale of assets or closing of positions.

Market risk arises chiefly as a result of the fact that the Group is a marketplace for trading in the Swedish, German and international currency, money and capital markets. Flows generated by customer transactions are handled within Merchant Banking, Enskilda Securities and BfG. In addition, market risk arises due to structural differences in assets and liabilities, e.g. as regards maturities and of currencies.

The Group uses a Value at Risk, ("VaR") method to measure its overall market risk. The Group ALCO allocates the risk mandate of the Board of Directors to each respective business area which, in turn, allocates the limits obtained among the business units. Most of these market risk limits are followed up on a daily basis.

VaR is a statistical method that expresses the maximum potential loss that can arise on a certain level of probability during a certain period of time. In the day-to-day follow-up work, the Group has chosen a 99 per cent probability level and a one-day time horizon. The VaR model has the advantage of handling various types of market risks in a homogeneous way, which facilitates comparisons, measuring and controlling. In addition, VaR reflects the diversification effects between currencies, stock markets and interest markets. The correctness of the model is checked through so-called back-testing on a day to day basis, comparing the actual outcome with the forecasts according to the model. The diagram below illustrates VaR back-testing of interest and currency trading during the year. The following table illustrates VaR for SEB during the year, excluding BfG (SEK M).

	Min	Max	Average	31 Dec. 2000	31 Dec. 1999
Interest risk	24	75	42	35	52
Currency risk	2	21	8	6	3
Equity risk	2	47	14	9	15
Diversification			-17	-19	-18
Total	**24**	**86**	**47**	**31**	**52**

The corresponding average within BfG's marketplace was SEK 17 M, with SEK 34 M as a maximum and SEK 8 M as a minimum. At year-end the corresponding average VaR amounted to SEK 19 M. The table reflects the reduction of trading market risks, primarily interest risk that has been undertaken during the year.

The use of VaR is supplemented with above all a formal structure for communicating losses within the risk-taking,

VaR and interest/currency trading results during 2000 (SEK M)
Daily result


40
30
20
10
0
-10
-20
-30

so-called "stop loss" limits, when all positions must be considered, alternatively, closed, depending upon the size of the actual loss. In the day-to-day operations other risk and position measurements are also used, such as interest rate sensitivity, currency exposure, contract limits and special sensitivity measurements for option activities. Various types of fixed scenario analyses and stress tests are made on a regular basis. For example, existing positions are analysed in historical market crash scenarios and the portfolio value without diversification effects is calculated.

Interest rate risk is the single most important market risk of the Group. It arises as a result of the fact that the fixed interest rate periods for assets, liabilities and derivatives differ in tenor. Interest rate risk is measured with the help of VaR, but positions are also analysed in terms of various types of shifts in the yield curve and scenario analyses for option portfolios. A one per cent parallel shift in the yield curve at year-end 2000 would have led to a SEK 1,600 M (SEK 800 M) decrease in value.

Insurance risk

Life insurance risk is the risk for a loss due to the fact that estimated surplus values (i.e. present value of future gains from existing insurance contracts) cannot be realised, due to slower than expected capital growth, cancellations, or unfavourable price/cost development.

Furthermore, life insurance operations are exposed to the risk for shifts in mortality rates: Lower rates lead to more long-term pension commitments, whereas higher rates result in higher death claims. However, these risks are only applicable to the Group as regards unit-linked insurance. The mutual character of traditional life insurance means that the risks are borne by the policyholders as a collective.

Life insurance risks are controlled with the help of a so-called actuarial analysis and stress tests of the surplus value of the insurance business in force. Mortality and morbidity risks are reinsured against unexpectedly large, individual claims or against several claims caused by the same event.

Operational risk

Operational risk is the risk for a loss due to both external events (natural catastrophes, external crime, etc.) and internal factors (e.g. breakdown of IT systems, fraud, lacking compliance with laws and internal directives, other deficiencies in the internal control, etc.).

In addition to traditional policy documents, instructions and emergency plans SEB has developed several techniques for identifying, analysing, reporting and reducing operational risks to an acceptable level. These consist of standard forms which identify, evaluate, check and report operational risk in a structured manner; key ratios which serve as early warning signals about changes in the level of risk and business efficiency; and a data base in which incurred operational losses are registered and classified in order to allow analysis.

In addition, the Bank quantifies the operational risk capital that it needs with the help of statistical methods. Quantification is based upon operational losses of considerable size that have actually occurred in the financial sector on a global basis. The quality of the risk management of the business areas has been taken into account. Effective operational risk management means less need for risk capital, whereas less effective risk management leads to a greater need for risk capital.

Operational risks furthermore include so-called legal risks, defined as the risk that legal factors have not been considered to a sufficient extent. The Group tries to reduce this type of risks, e.g. when establishing the terms and conditions that apply to various products and services. The Group handles its legal risks with the help of internal and external expertise.

Asset and liability management

The risk management and risk quantification of the Group are also used to ensure a proactive analysis and handling of the balance sheet of the Group, including the following:

– Analysis and measures to ensure liquidity and capital supply and to handle structural interest and currency risks on the balance sheet.

– Cost-effective financing of the balance sheet.

Repricing periods

	<3m	3–6m	6–12m	1–3 yrs	3–5 yrs	>5 yrs	Total
Lending to credit institutions	158 329	3 139	2 332	335	251	287	164 673
Lending to the public	352 557	36 424	34 618	76 944	39 641	65 575	605 759
Interest-bearing securities	78 578	22 651	16 244	23 702	8 026	8 846	158 047
Other assets	157 558	8 063	9 541	9 127	5 645	4 397	194 331
Total assets	**747 022**	**70 277**	**62 735**	**110 108**	**53 563**	**79 105**	**1 122 810**
Liabilities to credit institutions	190 522	12 419	7 738	2 190	1 973	2 522	217 364
Deposits/borrowing from the public	362 956	10 872	6 047	7 176	6 677	26 159	419 887
Securities issued	41 293	29 573	18 820	63 901	24 405	21 111	199 103
Subordinated liabilities	7 879	1 723	405	7 960	1 749	11 694	31 410
Other liabilities	177 329	6 020	9 475	9 495	5 747	5 371	213 437
Shareholders' equity	0	0	0	0	0	41 609	41 609
Total liabilities and shareholders' equity	**779 979**	**60 607**	**42 485**	**90 722**	**40 551**	**108 466**	**1 122 810**
Interest rate sensitivity, net	32 957	-9 670	-20 250	-19 386	-13 012	29 361	0
Cumulative interest rate sensitivity	32 957	23 287	3 037	-16 349	-29 361	0	0

– Controlling that the Group complies with existing authority directives and rules.

The capital base and liquidity are optimised through combinations of various financial instruments and techniques such as securitisation and credit derivatives as well as through issues of bonds and other securities and through a reduction or increase of balance sheet volumes.

Interest and currency exposure

Interest risk exists within practically all the operations of the Group. The risk arising outside of the various marketplaces of the Group is handled centrally by the Internal Bank, which matches interest risk in fixed-period deposits and lending with the help of an internal pricing system. Thus, the risk arising when different interest bases ("basis risk") are used and in connection with interest rate adjustments in the loan portfolio can be centralised within the Internal Bank.

In addition, the Internal Bank handles the structural currency positions that arise on the balance sheet of the Group, for example as a result of equity investments in subsidiaries outside Sweden when the corresponding financing is not made in the currency of the share capital.

Liquidity risk and financing

Liquidity risk is the risk for a loss or for impaired earning capacity due to inability on the part of the Group to meet its payment commitments on time.

The Group maintains such a level of liquidity that it can meet current payment obligations, while having payment capacity for unforeseen events. It is necessary to have a certain payment capacity due to the fact that assets and liabilities often have different due dates.

Payment capacity is ensured through holding a sufficiently large volume of liquid assets, e.g. in the form of bonds that can be pledged in the Central Bank, and thus be transformed into liquid funds with immediate effect.
As a complement the Group has access to the international capital market through its bank relations and borrowing programmes of varying length, e.g. in the form of commercial paper and medium-term-note-programmes.

By setting targets for its medium- and long-term borrowing in relation to its fixed-term lending, the Group creates stability in its balance sheet. Here, the Group's traditionally stable deposit base in the retail business, and the currency mix in the balance sheet are taken into account. In order to reduce the liquidity risk, the Group has diversified its financing by using various financial markets, instruments, currencies, geographical areas, etc. Liquidity management also includes an emergency plan, which ensures that even very strained liquidity situations can be handled in a satisfactory manner. The Group's presence in the international markets, and its own international network, play an important part for this emergency plan.

The Group strives to increase its balance sheet liquidity, e.g. through carrying out a number of securitisation projects of certain credit stocks.

Liquidity is measured and reported with the help of a number of different measurements. Important aspects are short-term pledging capacity, monitoring the maturity structure and the ratio between stable and less stable assets and liabilities. The Group also uses liquidity limits for its operational control.

Capital management

The objective of the Group's capital management is defined in its capital policy. The return required by the shareholders shall be balanced against the capital requirements of the authorities and against the capital needed in order to carry out the strategies of the Group. Capital management is thus directly dependent upon business goals, and on the rating of the Group. Capital is managed centrally, while meeting local requirements as regards statutory capital or legal capital. Dividends, securitisations, credit derivatives, investments, new issues, etc. are important measures that affect the capital level and relevant ratios. The alternatives are evaluated on a regular basis and capital is optimised within the limits of the requirements posed by shareholders, regulators and rating institutions as well as the economic capital implied by the total risks of the Group. These aspects are gathered in the management and control model of the Group.

Accounting principles

This Annual Report has been prepared in accordance with the Act on annual accounts of credit institutions and securities companies ("AACS"), the regulations of the Swedish Financial Supervisory Authority and the recommendations of the Swedish Financial Accounting Standards Council, which have become effective.

Consolidated accounts

The SEB Group includes Skandinaviska Enskilda Banken and each of those companies in which the Bank directly or indirectly holds more than 50 per cent of the voting power of the shares. The Bank does not consolidate companies it has taken over in connection with loan foreclosures, provided they are engaged in deviating activities or are planned to be sold in the short term. Mutual life insurance companies are not included in the consolidated accounts.

Acquisitions of companies have been accounted for using the purchase method of accounting. The book values of shares in subsidiaries are eliminated against the equity within each subsidiary at the time of acquisition and each subsidiary's contribution to consolidated shareholders' equity consists only of the equity capital that has been created after the acqusition. Deferred tax liabilities have been calculated on Untaxed reserves, using 28 per cent for Swedish corporate acquisitions and the tax rate prevailing in each respective country for non-Swedish acquisitions.

Untaxed reserves created in the subsidiary after the acquisition or in the parent company are divided into deferred taxes and restricted equity. Changes in deferred taxes due to changes in untaxed reserves are reported separately under "Deferred taxes" in the consolidated profit and loss account.

The difference between acquired equity and the cost of shares in subsidiaries after any adjustments to the acquired net assets is recorded as goodwill. Goodwill is amortised over its estimated economic useful life, which must not exceed 20 years. A negative difference related to acquisition of shares in subsidiaries is charged to decided restructuring reserve or if such reserve has not been identified charged to profit and loss according to plan.

The results of subsidiaries that have been sold or acquired during the year are consolidated only for the period that the SEB Group has owned, directly or indirectly, more than 50 per cent of the voting rights of the shares.

The profit and loss accounts and balance sheets of foreign subsidiaries, which have been prepared according to the accounting principles prevailing in each respective country, have been adjusted to reflect the accounting principles of the parent company, when consolidated with the SEB Group.

The current rate method is used for translating the financial statements of foreign subsidiaries to Swedish kronor.

Since various items in the financial statements are translated at different exchange rates, translation differences arise, which are not recorded in the consolidated profit and loss accounts but are instead recorded directly in shareholders' equity, distributed between statutory and free reserves. Exchange rate effects on subsidiaries' equity in foreign currency are also recorded as translation differences to such extent as it is exposed to currency risk.

Insurance companies whose assets do not exceed 20 per cent of Group assets are consolidated in a simplified manner, which briefly means that the assets and liabilities of the insurance company are recorded separately in the consolidated accounts and that the result is recorded separately in the consolidated profit and loss account. Internal costs and income are not eliminated, due to the nature of line of business accounting. The SEB Group adapted itself to the general recommendations of the Financial Supervisory Authority in this respect during 2000. The comparison figures for 1999 and 1998 have therefore been recalculated. Any recalculation before 1998 has been deemed to have a negligible effect.

Associated companies

Associated companies are defined as companies over which Skandinaviska Enskilda Banken, directly or indirectly, has an essential, although not decisive, influence, as long as such influence can be exerted. Influence is considered essential once the voting rights of the shareholding reaches 20 per cent. Associated companies are consolidated in accordance with the equity method. If acquisitions are made during the year, associated companies are consolidated for such period as the SEB Group has owned 20 per cent or more of the voting power of the shares.

Foreign currency valuation

Assets and liabilities in foreign currencies are valued at market (closing rate on balance sheet date). The parent company's foreign currency liabilities that are related to the hedging of shares in subsidiaries are valued at the historical rate of exchange.

Classification of financial assets

Loan claims and securities purported to be held until maturity or for the long term, according to documented intent and ability, are classified as financial fixed assets. Other financial claims, including assets taken over for the protection of claims, securities which are not intended to be held for the long term and derivatives instruments are classified as financial current assets.

Valuation rules

Normally, financial fixed assets are valued at acquisition

value and current assets at the lower of cost or market. However, transferable securities and derivatives, as current assets, may be valued at market. The SEB Group has chosen the market value principle for derivatives instruments and securities in the trading portfolios.

Loan claims are reported net of incurred and possible lending losses.

Incurred lending losses are losses whose amount is regarded as finally established, for example in bankruptcy proceedings, through acceptance of a composition proposal or through other remission of claim.

Possible lending losses are defined as the difference between the loan amount and the amount expected to be repaid considering the repayment capacity of the borrower and the value of the loan collateral.

A provision is made if a loss is deemed probable because
- interest/principal is more than 60 days past due or if other circumstances give rise to uncertainty concerning the repayment of the loan, and
- the borrower's repayment capacity is not deemed to improve sufficiently, and
- the value of the collateral does not cover the loan amount.

Loan claims are classified as doubtful in case the above criteria have been met. Information about doubtful claims is provided in a special Note. In case such loans are believed to involve a lending loss risk, a corresponding provision for a possible loss has been made. Consequently, the remaining amount concerning doubtful claims is not a reflection of any lending loss risks in the loan portfolio. Information about the size of claims subject to interest reduction is furthermore provided, i.e. about claims for which interest deferment or interest concession has been granted compared with the original loan terms, as well as about reconstruction loans at low rates of interest. Loans subject to interest reduction should not be regarded as doubtful loans, but should only be assessed on the basis of their lower yield.

Pledges, including fixed assets taken over, are valued as current assets at estimated market value at the time of takeover, after which valuation is made at the lower of cost or market.

Properties taken over, the holding of which is expected to be for the long term, are valued at a yield-based and long-term market value, with the intention of selling these properties at a later point in time, once the market has stabilised.

External expertise is used for property valuations. Pledges taken over are reported according to the nature of the asset. If the asset is listed on the Stock Exchange, this value is normally used as market value. In other cases, e.g. in the case of unlisted shares taken over, analogue calculations have to be made.

Interest-bearing securities are accounted for using accrual accounting over the life of the instrument. Resulting premiums or discounts are amortised. Thus, the effective rate of interest will be equal to such rate as makes the discounted present value of the future cash flow under the instrument equal to the historical cost, which means that the book acquisition value is altered on a continuous basis, representing a so-called accrued acquisition value.

Transferable interest-bearing securities, included in the trading portfolio, are valued at market. The market value is equal to the public share price at the balance sheet date. Resulting unrealised gains are included in the current year results and are transferred to the reserve for unrealised gains within restricted shareholders' equity, net of deferred tax as these gains are not available for shareholder distribution.

Transferable non-interest-bearing securities are classified as trading portfolio and are also valued at market. The resulting unrealised gains are also transferred within equity.

Share-holding of the Bank's own shares as a result of the Bank's own dealings as market maker, are reported as a deduction item from shareholders' equity. The result from sales of own shares is not reported in the profit and loss account but as a change in shareholders' equity.

Derivatives contracts, which also include currency futures, are valued at market. Positive closing results are classified as other assets while negative closing results are classified as other liabilities.

Market values are obtained by using the same valuation methods used by the market for each respective instrument in calculating the respective closing values.

For linear instruments future flows in the instruments are discounted to the balance sheet date according to the relevant yield curve.

Hedge accounting of financial assets and liabilities implies that the hedge instrument is valued according to the same valuation principle as the hedged position.

The following conditions are applicable to hedge accounting: the position is exposed to an interest rate/equity price/commodity price or currency rate risk.

The hedged positions have been identified on an individual or group basis.

Tangible fixed assets

Office equipment is reported at acquisition value and depreciated according to plan. The difference between scheduled depreciation and depreciation for tax purposes is reported as additional depreciation.

Equipment leased to clients is reported at acquisition value and is depreciated on an annuity basis, based on a conservatively estimated residual value at the end of the contract period. For leased equipment that cannot be sold under normal market conditions, the scheduled residual value is set at zero. Equipment leased to clients is re-classified in the consolidated accounts as lending, since most of the Group's leasing activities can be regarded as financial leasing. This means that part of leasing income is reported as interest income and the rest as amortisation.

Financial liabilities

Accrual accounting is applied to financing costs for financial liabilities. The calculation is based upon an original liability equal to the amount obtained net of essential costs attributable to the creation of the liability. Accrual accounting is then applied to the difference between this acquisition value and the redemption value, together with interest and any fees, over the life of the liability, by analogy with the method applicable to fixed-interest assets.

Political risks abroad

Provisions for political risks abroad are made on the basis of the respective asset valuation per country and the prevailing situation as regards transfer obstacles. Possible market values, type of claim and other relevant information are taken into account when the evaluation is made.

Deferred taxes

The Group's deferred tax claim and tax liability have been calculated using 28 per cent in Sweden and the tax rates prevailing in each respective country for companies abroad. A deferred tax claim that cannot be offset against a deferred tax liability is reported under Other assets. Deferred tax liabilities are reported under Provisions.

Profit and loss account

Net result of financial transactions

Net result of financial transactions is defined as realised and unrealised effects on the result as regards financial current assets, excluding assets taken over for the protection of claims. The realised effects on the result on financial fixed assets are reported under Other income or under Write-down of financial fixed assets.

Commission payable

Commission payable is defined as costs for purchased services relating to commission receivable. Such costs must be associated with the corresponding income, without necessarily falling in the same accounting period; they must also be transaction-based, i.e. variable.

Other operating costs

Other operating costs are defined as costs for purchased services that cannot be related to commissions, own staff or own properties.

Pensions

In accordance with prevailing directives for the banking business, imputed pension costs are reported as staff costs in the profit and loss account. Such pension costs are classified as appropriations.

The parent company compensates itself for pension disbursements made, for pension-related social charges paid on behalf of the beneficiaries and for other pension fees from the Pension funds of the Group, provided the financial position of the Pension funds makes this possible. The calculation of compensation for social charges is based upon the pension-carrying salary. Pension disbursements and compensation from the Pension funds are also reported among appropriations.

Taxes

The profit and loss account item "Taxes" reports estimated tax on business operations for the legal persons and the change in deferred tax claim and tax liability. Property tax and a special payroll tax are reported among operating costs, whenever applicable.

Group contribution

Group contributions paid or received for the purpose of minimising the tax of the Group are reported for each respective legal person as a decrease/increase, respectively, in non-restricted equity, after adjustment for estimated tax.

Surplus value in life insurance operations

The surplus value in life insurance operations consists of the present value of expected future gains from existing insurance contracts. This value is calculated as a present value computation combined with accepted actuarial methods for the handling of future random events. Future surpluses have been calculated at present value at a rate of interest of 11 per cent and mutual fund growth assumptions have been fixed at 8 per cent p. a.

According to prevailing rules, surplus values in life insurance operations must not be included in shareholders' equity.

Operative profit and loss account

Total result

The operative profit and loss account of the SEB Group shows its activities in the way in which the Group as a whole is recorded. The operative profit and loss account comprises the same legal companies and follows the same accounting principles as the legal one.

The operative profit and loss account ends up in a total result which, in contrast to the legal one, includes the Surplus value in life insurance operations described above.

Otherwise, the result is identical, but in certain respects reported on different lines. The life insurance operations are accounted for gross as regards income and costs and the pension provision is credited to staff costs.

The operative profit and loss account is presented together with the legal one in the Directors' Report.

Accounting per business area

The business areas of the SEB Group are reported in accordance with the current internal organisation, using the same accounting principles as those applied to the Group and the layout is that of the operative profit and loss account.

Definitions

Return on equity
The result for the year as a percentage of average equity, defined as the average of taxed shareholders' equity at the opening of the year and the close of March, June, September and December, respectively, adjusted for dividends paid during the year and any possible rights issue.

Return, including change in surplus values
Total result after tax as a percentage of average shareholders' equity plus the equity portion of the surplus value in life insurance operations.

Income/cost ratio, banking operations
Income from banking operations (Statutory profit and loss account) divided by costs from banking operations.

Income/cost ratio, SEB Group
Total income (Operational profit and loss account) divided by total costs.

Result for the year per share
Result for the year divided by the average number of shares.

Total result per share
Total result after tax divided by the average number of shares.

Adjusted shareholders' equity per share
Shareholders' equity as per the balance sheet plus the equity portion of any surplus values in the holdings of interest-bearing securities and surplus values in life insurance operations divided by the number of shares at year-end.

Risk-weighted volume
The book value of assets as per the balance sheet and off-balance-sheet commitments are valued in accordance with the capital adequacy rules of the Act on Capital Adequacy.

Core capital ratio
Core capital as a percentage of the risk-weighted volume. Core capital consists of shareholders' equity, adjusted according to the capital adequacy rules.

Total capital ratio
The equity of the Financial group of undertakings, adjusted according to the capital adequacy rules, as a percentage of the risk-weighted volume. Total capital consists of core capital and supplementary capital minus holdings of shares in unconsolidated companies and proposed dividend. Supplementary capital includes subordinated debenture loans plus reserves and capital contributions, after approval by the Financial Supervisory Authority. Supplementary capital must not exceed the amount of core capital.

Lending loss level
The lending loss level is defined as lending losses and value changes in assets taken over divided by lending to the general public and credit institutions (excluding banks), assets taken over and loan guarantees at the opening of the year.

Doubtful claims
Doubtful claims are defined as loans that are more than 60 days past due and loans for which other circumstances give rise to uncertainty as to their value.

Provision ratio for doubtful claims
Provision for possible lending losses as a percentage of doubtful claims, gross.

Level of doubtful claims
Doubtful claims (net) divided by lending to the general public and credit institutions (excluding banks) and equipment leased to clients (net).

All figures within brackets refer to 1999, unless otherwise stated. Percentage changes refer to comparisons with 1999, unless otherwise stated. A re-classification of the figures for 1999 has been made in relation to the 2000 form of presentation.

Operational Profit and Loss Account

SEK M	2000	1999	Change, %
Net interest income	11,616	6,858	69
Net commission income	13,846	8,317	66
Net result of financial transactions	3,552	2,034	75
Other operating income	3,644	2,327	57
Change in surplus value in life insurance operations	337	1,502	-78
Total income	**32,995**	**21,038**	**57**
Staff costs	-12,761	-8,419	52
Pension compensation	943	873	8
Other operating costs	-8,751	-5,743	52
Depreciations	-1,763	-1,175	50
Total costs	**-22,332**	**-14,464**	**54**
Net credit losses	-890	289	
Net result from associated companies	95	116	-18
Operating profit from non-life insurance operations	212	518	-59
Total result	**10,080**	**7,497**	**34**
Taxes	-2,856	-1,355	111
Taxes on change in surplus values	-94	-421	-78
Minority interests	-245	-56	
Total result after tax	**6,885**	**5,665**	**22**

Operational Profit and Loss Accounts by main group

January–December 2000, SEK M	Nordic Banking	Asset Management & Life	BfG [1]	Other Activities	Joint Group Activities & Eliminations	SEB Group
Net interest income	7,276	450	4,360	594	-1,064	11,616
Net commission income	3,699	4,098	1,908	4,479	-338	13,846
Net result of financial transactions	2,021	96	385	839	211	3,552
Other income	784	889	324	281	1,366	3,644
Change in surplus values in life insurance operations		337				337
Total income	**13,780**	**5,870**	**6,977**	**6,193**	**175**	**32,995**
Staff costs	-4,198	-1,813	-2,812	-2,561	-1,377	-12,761
Pension compensation	548	114		43	238	943
Other operating costs	-3,465	-1,937	-2,155	-1,413	219	-8,751
Depreciations	-149	-113	-380	-329	-792	-1,763
Total costs	**-7,264**	**-3,749**	**-5,347**	**-4,260**	**-1,712**	**-22,332**
Net credit losses	-191	4	-730	-120	147	-890
Net result from associated companies		-8	11	57	35	95
Operating profit from non-life insurance operations					212	212
Total result	**6,325**	**2,117**	**911**	**1,870**	**-1,143**	**10,080**

1) Including a positive one-time item of SEK 230 M.

Statutory Profit and Loss Accounts

SEK M	Note	GROUP 2000	GROUP 1999	GROUP Change, %	PARENT COMPANY 2000	PARENT COMPANY 1999	PARENT COMPANY Change, %
Income							
Interest income	1	51,196	26,124	96	27,250	19,791	38
Leasing income	2				459	254	81
Interest costs	3	-39,640	-19,299	105	-22,879	-15,016	52
Dividends received	4	877	211		2,157	4,241	-49
Commission income	5	15,132	9,283	63	6,958	5,752	21
Commission costs	6	-1,669	-1,208	38	-1,000	-987	1
Net result of financial transactions	7	3,544	2,025	75	2,298	1,343	71
Other operating income	8	2,208	1,662	33	1,990	1,541	29
Income from banking operations		**31,648**	**18,798**	**68**	**17,233**	**16,919**	**2**
Costs							
General administrative costs	9	-18,219	-11,882	53	-10,455	-10,259	2
Depreciation and write-downs of tangible and intangible fixed assets	10	-1,703	-1,120	52	-317	-266	19
Other operating costs	11	-2,360	-1,487	59	-1,282	-1,487	-14
Costs from banking operations		**-22,282**	**-14,489**	**54**	**-12,054**	**-12,012**	**0**
Profit from banking operations, before credit losses		**9,366**	**4,309**	**117**	**5,179**	**4,907**	**6**
Net credit losses	12	-858	207		144	415	-65
Change in value of seized assets	13	43	111	-61	-8	-10	-20
Write-down of financial fixed assets	14	-75	-29	159	-658	-3,057	-78
Net result from associated companies	15	104	116	-10			
Operating profit from banking operations		**8,580**	**4,714**	**82**	**4,657**	**2,255**	**107**
Operating profit from insurance operations	16	220	408	-46			
Operating profit		**8,800**	**5,122**	**72**	**4,657**	**2,255**	**107**
Appropriations	17	943	873	8	-1,364	-990	38
Tax for the year	18	-2,710	-1,079	151	-317	150	
Other taxes	18	-146	-276	-47	-155	-218	-29
Minority interests	19	-245	-56				
Net profit for the year		**6,642**	**4,584**	**45**	**2,821**	**1,197**	**136**

Balance sheets

31, December

SEK M	Note	GROUP 2000	GROUP 1999	GROUP Change, %	PARENT COMPANY 2000	PARENT COMPANY 1999	PARENT COMPANY Change, %
Assets							
Cash and deposits with central banks	20	8,819	9,074	-3	3,542	7,409	-52
Eligible Treasury Bills etc.	21	90,404	29,404		55,488	26,996	106
Lending to credit institutions	22	164,673	103,521	59	184,849	163,647	13
Lending to the public	23	605,759	342,907	77	220,493	189,248	17
Bonds and other interest-bearing securities	24	67,643	64,128	5	62,930	60,426	4
Shares and participations	25	7,527	7,185	5	1,597	5,797	-72
Shares and participations in associated companies	26	1,161	943	23	581	1,482	-61
Shares and participations in Group companies	27				42,307	21,413	98
Assets in insurance operations	28	71,749	67,146	7			
Intangible fixed assets	29	10,721	9,535	12	32	71	-55
Tangible assets	30	4,973	2,438	104	9,563	7,697	24
Other assets	31	77,383	61,067	27	72,209	64,894	11
Prepaid expenses and accrued income	32	11,998	12,907	-7	8,766	13,495	-35
Total assets		**1,122,810**	**710,255**	**58**	**662,357**	**562,575**	**18**
Liabilities, provisions and shareholders' equity							
Liabilities to credit institutions	33	217,364	117,774	85	198,618	121,601	63
Deposits and borrowing from the public	34	419,887	229,534	83	234,650	218,727	7
Securities issued, etc.	35	199,103	122,143	63	52,518	60,364	-13
Liabilities in insurance operations	36	66,932	63,198	6			
Other liabilities	37	116,901	98,920	18	102,626	94,749	8
Accrued expenses and prepaid income	38	18,609	14,348	30	8,162	11,936	-32
Provisions	39	10,427	4,643	125	515	767	-33
Total liabilities and provisions		**1,049,223**	**650,560**	**61**	**597,089**	**508,144**	**18**
Subordinated liabilities	40	**31,410**	**25,882**	**21**	**28,207**	**25,560**	**10**
Minority interests	41	**568**	**807**	**-30**			
Untaxed reserves	42				**8,891**	**6,577**	**35**
Share capital		7,046	5,882	20	7,046	5,882	20
Other reserves		24,369	19,842	23	12,732	9,877	29
Retained earnings		3,552	2,698	32	5,571	5,338	4
Net profit for the year		6,642	4,584	45	2,821	1,197	136
Total shareholders' equity	43	**41,609**	**33,006**	**26**	**28,170**	**22,294**	**26**
Total		**1,122,810**	**710,255**	**58**	**662,357**	**562,575**	**18**

Memorandum items	Note	GROUP 2000	GROUP 1999	GROUP Change, %	PARENT COMPANY 2000	PARENT COMPANY 1999	PARENT COMPANY Change, %
Collateral and comparable security pledged for own liability	44	103,074	92,974	11	83,456	92,014	-9
Other pledged assets and comparable collateral	45	70,984	68,051	4	9,746	9,317	5
Contingent liabilities	46	54,770	44,194	24	45,149	50,490	-11
Commitments	47	129,345	96,003	35	90,213	86,721	4

Cash flow analysis

SEK M	GROUP 2000	GROUP 1999	GROUP Change, %	PARENT COMPANY 2000	PARENT COMPANY 1999	PARENT COMPANY Change, %
Interest received	55,939	29,132	92	31,876	22,017	45
Interest paid	-43,905	-22,469	95	-27,066	-17,191	57
Commission received	15,132	9,283	63	6,958	5,752	21
Commission paid	-1,669	-1,208	38	-1,000	-987	1
Net received from financial transactions	-909	-36,943	-98	2,029	-34,286	-106
Other income	5,490	31,649	-83	-1,165	16,482	-107
Employee and other expenses	-15,946	-15,230	5	-3,299	-7,117	-54
Taxes paid	-3,337	-1,794	86	-520	-546	-5
Cash flow before changes in lending and deposits	**10,795**	**-7,580**		**7,813**	**-15,876**	**-149**
Changes in lending	-36,262	-11,130		-31,782	9,610	
Changes in deposits	27,113	34,511	-21	15,923	32,922	-52
Cash flow, current operations	**1,646**	**15,801**	**-90**	**-8,046**	**26,656**	**-130**
Sale of subsidiaries	598					
Sale of shares and bonds	1,522	6,956	-78	1,250	6,956	-82
Sales of intangible and tangible fixed assets	344	307	12	138	174	-21
Dividends and Group contributions	546	135		3,442	5,609	-39
Acquisitions [1]	38,910	-1,529		-21,552	-3,068	
Investments in shares and bonds	1,654	-157		-542	-1,402	-61
Investments in intangible and tangible assets	-2,283	-172		-2,282	-3,802	-40
Cash flow, investment activities	**41,291**	**5,540**		**-19,546**	**4,467**	
Issue of new shares	4,067			4,067		
Issue of securities and new borrowings	53,299	56,135	-5	43,893	47,662	-8
Repayment of securities	-75,530	-66,797	13	-49,092	-52,443	-6
Dividend paid	-2,466	-2,059	20	-2,466	-2,059	20
Cash flow, financing activities	**-20,630**	**-12,721**	**62**	**-3,598**	**-6,840**	**-47**
Cash flow for the period	**22,307**	**8,620**	**159**	**-31,190**	**24,283**	
Liquid funds at beginning of year	24,225	15,605	55	76,451	52,168	47
Cash flow for the period	22,307	8,620	159	-31,190	24,283	
Liquid funds at end of period [2]	**46,532**	**24,225**	**92**	**45,261**	**76,451**	**-41**

1) Acquisitions

	2000	1999
Acquisition price	-16,005	-1,543
Liquid funds in acquired companies	54,915	14
Total	**38,910**	**-1,529**

2) Liquid funds at end of period

	GROUP 2000	GROUP 1999	PARENT COMPANY 2000	PARENT COMPANY 1999
Cash and deposits with central banks	8,819	9,074	3,542	7,409
Eligible Treasury Bills etc.	90,404	29,404	55,488	26,996
Lending to credit institutions	164,673	103,521	184,849	163,647
Liabilities to credit institutions	-217,364	-117,774	-198,618	-121,601
Total	**46,532**	**24,225**	**45,261**	**76,451**

Notes to the financial statements

For better understanding BfG and the baltic banks are here excluded and reported separately.

Currency codes The following international currency codes are used:

ATS	Austrian schillings	DKK	Danish kroner	GBP	British pounds	LTL	Lithuanian litas	SEK	Swedish kronor
AUD	Australian dollars	EEK	Estonian kroon	IEP	Irish pounds	LVL	Latvian lats	SGD	Singapore dollars
BEF	Belgian francs	ESP	Spanish pesetas	INR	Indian rupees	NOK	Norwegian kroner	THB	Thai baht
BRL	Brazilian reales	EUR	Euro	ISK	Icelandic kronor	NLG	Dutch guilders	USD	U.S. dollars
CHF	Swiss francs	FIM	Finnish marks	JPY	Japanese yen	PLN	Polish zloty		
DEM	German marks	FRF	French francs	LUF	Luxembourg francs	PTE	Portuguese escudos		

SEK M, unless otherwise stated.

1 Interest income

	Group				Parent company	
	2000	1999	2000	1999	2000	1999
Lending to credit institutions	9,657	3,404	5,815	3,379	9,433	5,411
Lending to the general public	34,133	18,216	20,157	17,958	12,819	10,519
Interest-bearing securities [1]	5,451	2,939	3,619	2,896	4,516	3,378
Other interest income	1,955	1,565	1,669	1,518	482	483
BfG and SEB Baltic			19,936	373		
Total	**51,196**	**26,124**	**51,196**	**26,124**	**27,250**	**19,791**
1) of which, classified as current assets	4,960	2,452			4,159	2,919
Interest receivable from Group companies					5,547	3,068
Average rate of interest on lending to the general public	5.81%	5.21%			5.22%	4.81%

2 Leasing income

	Parent company	
	2000	1999
Leasing income	459	254
Leasing depreciation according to plan	-148	-94
Total	**311**	**160**

3 Interest costs

	Group				Parent company	
	2000	1999	2000	1999	2000	1999
Liabilities to credit institutions	-11,365	-5,540	-8,360	-5,483	-9,267	-5,722
Deposits and borrowing from the general public	-14,934	-5,141	-8,283	-5,070	-8,031	-5,088
Interest-bearing securities	-10,387	-6,894	-5,730	-6,874	-2,843	-2,576
Subordinated liabilities	-1,971	-1,555	-1,796	-1,555	-1,791	-1,515
Other interest costs	-983	-169	-978	-148	-947	-115
BfG and SEB Baltic			-14,493	-169		
Total	**-39,640**	**-19,299**	**-39,640**	**-19,299**	**-22,879**	**-15,016**
Interest payable relating to Group companies					-1,389	-794
Average rate of interest on deposits from the general public	3.63%	2.43%			3.19%	2.42%

Net interest earnings

	2000	1999	2000	1999	2000	1999
Interest receivable	51,196	26,124			27,250	19,791
Leasing income					459	254
Interest payable	-39,640	-19,299			-22,879	-15,016
Leasing depreciation according to plan					-148	-94
Total	**11,556**	**6,825**			**4,682**	**4,935**

4 Dividends received

	Group				Parent company	
	2000	1999	2000	1999	2000	1999
On shares/participations (Note 25)	859	208	835	208	707	167
On shares/participations from associated companies (Note 26)[1]	18	3	2	3	3	9
On shares/participations from Group companies (Note 27)					1,447	4,065
BfG and SEB Baltic			40			
Total	**877**	**211**	**877**	**211**	**2,157**	**4,241**

1) Refers to holdings not reported in the Group in accordance with the equity method.

5 Commission income

	Group				Parent company	
	2000	1999	2000	1999	2000	1999
Payment commissions	3,321	2,672	2,736	2,596	2,165	2,018
Lending commissions	775	332	525	303	502	274
Deposit commissions	120	89	67	79	67	79
Guarantee commissions	200	138	131	138	126	128
Securities commissions	8,499	4,769	7,347	4,765	3,654	2,752
Other commissions	2,217	1,283	1,692	1,275	444	501
BfG and SEB Baltic			2,634	127		
Total	**15,132**	**9,283**	**15,132**	**9,283**	**6,958**	**5,752**

6 Commission costs

	Group				Parent company	
	2000	1999	2000	1999	2000	1999
Payment commissions	-897	-809	-866	-808	-749	-686
Securities commissions	-362	-127	-236	-125	-74	-57
Other commissions	-410	-272	-175	-253	-177	-244
BfG and SEB Baltic			-392	-22		
Total	**-1,669**	**-1,208**	**-1,669**	**-1,208**	**-1,000**	**-987**

7 Net result of financial transactions

	Group				Parent company	
	2000	1999	2000	1999	2000	1999
Shares/participations	-44	963	-60	967	65	4
Interest-bearing securities	413	-276	383	-280	394	-256
Other financial instruments	1,693	819	1,528	819	725	1,009
Realised result	**2,062**	**1,506**	**1,851**	**1,506**	**1,184**	**757**
Shares/participations	-451	291	-469	286	-15	-23
Interest-bearing securities	105	142	-207	142	-199	105
Other financial instruments	493	-1,039	678	-1,039	211	-539
Unrealised changes in value	**147**	**-606**	**2**	**-611**	**-3**	**-457**
Exchange rate fluctuations	**1,360**	**1,130**	**1,183**	**1,100**	**1,117**	**1,043**
Debt redemption	**-25**	**-5**	**-13**			
BfG and SEB Baltic			521	30		
Total	**3,544**	**2,025**	**3,544**	**2,025**	**2,298**	**1,343**

8 Other operating income

	Group				Parent company	
	2000	1999	2000	1999	2000	1999
Capital gains on fixed assets	1,277	948	1,260	940	999	479
Other income	931	714	587	614	991	1,062
BfG and SEB Baltic			361	108		
Total	**2,208**	**1,662**	**2,208**	**1,662**	**1,990**	**1,541**

9 General administrative costs

		Group			Parent company	
	2000	1999	2000	1999	2000	1999
Staff costs	-12,234	-7,969	-9,068	-7,863	-6,470	-5,875
Costs for premises	-1,686	-1,049	-1,154	-1,030	-1,047	-1,246
Data costs	-2,269	-1,525	-1,861	-1,523	-1,872	-1,831
Stationery	-274	-177	-169	-175	-121	-146
Travel and representation	-453	-317	-386	-313	-262	-231
Postage and telecommunications	-612	-488	-430	-473	-351	-399
Other administrative expenses	-691	-357	-322	-341	-332	-531
BfG and SEB Baltic			-4,829	-164		
Total	**-18,219**	**-11,882**	**-18,219**	**-11,882**	**-10,455**	**-10,259**

Staff costs				
Salaries and remuneration	-8,679	-5,330	-4,224	-3,733
Imputed pension costs	-280	-255	-280	-255
Pension premiums paid	-207	-142	-109	-60
Payroll overhead	-2,162	-1,484	-1,261	-1,160
Profit share	-295	-376	-214	-376
Other staff costs	-611	-382	-382	-291
Total	**-12,234**	**-7,969**	**-6,470**	**-5,875**

Pension costs in Skandinaviska Enskilda Banken have been calculated in accordance with the directives of the Financial Supervisory Authority, implying an actuarial calculation of imputed pension costs. Non-recurring costs of SEK 716 M (SEK 461 M) for early retirement have been charged to the pension funds of the Bank.

	Group		Parent company	
Salaries and remuneration	2000	1999	2000	1999
Boards of Directors, Managing Directors and deputy CEO	-369	-170	-18	-15
Other employees in Sweden	-5,268	-4,292	-3 306	-2,982
Other employees outside Sweden	-3,365	-1,148	-900	-736
Charged to insurance operations	323	280		
Total	**-8,679**	**-5,330**	**-4,224**	**-3,733**

Pension commitments, etc. for Executives

Directors' fees totalling SEK 4,424,740 have been paid to the Board of Diretors. The Chairman of the Board, Jacob Wallenberg, has received a director's fee of SEK 1,300,000 and SEK 27,018 in other benefits during 2000.

Lars H Thunell, President and Group Chief Executive, has received salary and benefits totalling SEK 5,434,906. To this should be added a bonus for 2000 totalling SEK 2,362,500 to be paid out during 2001.

Pension is payable from the age of 58 at the earliest and the pension agreement is estimated to yield 65 per cent of the annual salary up to the age of 65 and 55 per cent thereafter.

Termination of employment on the part of the Bank is subject to a 12-month period of notice and an entitlement to severance pay amounting to 12 month's salary. The Bank has the right to deduct any cash payments that the relevant Executive may receive from another employer or through his/her own business from such severance pay.

The following has applied to the rest of the Executive Management Committee (10 Executives in addition to Lars H Thunell) during 2000: Termination of employment on the part of the Bank is subject to a 12-month period of notice and an entitlement to severance pay amounting to 24 month's salary. The Bank has the right to deduct any cash payments that the relevant Executive may receive from another employer or through his/her own business from such severance pay.

Old-age pension is payable from the age of 60 at 70 per cent of the annual salary up to the age of 65 and at 65 per cent of the salary thereafter. All pension amounts include those amounts which are payable in the form of "AFP" and "ATP" (National basic pension and supplementary pension schemes, respectively). A couple of old agreements with Executive Committee members with certain deviations, were still in force during 2000.

Staff option programme

In February 1999, the Board of Directors decided to allot staff options to the members of the Management Committee. Each staff option entitles to the purchase of one Series A share in SEB at the price of SEK 92 per share. After recalculation for SEB's new issue of shares in 1999, the purchase price is SEK 82.40 and each staff option entitles to the purchase of 1.12 shares. The staff options can be used during the period 2002–2006. If a staff option-holder should leave the Bank before the three-year waiting period has expired his/her allotted staff options will in principle be lost.

In February 2000, the Board of Directors extended the staff option programme to comprise of approximately 400 senior officers. Each option entitles to the purchase of one Series A share in SEB at the price of SEK 91 per share. The staff options can be used during the period 2003–2007.

Both the 1999 and the 2000 staff option programme are protected through a so-called swap agreement covering both price increases in the staff options and the associated social charge component. The hedging cost, which depends on the assumed maturity, has been calculated to SEK 42 M for both programmes and has been charged to staff costs. At year-end 1999, SEK 17 M were already reserved.

Allotted staff options are considered to meet applicable criteria according to the new tax rules regarding staff options that became effective on 1 July, 1998 (SFS 1998:337). This means that those who have received staff options will not be liable to pay taxes until the staff options are used. When used, the value of the staff options is treated as earned income. Social charges imposed in this connection will be borne by SEB.

In February 2001, the Board decided to further extend the option programme to certain key individuals. In total, this group now comprises approximately 1,000 employees.

	Group		Parent company	
Pension commitments to executives	2000	1999	2000	1999
Pension disbursements made	41	31	28	23
Change in commitments	47	21	29	16
Commitments at year-end	799	402	377	306

The above commitments are covered by the Bank's pension funds or through Bank-owned endowment assurance schemes.

Note 9 ctd. General administrative costs

Loans to Executives	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Managing Directors and Deputy Managing Directors	44	33	7	5
Boards of Directors	160	118	11	11
Total	**204**	**151**	**18**	**16**

Average number of full time equivalents	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Parent company	8,857	8,822	8,857	8 822
Swedish subsidiaries	1,259	2,195		
Non-Swedish subsidiaries	10,252	2,438		
Total	**20,368**	**13,455**	**8,857**	**8 822**
Number of hours worked			14,900,478	14,790,344

Average number of employees	Group Men	Group Women	Parent company Men	Parent company Women
Brazil	3	2	3	2
Denmark	176	157	69	32
Estonia	369	838		12
Finland	139	166	39	44
France	16	25	6	18
Hong Kong	24	29	24	29
Ireland	8	9		
Japan	7	4	6	3
People's Republic of China	1	2	1	2
Latvia	479	810		
Lituania	171	241		
Luxembourg	83	66		
Norway	177	147	92	55
Poland	75	66		
Russia	3	2	1	
Singapore	30	46	30	44
Spain	3	1		
Great Britain	211	123	133	79
Sweden	4,269	5,120	3,583	4,549
Germany	2,355	2,568		
USA	78	47		3
Group	**8,677**	**10,469**	**3,987**	**4,872**

Detailed information about the average number of employees, salaries and remuneration will be provided by the Bank upon request

Pension funds	Pension commitments 2000	Pension commitments 1999	Market value of asset[1] 2000	Market value of asset[1] 1999
SB-stiftelsen, Skandinaviska Enskilda Banken's pension fund	3,747	3,370	10,650	11,953
EB-stiftelsen, Skandinaviska Enskilda Banken's pension fund	4,253	3,716	12,516	13,249
Total	**8,000**	**7,086**	**23,166**	**25,202**

1) Deduction from the assets of the funds has been made for that part of the profit share for 2000 which was charged to the result of the Bank and for which the Bank has the right to compensate itself in 2001. This amount was SEK 192 M (SEK 276 M), which has been distributed in equal parts between the funds.

Fees and expense allowances to appointed auditors and audit firms[1]	Group 2000	Parent company 2000
Pricewaterhouse Coopers	31	5
Deloitte & Touche	2	1
Audit assignment	**33**	**6**
Pricewaterhouse Coopers	30	9
Deloitte & Touche	2	2
Other assignements	**32**	**11**

1) The audit has been performed in a mutual process with the internal audit team of SEB.

10 Depreciation and write-downs of tangible and intangible fixed assets

	Group				Parent company	
	2000	1999	2000	1999	2000	1999
Goodwill	-638	-546	-593	-540		
Other intangible fixed assets	-39	-33	-33	-31	-27	-28
Office equipment	-964	-518	-515	-489	-142	-144
Equipment leased to clients					-148	-94
Properties	-62	-23	-2	-7		
BfG and SEB Baltic			-560	-53		
Total	**-1,703**	**-1,120**	**-1,703**	**-1,120**	**-317**	**-266**

Office equipment is depreciated according to plan, which specifies that personal computers and similar equipment are written off over three years and other office equipment over five years. Properties are written off according to plan by the highest permissible capital allowance.

11 Other operating costs

	Group				Parent company	
	2000	1999	2000	1999	2000	1999
Consultants	-864	-509	-681	-505	-585	-604
Marketing	-775	-355	-434	-347	-348	-355
Information services	-265	-195	-219	-191	-149	-134
Insurance	-168	-226	-141	-225	-133	-320
Capital losses on fixed assets	-25	-50		-2		
Other operating costs	-263	-152	-97	-141	-67	-74
BfG and SEB Baltic			-788	-76		
Total	**-2,360**	**-1,487**	**-2,360**	**-1,487**	**-1,282**	**-1,487**

12 Net credit losses

	Group		Parent company	
	2000	1999	2000	1999
Write-downs and provisions for claims				
on credit institutions				
on the general public	-2,658	-1,089	-432	-682
Write-downs and provisions	**-2,658**	**-1,089**	**-432**	**-682**
Reversals and recoveries of claims				
on credit institutions	371	348	8	348
on the general public	1,429	948	568	749
Reversals and recoveries	**1,800**	**1,296**	**576**	**1,097**
Total	**-858**	**207**	**144**	**415**
A. Individually appraised receivables:				
Current year's write-down on incurred losses	-3,496	-448	-1,420	-289
Reversal of previous provisions for possible losses reported as incurred losses in current year's accounts	2,569	339	1,295	257
Current year's provision for possible losses	-1,552	-854	-520	-577
Recovered from losses incurred in previous years	612	200	372	116
Reversal of previous provisions for possible losses	638	483	164	394
Current year's net cost for individually appraised receivables	**-1,229**	**-280**	**-109**	**-99**
B. Receivables appraised by category:				
Current year's write-down of incurred losses	-57	-86	-52	-52
Current year's provision for possible losses	-8	-31	-4	-12
Recovered from losses incurred in previous years	24	35	22	26
Withdrawn (-) from reserve for lending losses		31		14
Current year's net cost for receivables appraised by category	**-41**	**-51**	**-34**	**-24**
C. Transfer to/withdrawal from reserve for political risks abroad	**363**	**440**	**279**	**440**
D. Contingent liabilities	**49**	**98**	**8**	**98**
Total	**-858**	**207**	**144**	**415**

13 Change in value of seized assets

	Group		Parent company	
	2000	1999	2000	1999
Properties taken over				
Other assets taken over	51	-36		
Realised change in value	**51**	**-36**		
Properties taken over				
Other assets taken over	-8	147	-8	-10
Unrealised change in value	**-8**	**147**	**-8**	**-10**
Total	**43**	**111**	**-8**	**-10**

14 Write-down of financial fixed assets

	Group		Parent company	
	2000	1999	2000	1999
Repono Holding AB (formerly Trygg Hansa AB)			-386	-2,990
Rosenkrantz Investment Management A/S			-19	
Scandinavian Securities AB			-16	
SEB Asset Management Fondsmaeglerselskab A/S			-3	
SEB BoLån AB			-3	
SEB Fondadministration A/S			-2	
SEB Fundusz TFI SA			-13	-14
SEB Bankfastigheter Holding AB (formerly SEB Portföljförvaltning AB)				-25
Self Trade SA		-25		-25
Skandinaviska Enskilda Banken A/S (formerly Codan Bank A/S)			-107	
Skandinaviska Enskilda Banken Corporation Inc			-109	
Other	-75	-4		-3
Total	**-75**	**-29**	**-658**	**-3,057**

15 Net result from associated companies

	Group	
	2000	1999
Latvijas Unibanka [1]		36
Eesti Ühispank [2]		12
Vilniaus Bankas [3]	50	71
VPC	35	1
Other	19	-4
Total	**104**	**116**

1) For the period January–June 1999 consolidated as associated company, thereafter as subsidiary.
2) For the period January–September 1999 consolidated as associated company, thereafter as subsidiary.
3) For the period before October 2000 consolidated as associated company, thereafter as subsidiary.

16 Operating profit from insurance operations

	Group	
	2000	1999
Non-life operations	212	518
Life operations	8	-110
Total	**220**	**408**

17 Appropriations

	Group		Parent company	
	2000	1999	2000	1999
Withdrawal from tax equalisation reserve			301	301
Appropriations to untaxed reserves			-843	-394
Release of value adjustment account for lending			24	5
Difference between book and scheduled depreciation			-1,789	-1,775
Recovery of imputed pension premiums	280	255	280	255
Compensation from pension funds, social charges	471	342	471	342
Compensation from pension funds, pension disbursements	638	540	638	540
Compensation from pension funds, profit sharing system	192	276	192	276
Pension disbursements	-638	-540	-638	-540
Total	**943**	**873**	**-1,364**	**-990**

18 Taxes

	Group		Parent company	
	2000	1999	2000	1999
Current corporate tax	-1,730	-1,288	-895	-415
Deferred tax	-980	209	19	133
Tax on Group contributions [1]			559	432
Tax in previous years	-146	-276	-155	-218
Total	**-2,856**	**-1,355**	**-472**	**-68**

1) In accordance with the opinion of the emergency group of the Swedish Financial Accounting Standards Council, Group contributions are reported in the parent company directly under shareholders' equity.

19 Minority interests

	Group	
	2000	1999
Oy GAMM Holding	-2	
Eesti Ühispank [1]	-10	-7
Latvijas Unibanka [2]	-60	-34
SEB Asset Management Fondsmaeglerselskab	-7	
Vilniaus Bankas [3]	-1	
Minority shares in subsidiary groups result	-165	-15
Total	**-245**	**-56**

1) Reported as subsidiary for the period October–December 1999 and as associated company before that.
2) Reported as subsidiary for the period July–December 1999 and as associated company before that.
3) Reported as subsidiary for the period October–December 2000 and as associated company before that.

20 Cash and Central Bank balances

	Group		Parent company	
	2000	1999	2000	1999
Cash	3,901	2,955	1,541	2,457
Clearing receivables	722	517	721	517
Balances with foreign Central Banks	4,196	5,602	1,280	4,435
Total	**8,819**	**9,074**	**3,542**	**7,409**

21 Eligible Treasury Bills [1]

	Group		Parent company	
	2000	1999	2000	1999
Eligible Treasury Bills	57,521	29,259	54,909	26,851
Other eligible securities	32,883	145	579	145
Total	**90,404**	**29,404**	**55,488**	**26,996**
Remaining maturity				
– maximum 1 year	59,913	18,280	47,248	15,907
– 1–5 years	22,351	6,353	3,950	6,320
– 5–10 years	7,467	4,332	3,617	4,332
– more than 10 years	673	439	673	437
Total	**90,404**	**29,404**	**55,488**	**26,996**
Average remaining maturity (years)	1.73	2.20	1.35	2.35
Positive difference between book values and nominal amounts	1,227	713	636	704
Negative difference between book values and nominal amounts	-5,165	-160	-5,711	-158

Note 21 ctd. Eligible Treasury Bills

Issuers	Group 2000			Group 1999		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish State				350	350	350
Swedish municipalities	102	102	104	102	102	105
Foreign States	118	118	118	2	2	2
Other foreign issuers	1,141	1,141	1,141			
Fixed assets	**1,361**	**1,361**	**1,363**	**454**	**454**	**457**
Swedish State	29,633	29,544	29,544	10,785	10,571	10,571
Swedish municipalities	486	477	477	43	43	43
Foreign States	27,811	27,859	27,859	18,278	18,322	18,322
Other foreign issuers	31,232	31,163	31,163	14	14	14
Current assets	**89,162**	**89,043**	**89,043**	**29,120**	**28,950**	**28,950**
Total	**90,523**	**90,404**	**90,406**	**29,574**	**29,404**	**29,407**

	Parent company 2000			Parent company 1999		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish State				350	350	350
Swedish municipalities	102	102	104	102	102	105
Foreign States						
Other foreign issuers						
Fixed assets	**102**	**102**	**104**	**452**	**452**	**455**
Swedish State	29,633	29,544	29,544	10,785	10,571	10,571
Swedish municipalities	485	477	477	43	43	43
Foreign States	25,356	25,365	25,365	15,891	15,930	15,930
Other foreign issuers						
Current assets	**55,474**	**55,386**	**55,386**	**26,719**	**26,544**	**26,544**
Total	**55,576**	**55,488**	**55,490**	**27,171**	**26,996**	**26,999**

1) Detailed information about the criteria used to classify these securities is provided under Accounting principles.

22 Lending to credit institutions

	Group		Parent company	
	2000	1999	2000	1999
Remaining maturity				
– payable on demand	96,019	9,298	96,082	9,387
– maximum 3 months	27,357	90,090	58,522	126,601
– 3 months–1 year	30,173	3,774	13,580	5,153
– 1–5 years	8,565	243	12,343	16,697
– more than 5 years	2,559	116	4,322	5,809
Total	**164,673**	**103,521**	**184,849**	**163,647**

The above table includes Reserve for possible lending losses and Reserve for political risks abroad as follows:

Reserve for possible lending losses	33	23	25	22
Reserve for political risks abroad*	1,577	1,325	925	1,325
Total	**1,610**	**1,348**	**950**	**1,347**
* Loan volume	2,874	1,694	2,134	1,694

23 Lending to the general public

	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Remaining maturity				
– payable on demand	63,724	64,734	52,301	24,730
– maximum 3 months	122,238	69,626	60,074	61,649
– 3 months–1 year	99,721	45,024	30,670	29,003
– 1–5 years	179,523	122,185	52,253	52,765
– more than 5 years	140,553	41,338	25,195	21,101
Total	**605,759**	**342,907**	**220,493**	**189,248**

The above table includes Reserve for possible lending losses and Reserve for political risks abroad as follows:

	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Reserve for possible lending losses	8,039	4,141	2,585	3,431
Reserve for political risks abroad *	238			
Total	**8,277**	**4,141**	**2,585**	**3,431**

* Loan volume 417

24 Bonds and other interest-bearing securities [1]

	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Issued by public agencies				
Issued by other borrowers	67,643	64,128	62,930	60,426
Total	**67,643**	**64,128**	**62,930**	**60,426**
Listed securities	67,575	64,128	62,930	60,426
Unlisted securities	68			
Total	**67,643**	**64,128**	**62,930**	**60,426**
Maturity information				
– maximum 1 year	44,572	44,431	44,045	43,193
– 1–5 years	15,869	16,517	14,156	14,168
– 5–10 years	4,397	1,163	1,925	1,052
– more than 10 years	2,805	2,017	2,804	2,013
Total	**67,643**	**64,128**	**62,930**	**60,426**
Average remaining maturity (years)	2.16	1.60	1.95	1.55
Positive difference between book values and nominal amounts	249	642	465	583
Negative difference between book values and nominal amounts	-276	-1,635	-409	-1,514

Issuers

	Group 2000			Group 1999		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish mortgage institutions	214	214	215	765	765	763
Other Swedish issuers;						
– non-financial companies	7	7	7	10	10	13
– other financial companies	1,663	1,663	1,663	1,141	1,141	1,139
Other foreign issuers	1,491	1,491	1,531	1,026	1,026	1,025
Fixed assets	**3,375**	**3,375**	**3,416**	**2,942**	**2,942**	**2,940**
of which subordinated (debentures)	2,161	2,161	2,161	1,650	1,650	1,650
Swedish mortgage institutions	16,726	16,692	16,692	19,059	19,141	19,141
Other Swedish issuers;						
– non-financial companies	5,663	5,662	5,662	1,356	1,380	1,380
– other financial companies	2,760	2,770	2,770	1,003	1,004	1,004
Other foreign issuers	39,927	39,144	39,144	39,795	39,661	39,661
Current assets	**65,076**	**64,268**	**64,268**	**61,213**	**61,186**	**61,186**
of which subordinated (debentures)				19	19	19
Total	**68,451**	**67,643**	**67,684**	**64,155**	**64,128**	**64,126**

Note 24 ctd. Bonds and other interest-bearing securities

	Parent company 2000			Parent company 1999		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish mortgage institutions	214	214	214	229	229	229
Other Swedish issuers;						
– non-financial companies	7	7	7	10	10	13
– other financial companies	1,594	1,594	1,594	1,141	1,141	1,139
Other foreign issuers	1,045	1,045	1,045	938	938	938
Fixed assets	**2,860**	**2,860**	**2,860**	**2,318**	**2,318**	**2,319**
of which subordinated (debentures)	2,161	2,161	2,161	1,650	1,650	1,650
Swedish mortgage institutions	20,228	20,194	20,194	22,581	22,677	22,677
Other Swedish issuers;						
– non-financial companies	5,662	5,662	5,662	1,356	1,380	1,380
– other financial companies	2,617	2,617	2,617	980	980	980
Other foreign issuers	31,710	31,597	31,597	33,167	33,071	33,071
Current assets	**60,217**	**60,070**	**60,070**	**58,084**	**58,108**	**58,108**
of which subordinated (debentures)				19	19	19
Total	**63,077**	**62,930**	**62,930**	**60,402**	**60,426**	**60,427**

1) Detailed information about criteria used to classify these securities is provided under Accounting principles.

25 Shares and participations [1]

	Group		Parent company	
	2000	1999	2000	1999
Listed securities	6,082	5,995	746	5,066
Unlisted securities	1,445	1,190	851	731
Total	**7,527**	**7,185**	**1,597**	**5,797**
A. Trading portfolio/investment shares	6,597	5,589	1,243	5,092
B. Shares and participations taken over for protection of claims	109	544	93	95
C. Other shares and participations	821	1,052	261	610
Total	**7,527**	**7,185**	**1,597**	**5,797**

A. Trading portfolio/investment shares

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Trading portfolio shares			378.5	134.0	
Adacra AB, Stockholm	SEK	0.1	5.1		12
Ben Rad AB, Stockholm*	SEK	0.1	2.0		9
Carmen Systems AB, Göteborg*	SEK		1.9		1
Chinsay AB, Stockholm*	SEK		15.1		15
CRM Logistic AB, Göteborg*	SEK		0.9		4
FR Fastighetsrenting AB, Stockholm	SEK	2.4	18.9	8.0	6
Frontville AB, Stockholm*	SEK	0.1	6.9		10
Fält Gruppen AB, Kalix*	SEK		10.0		12
Goodfood & Readymeals GFR AB, Stockholm*	SEK	0.3			27
Gordion AB, Halmstad*	SEK	2.3	1.9		3
HMS Network AB, Halmstad*	SEK	0.2	23.3		5
Kreatel Communication AB, Linköping*	SEK		25.0		3
LightUp Technologies AB, Göteborg*	SEK		6.1		12
Medeikonos AB, Göteborg*	SEK		10.0		12
Neoventa Medical AB, Göteborg*	SEK	0.2	16.7		10
Nordic Windpower AB, Täby*	SEK	0.2	0.5		4
Novator AB, Stockholm*	SEK		3.0		3
OM Gruppen AB, Stockholm	SEK	4.5	4.6	11.4	3
Personal Chemistry AB, Uppsala*	SEK	0.2	42.0		10
Prodacapo AB, Örnsköldsvik*	SEK	0.1	18.9		14
ProstaLund AB, Lund*	SEK		16.5		7
Pyrosequencing AB, Uppsala*	SEK	0.1	2.7		
Robulux AB, Lidingö*	SEK	0.5	10.0		4
Sreg.com AB, Helsingborg*	SEK	0.8	17.9		36
Time Care AB, Stockholm*	SEK	0.1	11.3		10
Vitrolife AB, Göteborg*	SEK	0.2	10.0		2
Xcounter AB, Danderyd*	SEK	0.7	25.0		13
b-business Partners b.v., Amsterdam*	EUR	0.4	303.4		5

Note 25 ctd. Shares and participations

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Direkt Anlage Bank A.G., München	EUR	2.3	210.1		4
EQT Scandinavia Ltd, Guernsey	GBP		5.3		5
Information Mosaic Ltd, Dublin*	IEP		38.4		15
Spotfire Inc, Cambridge USA*	USD		1.0		
Parent company holdings			**1,242.9**	**153.4**	
* Investment shares according to §15 A in the Swedish Banking Business Act					
Holdings of subsidiaries			**5,354.1**	**140.6**	
Group holdings			**6,597.0**	**294.0**	

B. Shares and participations taken over for the protection of claims *)

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Fastighetsaktiebolaget Bonifazius	SEK	2.4	0.6		2
FR Fastighetsrenting AB, Stockholm	SEK	2.4	21.5	8.1	25
Gamlestaden Intressenter AB, Göteborg	SEK				17
IFA Ship AB, Stockholm	SEK	0.1	0.1		100
Bicicletas Monark S/A, Sao Paulo	USD		57.0		10
Birma Holding BV, Amsterdam	NLG				100
Raffles Holding, Cayman Islands	GBP	1.0	14.2		
Parent company holdings			**93.4**	**8.1**	
Holdings of subsidiaries			**15.5**	**0.2**	
Group holdings			**108.9**	**8.3**	

* Holdings in these companies have been reported as shares and participations taken over in connection with loan foreclosures, even when they amount to at least 20 per cent, since the holdings are not long term. Pledges taken over are valued at the lower of cost or market, which means that a consolidation, using the equity method, does not theoretically have any impact on the Group's shareholders' equity as long as there are no surplus values in the holdings.

C. Other shares and participations

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
AB Svensk Exportkredit, Stockholm (sold)	SEK			540.0	
ABB Participation AB, Västerås	SEK				
Brf Centrum, Hofors	SEK				
Brf Falken, Malmö	SEK		11.2		
Brf Fältprästen 3, Stockholm	SEK		1.7		
Brf Karl XV:s Port, Stockholm	SEK		0.3		
Brf Mellanheden, Malmö	SEK		0.1		
Brf Munklägret, Stockholm	SEK		1.2		
Brf Oxen Mindre, Stockholm	SEK		2.5		
Brf Riksbyggen Götenehus Nr 1	SEK		0.2		
Brf Rådjuret, Stockholm	SEK		3.8		
Brf Räfsan 13, Stockholm	SEK		0.4		
Brf Sälgen 7, Stockholm	SEK		1.4		
Brf Tellusborg, Stockholm	SEK		0.4		
Brf Vedbäraren 19, Stockholm	SEK		4.6		
Fastighets AB Inedal, Stockholm	SEK	0.8	1.7		6
Adela Investment Company S.A. Luxemburg	USD	2.8			3
Amagerbanken A/S, Köpenhamn	DKK	30.9	93.1	3.5	16
Banco Finasa de Investimento, Sao Paolo	BRL	127.2		1.4	4
Chicago Metal Exchange	USD		41.4		
CLS Services Ltd, London	USD	3.7	33.2		
EAC Investco Ltd, Guernsey	GBP		37.0	0.6	
EBA Clearing Company, Paris	EUR				
Euroclear Clearance System Public Ltd Co, Zürich	EUR	0.1	5.7		4
Euroclear Clearance System S.C. Bryssel	BEF				
GSTP Global Straight Through Processing A.G. Zürich	CHF	0.8	4.3		1
Helsingfors Fondbörs	FIM	0.6	0.9		1
Ind Credit & Investment Co of India (ICICI), Bombay	INR	0.6		0.1	
International Petroleum Exchange	GBP		1.8		

Note 25 ctd. Shares and participations

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Köbenhavn Fondbörs	DKK	0.1	0.1		
London Clearing House Ltd	GBP	0.2	4.2		
London Interbank Financial Futures Exchange (LIFFE)	GBP	0.1	8.0		
Norsk Tillitsmann AS, Oslo	NOK	0.5	0.6	0.1	5
NRC Business Company Ltd, Bangkok	THB				12
S.W.I.F.T. Bryssel	EUR	0.1	0.9		1
SIFIDA, Luxemburg	USD	0.2			1
Parent company holdings			**260.7**	**545.7**	
Holdings of subsidiaries			**560.3**	**10.6**	
Group holdings			**821.0**	**556.3**	

1) Detailed information about criteria used to classify these securities is provided under Accounting principles. Detailed information regarding the subsidiaries holdings of shares will be provided by the bank upon request.

26 Shares and participations in associated companies [1]

	Group		Parent company	
	2000	1999	2000	1999
Listed securities	324	578	300	1,173
Unlisted securities	837	365	281	309
Total	**1,161**	**943**	**581**	**1,482**
of which, holdings in credit institutions	501	653	330	1,202

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Bankgirocentralen BGC AB, Stockholm	SEK	16.7	3.6	3.1	33
Bankomatcentralen AB, Stockholm	SEK	0.1	0.2		22
IBX Integrated Business Exchange, Stockholm	SEK	1.8	31.5		21
Nordic Hypotek AB, Stockholm	SEK	1.3	1.5		25
OffeX Crossing AB, Stockholm	SEK	6.3	7.5		25
Privatgirot AB, Stockholm	SEK	0.2	0.1		28
Svensk Bostadsfinansiering AB, BOFAB, Stockholm	SEK	25.0	29.4		50
Upplysningscentralen UC AB, Stockholm	SEK	0.3	0.3		27
Värdepapperscentralen VPC AB, Stockholm	SEK	14.8	206.2		25
Bank Ochrony Srodowiska SA, Warszawa	PLN	10.1	300.3		8
Parent company holdings			**580.6**	**3.1**	
Holdings of subsidiaries			**584.8**	**32.7**	
Group adjustment			-4.5	-17.4	
Group holdings			**1,160.9**	**18.4**	

1) Detailed information about criteria used to classify these securities is provided under Accounting principles. Detailed information regarding the subsidiaries holdings of shares will be provided by the bank upon request.

27 Shares and participations in Group companies [1]

	Parent company	
	2000	1999
A. Swedish subsidiaries	16,813	16,744
B. Foreign subsidiaries	25,494	4,669
Total	**42,307**	**21,413**
of which, holdings in credit institutions	30,087	8,694

A. Swedish subsidiaries

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Aktiv Placering AB, Stockholm	SEK	0.1	0.1		100
Diners Club Nordic AB, Stockholm	SEK	5.7	205.9		100
Enskilda Securities Holding AB, Stockholm	SEK	50.1	373.9	411.3	100
Enskilda Securities Holding AB, Stockholm, subordinated loan	SEK	150.0	150.0		
Enskilda Securities Holding AB, Stockholm, subordinated loan	EUR	11.0	99.9		
Eurocard AB, Stockholm	SEK	5.0	8.4		100
Försäkringsaktiebolaget SE Captive, Stockholm	SEK	100.0	100.0		100
Repono Holding AB, Stockholm	SEK	695.1	7,964.1	248.0	100
Scandinavian Securities AB, Stockholm	SEK	0.1	2.0	20.0	100
SEB AB, Stockholm	SEK	1,176.5	2,111.8		100
SEB Baltic Holding AB, Stockholm	SEK	14.0	14.0		100
SEB BoLån AB, Stockholm	SEK	200.0	2,431.0		100
SEB BoLån AB, Stockholm, subordinated loan	SEK	2,175.0	2,175.0		
SEB e-invest AB, Stockholm	SEK	1.0	1.2		100
SEB Fastigheter AB, Stockholm	SEK	2.5	2.5		100
SEB Fondholding AB, Stockholm	SEK	21.0	597.4		100
SEB Invest AB, Stockholm	SEK	5.0	5.0		100
SEB IT AB, Stockholm	SEK	8.0	10.0		100
SEB Kort AB, Stockholm	SEK	50.0	460.0		100
SEB Kort AB, Stockholm, subordinated loan	SEK	100.0	100.0		
Skandinaviska Kreditaktiebolaget, Stockholm	SEK	0.1	0.1		100
Team SEB AB, Stockholm	SEK	0.5	0.5		100
Total			**16,812.8**	**679.3**	

B. Foreign subsidiaries

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Ane Gyllenberg Ab, Helsingfors	FIM	409.1	383.8		100
BfG Bank A.G. Frankfurt	DEM	1,516.1	13,720.3		100
BfG Bank A.G. Frankfurt, subordinated loan	DEM	760.4	3,337.9		
BfG Bank Luxemburg S.A.	EUR	81.8	1,132.1		100
AS Eesti Ühispank, Tallinn	EEK	621.0	1,281.9		93
Enskilda España S.A. Madrid	ESP	15.0			100
FinansSkandic Leasing (SEA) Pte Ltd, Singapore	SGD	0.1	0.4		100
Interscan Servicos de Consultoria Ltda, Sao Paulo	BRL	2.3			100
A/S Latvijas Unibanka, Riga	LVL	36.6	929.2	19.4	99
A/S Latvijas Unibanka, Riga, subordinated loan	USD	17.4	165.2		
Oy GAMM Holding Ab, Helsingfors	FIM	0.4	49.4	1.3	67
Rosenkrantz Investment Management A/S, Oslo	NOK	5.0	0.5	5.2	100
Scandinavian Finance BV, Amsterdam	NLG	2.1	8.4		100
SEB Asset Management America Inc, Stamford	USD		101.1	0.2	100
SEB Asset Management Fondsmaeglerselskab A/S, Köpenhamn	DKK	6.1	38.8		69
SEB Fondadministration A/S, Köpenhamn	DKK	0.5	0.3		100
SEB Investment Management AG, Zürich	CHF	0.1	12.3		100
SEB Private Bank S.A. Luxemburg	LUF	1,460.0	369.5	253.4	100
SEB TFI SA, Warszawa	PLN	28.9	18.6		100
Skandinaviska Enskilda Banken South East Asia Ltd, Singapore	SGD	40.0	191.3		100
Skandinaviska Enskilda Banken AG, Frankfurt, subordinated loan	DEM	50.0	232.2		
Skandinaviska Enskilda Banken A/S, Köpenhamn	DKK	500.0	771.5		100
Skandinaviska Enskilda Banken Corporation, New York	USD	20.0	140.1	210.7	100
Skandinaviska Enskilda Banken Funding Inc, Delaware	USD		0.1		100
Skandinaviska Enskilda Ltd, London	GBP	49.3	880.4	267.2	100
Skandinaviska Enskilda Reinsurance, Luxemburg	LUF	50.0	8.2		100
Vilniaus Bankas AB, Vilnius	LTL	152.0	1,588,7	10.2	98
Vilniaus Bankas AB, Vilnius, subordinated loan	EUR	15.0	132.4		
Total			**25,494.6**	**767.6**	
Parent company holdings			**42,307.4**	**1,446.9**	

Information about the corporate registration numbers of the subsidiaries is available upon request.

1) Detailed information about criteria used to classify these securities is provided under Accounting principles.

28 Assets in insurance operations

	Group	
	2000	1999
Investments	7,276	6,488
Investments for account of policyholders	61,106	57,852
Other claims and assets	3,367	2,806
Total	**71,749**	**67,146**

29 Intangible fixed assets

	Group		Parent company	
	2000	1999	2000	1999
Goodwill	10,652	9,462		
Other intangible fixed assets	69	73	32	71
Total	**10,721**	**9,535**	**32**	**71**
Goodwill				
Opening balance	11,454	16,621		
Acquisitions during the year	1,058	815		
Group adjustment	755	-192		
Sales during the year	-4	-790		
Exchange differencies	20			
Acquisition value	**13,283**	**11,454**		
Opening balance	-1,992	-1,546		
Current year's depreciations	-638	-546		
Group adjustment	-3	65		
Accumulated depreciations on current year's sales	4	35		
Exchange differencies	-2			
Accumulated depreciations	**-2,631**	**-1,992**		
Book value Goodwill	**10,652**	**9,462**		
Other ingangible assets				
Opening balance	106	360	99	
Acquisitions during the year	41	88		99
Group adjustment	33	-342		
Sales during the year	-12		-12	
Exchange differencies	-1			
Acquisition value	**167**	**106**	**87**	**99**
Opening balance	-33	-31	-28	
Current year's depreciations	-49	-33	-27	-28
Group adjustment	-16	31		
Accumulated depreciations	**-98**	**-33**	**-55**	**-28**
Book value Other intangible assets	**69**	**73**	**32**	**71**

30 Tangible assets

	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Office equipment	2,590	1,452	251	314
Equipment leased to clients [1]			9,305	7,374
Properties for own operations	2,279	904	6	8
Properties taken over for protection of claims	104	82	1	1
Total	**4,973**	**2,438**	**9,563**	**7,697**

1) Equipment leased to clients are reclassified to lending in the Group.

Office equipment

	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Opening balance	4,082	3,166	2,064	2,121
Acquisitions during the year	862	626	76	117
Group adjustment	3,524	597		
Sales during the year	-707	-307	-136	-174
Exchange differencies	32			
Acquisition value	**7,793**	**4,082**	**2,004**	**2,064**
Opening balance	-2,630	-1,857	-1,750	-1,622
Current year's depreciations	-671	-518	-138	-144
Group adjustment	-2,377	-306		
Accumulated depreciations on current year's sales	513	51	135	16
Exchange differencies	-38			
Accumulated depreciations	**-5,203**	**-2,630**	**-1,753**	**-1,750**
Book value Office equipment	**2,590**	**1,452**	**251**	**314**

Equipment leased to clients

	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Opening balance			7,612	4,040
Acquisitions during the year			2,079	3,572
Group adjustment				
Sales during the year				
Acquisition value			**9,691**	**7,612**
Opening balance			-238	-144
Current year's depreciations [1]			-148	-94
Group adjustment				
Accumulated depreciations on current year's sales				
Accumulated depreciations			**-386**	**-238**
Book value Equipment leased to clients			**9,305**	**7,374**

1) Equipment leased to clients is depreciated in annuities, based on a conservatively estimated residual value at the end of the contract period. For leased equipment that cannot be sold in a functioning market, the scheduled residual value is zero at the end of the contract period. Any surplus resulting from the sale of leased equipment is reported under Other income.

Properties for own operations

	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Opening balance	1,040	330	8	4
Acquisitions during the year	373	115		4
Group adjustment	1,567	639		
Sales during the year	-32	-44		
Exchange differencies	26		-2	
Acquisition value	**2,974**	**1,040**	**6**	**8**
Opening balance	-136	-55		
Current year's depreciations	-62	-30		
Group adjustment	-514	-51		
Accumulated depreciations on current year's sales	22			
Exchange differencies	-5			
Accumulated depreciations	**-695**	**-136**		
Book value Properties for own operations	**2,279**	**904**	**6**	**8**
Tax value, real properties	62	294	3	8
of which, buildings	9	228	2	3

Note 30 ctd. Tangible assets

Properties taken over for protection of claims	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Opening balance	82	160	1	1
Acquisitions during the year	1			
Group adjustment	19	1		
Sales during the year		-79		
Exchange differencies	2			
Acquisition value	**104**	**82**	**1**	**1**
Book value Properties taken over for protection of claims	**104**	**82**	**1**	**1**
Net operating earnings from properties taken over for protection of claims				
External income	6	2		
Operating costs	-3			
Total	**3**	**2**		
Assets taken over for protection of claims				
Buildings and land	104	82	1	1
Shares and participations	110	544	93	95
Total	**214**	**626**	**94**	**96**

31 Other assets

	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Tax claim	314	529		430
Deferred tax claim	2,388			
Claims on securities settlement proceeds	6,751	9,528	5,490	5,536
Market value, derivatives	63,823	44,035	58,796	43,847
Other	4,107	6,975	7,923	15,081
Total	**77,383**	**61,067**	**72,209**	**64,894**

32 Prepaid expenses and accrued income

	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Prepaid expenses/accrued other income	1,951	1,362	1,472	2,034
Accrued interest	10,047	11,545	7,294	11,461
Total	**11,998**	**12,907**	**8,766**	**13,495**

33 Liabilities to credit institutions

	Group		Parent company	
	2000	1999	2000	1999
Remaining maturity				
– on demand	96,128	8,960	93,572	8,731
– maximum 3 months	80,415	95,433	83,533	101,158
– 3 months–1 year	29,283	10,594	20,624	9,829
– 1–5 years	10,988	2,073	527	1,305
– more than 5 years	550	714	362	578
Total	**217,364**	**117,774**	**198,618**	**121,601**

34 Deposits and borrowing from the general public

	Group		Parent company	
	2000	1999	2000	1999
Remaining maturity				
– repayable on demand	244,154	187,253	197,920	186,105
– maximum 3 months	62,190	61		
– 3 months–1 year	19,295	38		
– 1–5 years	33,490	164		
– more than 5 years	1,556	286		
Deposits [1]	**360,685**	**187,802**	**197,920**	**186,105**
Remaining maturity				
– repayable on demand	22,828	10,522	11,956	87
– maximum 3 months	24,904	25,454	18,234	28,304
– 3 months–1 year	9,077	3,739	5,442	3,020
– 1–5 years	1,988	723	1,096	292
– more than 5 years	405	1,294	2	919
Borrowing	**59,202**	**41,732**	**36,730**	**32,622**
Total	**419,887**	**229,534**	**234,650**	**218,727**

1) *Only account balances covered by the Deposit Guarantee are reported as deposits. The amount refers to the total account balance without considering the* limitation in terms of amount that is applicable to the Deposit Guarantee and fee bases.

35 Securities issued, etc

	Group		Parent company	
	2000	1999	2000	1999
Commercial paper	190	747	175	747
Certificates of deposit	46,570	50,400	35,225	43,700
Bond loans	152,343	70,996	17,118	15,917
Total	**199,103**	**122,143**	**52,518**	**60,364**
Remaining maturity				
– maximum 1 year	37,754	23,759	3,184	4,020
– 1–5 years	93,426	43,171	13,012	10,902
– 5–10 years	19,714	3,562	488	491
– more than 10 years	1,449	504	434	504
Bond loans	**152,343**	**70,996**	**17,118**	**15,917**
Average remaining maturity (years)	2.65	2.10	1.85	2.22
Remaining maturity				
– on demand	14,409	3,687	3,121	3,687
– maximum 3 months	15,371	34,149	15,377	27,450
– 3 months–1 year	14,797	12,971	14,726	12,971
– 1–5 years	1,805		1,798	
– more than 5 years	378	340	378	339
Other debt instruments issued	**46,760**	**51,147**	**35,400**	**44,447**
Total	**199,103**	**122,143**	**52,518**	**60,364**

36 Liabilities, insurance operations

	Group	
	2000	1999
Technical provisions	3,635	3,232
Technical provisions for account of policyholders	*60,923*	*58,141*
Other provisions and liabilities	2,374	1,825
Total	**66,932**	**63,198**

37 Other liabilities

	Group		Parent company	
	2000	1999	2000	1999
Tax liability	944	394	111	11
Securities settlement proceeds, liabilities	15,717	19,258	15,561	15,125
Cashier's cheques	2,680	3,477	2,729	3,468
Market value, derivatives	59,464	42,050	54,335	42,018
Interim shares [1]		4,067		4,067
Other liabilities	38,096	29,674	29,890	30,060
Total	**116,901**	**98,920**	**102,626**	**94,749**

1) Subscribed but not registered shares.

38 Accrued expenses and prepaid income

	Group		Parent company	
	2000	1999	2000	1999
Accrued interest	12,925	12,187	6,439	10,626
Prepaid income/accrued other expense	5,684	2,161	1,723	1,310
Total	**18,609**	**14,348**	**8,162**	**11,936**

39 Provisions

	Group		Parent company	
	2000	1999	2000	1999
Deferred tax liability	5,120	3,562	251	270
Reserve for off-balance-sheet items	706	134	125	133
Restructuring reserve	3,357	556	139	364
Other provisions	1,244	391		
Total	**10,427**	**4,643**	**515**	**767**

40 Subordinated liabilities

	Group		Parent company	
	2000	1999	2000	1999
Guarantee fund	561			
Debenture loans	9,438	5,525	6,796	5,224
Debenture loans, zero-coupon	1,981	1,996	1,981	1,996
Debenture loans, perpetual	19,430	18,361	19,430	18,340
Total	**31,410**	**25,882**	**28,207**	**25,560**

Parent company

Debenture loans	Currency	Nom. amount	Book value	Rate of interest, %
1991/2001	CHF	100.0	138.1	7.250
1992/2002	USD	400.0	1,196.8	8.450
1994/2009	USD	200.0	1,867.3	6.875
2000/2010	EUR	345.0	3,046.1	[1]
2000/2010	SGD	100.0	547.5	4.600
Total			**6,795.8**	

Debenture loans, zero-coupons				
1991/2001	JPY	8,902.6	131.3	
1991/2001	SEK	1,000.0	945.0	
1992/2002	SEK	1,000.0	904.8	
Total			**1,981.1**	

Note 40 ctd. Subordinated liabilities

Debenture loans, perpetual	Currency	Nom. amount	Book value	Rate of interest, %
1990	DEM	170.0	460.4	1)
1990	USD	100.0	569.9	1)
1995	JPY	15,000.0	1,240.5	3.600
1995	JPY	10,000.0	827.0	4.400
1996	GBP	100.0	1,417.9	9.040
1996	JPY	5,000.0	410.3	1)
1996	USD	150.0	1,424.9	6.625
1996	USD	150.0	1,301.4	1)
1996	USD	150.0	1,282.4	8.125
1996	USD	50.0	474.7	1)
1996	USD	50.0	377.0	1)
1997	JPY	15,000.0	1,240.6	5.000
1997	USD	150.0	1,271.1	7.500
1998	USD	500.0	4,452.2	6.500
1999	EUR	200.0	1,765.9	6.750
2000	USD	100.0	913.8	0.380
Total			**19,430.0**	
Debenture loans issued by the parent company			**28,206.9**	
Debenture loans issued by BfG Bank AG			5,746.0	
Debenture loans issued by SEB BoLån AB			2,175.0	
Debenture loans issued by other subsidiaries			1,194.9	
Guarantee fund			561.4	
Intra-group holdings			-6,473.8	
Total			**31,410.4**	

1) FRN, Floating Rate Note.

41 Minority interests

	Group 2000	1999
Oy GAMM Holding	-26	
Eesti Ühispank	41	532
Latvijas Unibanka	9	228
SEB Asset Management Fondsmaeglerselskab	7	
Vilniaus Bankas	22	
Subsidiaries minority interests	515	47
Total	**568**	**807**

42 Untaxed reserves[1]

	Parent company 2000	1999
Tax equalisation reserve		301
Accrual fund	4,158	3,315
Excess depreciation of office equipment/leased assets	4,728	2,939
Other untaxed reserves	5	22
Total	**8,891**	**6,577**

1) In the balance sheet of the Group untaxed reserves are reclassified partly as deferred tax liability and partly as restricted equity.
The change in untaxed reserves in the parent company during the year is shown in the following table:

Parent company

	Tax equalisation reserve	Accrual fund	Excess depreciation	Other untaxed reserves	Total
Opening balance	602	2,921	1,164	25	4,712
Appropriations		394	1,775		2,169
Reversals	-301			-5	-306
Exchange rate difference				2	2
Closing balance 1999	**301**	**3,315**	**2,939**	**22**	**6,577**
Appropriations		843	1,789		2,632
Reversals	-301			-24	-325
Exchange rate difference				7	7
Closing balance 2000		**4,158**	**4,728**	**5**	**8,891**

43 Shareholders' equity

	Group		Parent company	
	2000	1999	2000	1999
Share capital	7,046	5,882	7,046	5,882
562,553,128 Series A shares, nom value SEK 10 each				
25,692,934 Series C shares, nom. value SEK 10 each				
Reserve fund and other restricted reserves	22,637	18,352	12,086	9,183
Equity fund [1]	17	51		
Translation difference	853	576		
Reserve for unrealised gains	862	863	646	694
Restricted equity	**31,415**	**25,724**	**19,778**	**15,759**
Group contributions [2]			1,995	1,544
Tax on Group contributions, net [2]			-559	-432
Translation difference	86	24	-3	
Profit brought forward	3,466	2,674	4,138	4,226
Result for the year	6,642	4,584	2,821	1,197
Non-restricted equity	**10,194**	**7,282**	**8,392**	**6,535**
Total	**41,609**	**33,006**	**28,170**	**22,294**

1) Non-distributed profit share in associated companies is accounted for as restricted equity, as it, from the Group's point of view, is not available for dividend distribution.
2) In accordance with the opinion of the emergency group of the Swedish Financial Accounting Standards Council, Group contributions are reported in the parent company directly under Shareholders' equity.

Reserve for unrealised gains

Shares and participations	190	169		
Interest-bearing securities	33	157	8	157
Other	639	537	638	537
Total	**862**	**863**	**646**	**694**

Change in shareholders' equity

	Group		Parent company	
	Restricted equity	Non-restricted equity	Restricted equity	Non-restricted equity
Opening balance	24,270	6,164	16,073	5,971
Dividend to shareholders		-2,059		-2,059
Equity fund	51	-51		
Reserve for unrealised gains	-251	251	-314	314
Group contributions				1,544
Tax on Group contributions				-432
Transfer, non-restricted/restricted equity	1,533	-1,533		
Translation difference	121	-74		
Result for the year		4,584		1,197
Closing balance 1999	**25,724**	**7,282**	**15,759**	**6,535**
Dividend to shareholders		-2,466		-2,466
New share issue	4,067		4,067	
Equity fund	-34	34		
Reserve for unrealised gains	-1	1	-48	48
Group contributions				1,995
Tax on Group contributions				-559
Result, holding of own shares		21		21
Transfer, non-restricted/restricted equity	1,382	-1,382		
Translation difference	277	62		-3
Result for the year		6,642		2,821
Closing balance 2000	**31,415**	**10,194**	**19,778**	**8,392**

44 Collateral pledged for own liabilities

	Group		Parent company	
	2000	1999	2000	1999
Lending [1]	6,541	2,741	6,541	2,576
Bonds	60,731	51,443	41,121	50,658
Repos	35,795	38,780	35,794	38,780
Mortgages	7	10		
Total	**103,074**	**92,974**	**83,456**	**92,014**

1) The item Lending in the parent company refers to the pledging of SEK 589 M (SEK 705 M) in promissory notes for the benefit of the Swedish Export Credit Corporation.

45 Other collateral pledged

	Group		Parent company	
	2000	1999	2000	1999
Shares in insurance premium funds	61,107	57,850		
Securities loans	9,877	10,201	9,746	9,317
Total	**70,984**	**68,051**	**9,746**	**9,317**

46 Contingent liabilities

	Group		Parent company	
	2000	1999	2000	1999
Guarantee commitments, credits	17,710	12,375	11,355	11,956
Guarantee commitments, other	28,400	23,661	25,307	30,814
Own acceptances	637	1,167	632	943
Subscription guarantees	15	123	15	123
Total	**46,762**	**37,326**	**37,309**	**43,836**
Approved, but unutilised letters of credit	**8,008**	**6,868**	**7,840**	**6,654**
Total	**54,770**	**44,194**	**45,149**	**50,490**

Other contingent liabilities

The parent company has pledged to the Monetary Authority of Singapore to ensure that its subsidiary bank in Singapore is able to fulfil its commitments.

The parent company has pledged to keep the share capital of Diners Club Nordic AB intact at all times.

The parent company has issued a deposit guarantee for Skandinaviska Enskilda Banken AG and BfG Bank AG in Germany to the Bundesverband deutscher Banken e.V.

The parent company has issued a loss guarantee on behalf of BfG Bank AG.

47 Commitments

	Group		Parent company	
	2000	1999	2000	1999
Forward securities contracts	255	37		
Deposits in other banks	239	412		412
Commitments for future payments	**494**	**449**		**412**
Guarantee amount relating to liquidity management	38	5,099	38	5,096
Granted, but non-disbursed loans	66,928	34,630	35,697	32,151
Unutilised part of approved overdraft facilities	40,239	39,166	38,781	37,874
Securities loans	15,703	11,188	15,697	11,188
Other	5,943	5,471		
Other commitments	**128,851**	**95,554**	**90,213**	**86,309**
Total	**129,345**	**96,003**	**90,213**	**86,721**

48 Problem loans and reserve for possible lending losses

	Group		Parent company	
	2000	1999	2000	1999
Doubtful claims	16,437	6,988	4,280	5,054
Reserve for possible lending losses	**-8,072**	**-4,164**	**-2,610**	**-3,453**
Problem loans	**8,365**	**2,824**	**1,670**	**1,601**
Claims subject to interest reduction	308	352	7	7
Problem loans	**8,673**	**3,176**	**1,677**	**1,608**
Opening balance	-4,164	-3,877	-3,453	-3,483
Losses incurred during the year against reserve	2,569	339	1,295	257
Provisions reversed during the year	638	514	164	408
Provision for possible losses	-1,559	-885	-524	-589
Group adjustments	-4,402	-226		
Exchange difference	-1,154	-29	-92	-46
Reserve for possible lending losses	**-8,072**	**-4,164**	**-2,610**	**-3,453**
Non-performing loans on which interest is reported as income	107	249		
Current yield on problem loans	464	155	148	145
Annual percentage yield on problem loans	3.84	2.30	3.26	2.93
Annual percentage interest on claims that are not problem loans	5.81	5.19	5.26	4.80

49 Derivatives instruments

	Group		Parent company	
	2000	1999	2000	1999
Interest-related	19,579	15,053	16,418	15,052
Currency-related	42,885	26,562	41,645	26,551
Equity-related	1,350	2,401	724	2,225
Other	9	19	9	19
Positive closing values or nil values	**63,823**	**44,035**	**58,796**	**43,847**
Interest-related	20,341	15,429	16,631	15,422
Currency-related	38,240	23,377	36,973	23,373
Equity-related	876	3,228	724	3,207
Other	7	16	7	16
Negative closing values	**59,464**	**42,050**	**54,335**	**42,018**

	Positive closing values or nil values			Negative closing values	
Group, 2000	Nom. amount	Book value	Market value	Book value	Market value
Options	105,942	548	548	387	387
Futures	1,195,878	1,180	1,180	1,099	1,099
Swaps	1,086,383	17,851	17,851	18,855	18,855
Interest-related	**2,388,203**	**19,579**	**19,579**	**20,341**	**20,341**
of which, cleared	12,696	9	9	11	11
Options	71,887	1,651	1,651	37	37
Futures	1,318,041	32,829	32,829	27,225	27,225
Swaps	469,464	8,405	10,822	10,978	14,037
Currency-related	**1,859,392**	**42,885**	**44,602**	**38,240**	**41,299**
of which, cleared					
Options	35,691	1,185	1,185	850	850
Futures	1,363	165	165	26	26
Equity-related	**37,054**	**1,350**	**1,350**	**876**	**876**
varav clearat					
Futures	32	9	9	7	7
Other	**32**	**9**	**9**	**7**	**7**
of which, cleared	32	9	9	7	7
Total	**4,284,681**	**63,823**	**65,540**	**59,464**	**62,523**
of which, cleared	32	9	9	7	7
Group, 1999					
Options	25,916	155	155	5	5
Futures	1,574,781	992	992	1,002	1,002
Swaps	902,005	13,906	13,906	14,422	14,422
Interest-related	**2,502,702**	**15,053**	**15,053**	**15,429**	**15,429**
of which, cleared	7,797			266	266
Options	37,632	675	675	1	1
Futures	1,082,105	21,270	21,270	18,166	18,165
Swaps	218,942	4,617	6,423	5,210	8,230
Currency-related	**1,338,679**	**26,562**	**28,368**	**23,377**	**26,396**
of which, cleared				4	4
Options	22,171	2,068	2,068	2,432	2,432
Futures	23,409	333	333	796	796
Equity-related	**45,580**	**2,401**	**2,401**	**3,228**	**3,228**
of which, cleared	17,557	262	262	762	762

Note 49 ctd. Derivatives instruments

Group, 1999	Positive closing values or nil values			Negative closing values	
	Nom. amount	Book value	Market value	Book value	Market value
Futures	264	19	19	16	16
Other	**264**	**19**	**19**	**16**	**16**
of which, cleared	264	19	19	16	16
Total	**3,887,225**	**44,035**	**45,841**	**42,050**	**45,069**
of which, cleared	25,618	281	281	1,048	1,048

Parent company 2000	Positive closing values or nil values			Negative closing values	
	Nom. amount	Book value	Market value	Book value	Market value
Options	41,210	142	142		
Futures	1,188,667	1,171	1,171	1,087	1,087
Swaps	988,814	15,105	15,105	15,544	15,544
Interest-related	**2,218,691**	**16,418**	**16,418**	**16,631**	**16,631**
of which, cleared	10,287	4	4		
Options	69,770	1,600	1,600	5	5
Futures	1,290,615	32,001	32,001	26,306	26,306
Swaps	461,492	8,044	9,760	10,662	13,721
Currency-related	**1,821,877**	**41,645**	**43,361**	**36,973**	**40,032**
of which, cleared					
Options	12,542	724	724	724	724
Equity-related	**12,542**	**724**	**724**	**724**	**724**
of which, cleared					
Futures	32	9	9	7	7
Other	**32**	**9**	**9**	**7**	**7**
of which, cleared	32	9	9	7	7
Total	**4,053,142**	**58,796**	**60,512**	**54,335**	**57,394**
of which, cleared	10,319	13	13	7	7

Parent company 1999					
Options	25,484	155	155	5	5
Futures	1,574,253	991	991	997	997
Swaps	901,791	13,906	13,906	14,420	14,420
Interest-related	**2,501,528**	**15,052**	**15,052**	**15,422**	**15,422**
of which, cleared	7,797			266	266
Options	37,632	675	675	1	1
Futures	1,074,771	21,263	21,263	18,161	18,161
Swaps	218,938	4,613	6,419	5,211	8,230
Currency-related	**1,331,341**	**26,551**	**28,357**	**23,373**	**26,392**
of which, cleared					
Options	21,076	2,055	2,055	2,411	2,411
Futures	23,330	170	170	796	796
Equity-related	**44,406**	**2,225**	**2,225**	**3,207**	**3,207**
of which, cleared	16,398	241	241	741	741
Futures	264	19	19	16	16
Other	**264**	**19**	**19**	**16**	**16**
of which, cleared	264	19	19	16	16
Total	**3,877,539**	**43,847**	**45,653**	**42,018**	**45,037**
of which, cleared	24,459	260	260	1,023	1,023

50 Fair value information

	Group 2000		Group 1999	
	Book value	Fair value	Book value	Fair value
Current assets				
Cash and Central Bank balances	3,901	3,901	2,955	2,955
Eligible Treasury Bills etc.	89,043	89,043	28,950	28,950
Bonds and other interest-bearing securities	64,268	64,268	61,186	61,186
Shares and participations	6,756	6,756	6,133	6,133
Assets, insurance operations	10,643	10,643	9,294	9,294
Tangible assets	104	104	82	82
Other assets	77,383	79,100	61,067	62,873
Prepaid expenses and accrued income	11,998	11,998	12,907	12,907
Total	**264,096**	**265,813**	**182,574**	**184,380**
Fixed assets				
Cash and Central Bank balances	4,918	4,918	6,119	6,119
Eligible Treasury Bills etc.	1,361	1,363	454	457
Lending to credit institutions	164,673	165,571	103,521	103,080
Lending to the general public	605,759	607,976	342,907	342,488
Bonds and other interest-bearing securities	3,375	3,418	2942	2,940
Shares and participations	1,013	1,013	1,052	1,644
Shares and participations in associated companies	919	2,207	943	695
Shares and participations for account of policyholders	61,106	61,106	57,852	57,852
Intangible fixed assets	10,721	10,721	9,535	9,535
Tangible assets	4,869	4,856	2,356	2,774
Total	**858,714**	**863,149**	**527,681**	**527,584**
Assets	**1,122,810**	**1,128,962**	**710,255**	**711,964**
Liabilities and provisions				
Liabilities to credit institutions	217,364	217,766	117,774	117,036
Deposits and borrowings from the general public	419,887	420,602	229,534	229,185
Securities issued, etc.	199,103	200,168	122,143	122,215
Liabilities, insurance operations	66,932	66,932	63,198	63,198
Other liabilities	116,901	120,349	98,920	102,794
Accrued expenses and prepaid income	18,609	18,609	14,348	14,348
Provisions	10,427	10,427	4,643	4,643
Subordinated liabilities	31,410	31,947	25,882	25,863
Total	**1,080,633**	**1,086,800**	**676,442**	**679,282**

The above calculation comprises balance sheet items at fixed rates of interest during fixed periods. This means that all items subject to variable rates of interest, i.e. deposit/lending volumes for which interest terms are market-related, have not been recalculated; the nominal amount is considered to equal a fair value.

When calculating fair values for fixed-interest rate lending, future interest income is discounted with the help of a market interest curve, which has been adjusted for applicable margins on new lending. Correspondingly, fixed-interest rate-related deposits/lending are discounted with the help of the market interest curve, adjusted for relevant margins.

In addition to fixed-rate deposits/lending, adjustments have also been made for surplus values in properties and certain shareholdings.

One effect of this calculation method is that the fair values arrived at in times of falling margins on new lending will be higher than book values, while the opposite is true in times of rising margins. It should furthermore be noted that this calculation does not represent a market valuation of the Group as a company.

51 The parent company's receivables and liabilities towards Group- and associated companies

	Parent company 2000			Parent company 1999		
	Group companies	Associated companies	Total	Group companies	Associated companies	Total
Lending to credit institutions	88,224	1	88,225	50,075	48	50,123
Lending to the general public	8,219	2	8,221	5,988	279	6,267
Bonds and other interest-bearing securities	3,977		3,977	3,536		3,536
Total	**100,420**	**3**	**100,423**	**59,599**	**327**	**59,926**
Liabilities to credit institutions	40,209	76	40,285	9,979	1	9,980
Deposits and borrowings from the general public	5,381	17	5,398	9,963	22	9,985
Securities issued etc.	46		46	121		121
Total	**45,636**	**93**	**45,729**	**20,063**	**23**	**20,086**

52 Information regarding rental contracts for premises

	Group		Parent company	
	2000	1999	2000	1999
2000		787		687
2001	1,230	689	641	603
2002	998	482	434	406
2003	864	414	365	340
2004	683	350	303	282
2005	561	1,516	241	1,389
2006 and later	3,253		1,226	
Total	**7,589**	**4,238**	**3,210**	**3,707**

53 Capital adequacy

	Financial group of undertakings [1]		Parent company	
Calculation of capital base	2000	1999	2000	1999
Core capital [2]	36,507	34,389	33,500	30,324
Supplementary capital	26,188	21,234	25,311	20,697
Deduction	-9,391	-9,088	-8,371	-9,118
Capital	**53,304**	**46,535**	**50,440**	**41,903**
Calculation of capital requirement for different credit risks				
Balance sheet items				
Group A (0%)	165,070	89,669	192,700	137,796
Group B (20%)	150,349	79,445	58,143	67,441
Group C (50%)	176,892	104,488	9,961	12,041
Group D (100%)	299,300	188,362	131,173	128,293
Total investments	**791,611**	**461,964**	**391,977**	**345,571**
Group A (0%)				
Group B (20%)	30,070	15,889	11,629	13,488
Group C (50%)	88,446	52,244	4,980	6,021
Group D (100%)	299,300	188,362	131,173	128,293
Risk-weighted amount	**417,816**	**256,495**	**147,782**	**147,802**
Off-balance-sheet items				
Group A (0%)	72,028	99,168	46,893	88,451
Group B (20%)	169,673	329,334	74,850	319,655
Group C (50%)	12,970	40,746	6,239	35,730
Group D (100%)	75,634	58,750	57,740	60,123
Nominal amount	**330,305**	**527,998**	**185,722**	**503,959**
Group A (0%)	8,041	9,528	5,669	9,264
Group B (20%)	9,363	18,464	5,266	18,361
Group C (50%)	2,187	2,467	5,358	6,554
Group D (100%)	39,167	32,863	31,568	36,276
Recalculated amount	**58,758**	**63,322**	**47,861**	**70,455**
Group A (0%)				
Group B (20%)	1,873	3,692	1,053	3,672
Group C (50%)	1,093	1,234	2,679	3,277
Group D (100%)	39,167	32,863	31,568	36,276
Risk-weighted amount	**42,133**	**37,789**	**35,300**	**43,225**
Total risk-weighted amount for credit risks	**459,949**	**294,284**	**183,082**	**191,027**
Calculation of capital requirements for market risks				
Risk-weighted amount for interest rate risks	17,511	10,149	16,097	10,151
of which, for specific risks	7,235	4,818	6,857	4,818
of which, for general risks	10,276	5,331	9240	5,333
Risk-weighted amount for equity-price risks	1,007	137	38	
of which, for specific risks	436	84	13	
of which, for general risks	571	53	25	
Risk-weighted amount for liquidation risks	122	214		214
Risk-weighted amount for counterparty risks and other risks	13,829	10,692	11,732	10,660
Risk-weighted amount for currency-related risks	3,197	2,798	2,593	2,908
Total risk-weighted amount for market risks	**35,666**	**23,990**	**30,460**	**23,933**

Note 53 ctd. Capital adequacy

Calculation of total capital ratio				
Total capital base	53,304	46,535	50,440	41,903
Total risk-weighted amount for credit and market risks	495,615	318,274	213,542	214,960
Total capital ratio %	**10.76**	**14.62**	**23.62**	**19.49**

1) The Capital adequacy analysis comprise the financial group of undertakings which include non-consolidated associated companies and exclude insurance companies.
2) Of which, SEK 1,766 M (SEK 1,711 M) in issued core capital contribution.

54 Geographical distribution of income

	Group		Parent company	
	2000	1999	2000	1999
Sweden	20,681	17,949	17,487	12,629
Rest of Nordic region	3,279	1,948	3,106	1,903
Rest of Europe	23,311	3,362	2,996	2,489
Rest of world	3,925	2,865	3,661	2,770
Interest receivable	**51,196**	**26,124**	**27,250**	**19,791**
Sweden			405	195
Rest of Nordic region				
Rest of Europe			54	58
Rest of world				1
Leasing income			**459**	**254**
Sweden	798	206	2,157	4,241
Rest of Nordic region	11			
Rest of Europe	66	5		
Rest of world	2			
Dividends received	**877**	**211**	**2,157**	**4,241**
Sweden	8,231	7,518	6,358	5,299
Rest of Nordic region	3,300	841	180	112
Rest of Europe	3,350	634	300	192
Rest of world	251	290	120	149
Commissions receivable	**15,132**	**9,283**	**6,958**	**5,752**
Sweden	2,200	1,440	1,638	854
Rest of Nordic region	288	34	223	37
Rest of Europe	848	329	229	227
Rest of world	208	222	208	225
Net result of financial transactions	**3,544**	**2,025**	**2,298**	**1,343**
Sweden	1,678	1,222	1,774	1,345
Rest of Nordic region	30	41	35	11
Rest of Europe	457	385	126	136
Rest of world	43	14	55	49
Other operating income	**2,208**	**1,662**	**1,990**	**1,541**
Sweden	33,588	28,335	29,819	24,563
Rest of Nordic region	6,908	2,864	3,544	2,063
Rest of Europe	28,032	4,715	3,705	3,102
Rest of world	4,429	3,391	4,044	3,194
Total	**72,957**	**39,305**	**41,112**	**32,922**

55 Information regarding distribution of assets and liabilities in main currencies

	Group		Parent company	
Assets	2000	1999	2000	1999
SEK	25,328	41,362	89,685	94,199
EUR [1]	59,020	23,420	20,094	25,583
USD	51,387	25,959	51,254	31,805
GBP	7,830	1,820	5,975	1,686
DKK	11,161	6,909	11,161	6,943
NOK	1,794	833	430	396
Other currencies	8,153	3,218	6,250	3,035
Lending to credit institutions	**164,673**	**103,521**	**184,849**	**163,647**
SEK	252,292	245,250	121,850	111,977
EUR [1]	263,624	22,428	25,638	14,180
USD	42,395	37,090	36,753	31,997
GBP	6,134	7,507	6,513	6,949
DKK	21,780	14,469	20,741	13,349
NOK	6,205	5,026	5,637	4,728
Other currencies	13,329	11,137	3,361	6,068
Lending to the general public	**605,759**	**342,907**	**220,493**	**189,248**
SEK	45,255	28,268	48,757	31,327
EUR [1]	58,823	23,789	21,491	17,794
USD	26,154	19,056	25,306	18,881
GBP	707	673	707	613
DKK	15,277	10,263	13,571	8,122
NOK	3,624	2,076	2,909	2,076
Other currencies	8,207	9,407	5,677	8,609
Bonds and other interest-bearing securities	**158,047**	**93,532**	**118,418**	**87,422**
SEK	100,612	96,715	55,679	66,137
EUR [1]	19,232	7,990	22,372	5,403
USD	40,581	31,840	40,386	29,475
GBP	11,956	14,318	2,765	3,451
DKK	1,749	4,463	2,120	4,842
NOK	9,984	9,101	8,343	8,932
Other currencies	10,217	5,868	6,932	4,018
Other assets	**194,331**	**170,295**	**138,597**	**122,258**
SEK	423,487	411,595	315,971	303,640
EUR [1]	400,699	77,627	89,595	62,960
USD	160,517	113,945	153,699	112,158
GBP	26,627	24,318	15,960	12,699
DKK	49,967	36,104	47,593	33,256
NOK	21,607	17,036	17,319	16,132
Other currencies	39,906	29,630	22,220	21,730
Total assets	**1,122,810**	**710,255**	**662,357**	**562,575**

Note 55 ctd. Information regarding distribution of assets and liabilities in main currencies

	Group		Parent company	
Liabilities, provisions and shareholders' equity	2000	1999	2000	1999
SEK	51,811	44,586	57,504	47,773
EUR [1]	65,376	14,340	46,018	13,850
USD	61,300	34,752	60,909	35,158
GBP	6,540	4,540	5,295	4,712
DKK	19,445	12,570	19,360	12,192
NOK	3,467	1,502	3,494	1,624
Other currencies	9,425	5,484	6,038	6,292
Liabilities to credit institutions	**217,364**	**117,774**	**198,618**	**121,601**
SEK	164,208	152,361	165,080	157,297
EUR [1]	182,498	18,300	16,718	11,664
USD	26,095	26,678	22,578	24,464
GBP	7,339	5,148	7,569	6,133
DKK	8,150	10,908	6,786	8,945
NOK	10,759	4,165	10,525	4,053
Other currencies	20,838	11,974	5,394	6,171
Deposits and borrowing from the general public	**419,887**	**229,534**	**234,650**	**218,727**
SEK	56,559	65,509	6,678	4,831
EUR [1]	104,774	10,657	8,169	9,737
USD	15,546	24,821	15,546	24,736
GBP	19,057	18,253	19,057	18,252
DKK				
NOK	1,163	1,400	1,163	1,400
Other currencies	2,004	1,503	1,905	1,408
Securities issued, etc.	**199,103**	**122,143**	**52,518**	**60,364**
SEK	114,597	105,748	50,347	51,185
EUR [1]	24,246	13,775	3,178	10,156
USD	35,981	25,846	33,500	23,875
GBP	13,552	14,191	3,168	2,120
DKK	13,207	12,320	12,552	11,943
NOK	9,624	7,023	7,143	6,311
Other currencies	2,230	3,013	1,415	1,862
Other liabilities	**213,437**	**181,916**	**111,303**	**107,452**
SEK	1,850	1,638	1,850	1,612
EUR [1]	7,794	2,929	5,272	2,684
USD	15,130	13,337	15,131	13,486
GBP	1,418	1,543	1,418	1,543
DKK		593		593
NOK	34			
Other currencies	5,184	5,842	4,536	5,642
Subordinated liabilities	**31,410**	**25,882**	**28,207**	**25,560**
SEK	41,609	33,006	36,859	28,799
EUR [1]			11	10
USD			65	62
GBP				
DKK				
NOK			126	
Other currencies				
Shareholders' equity and untaxed reserves	**41,609**	**33,006**	**37,061**	**28,871**
SEK	430,634	402,848	318,318	291,497
EUR [1]	384,688	60,001	79,366	48,101
USD	154,052	125,434	147,729	121,781
GBP	47,906	43,675	36,507	32,760
DKK	40,802	36,391	38,698	33,673
NOK	25,047	14,090	22,451	13,388
Other currencies	39,681	27,816	19,288	21,375
Total liabilities, provisions and shareholders' equity	**1,122,810**	**710,255**	**662,357**	**562,575**

1) EUR also includes ATS, BEF, DEM, ESP, FIM, FRF, IEP, ITL, LUF, NLG and PTE.

56 Profit and loss account – Insurance operations – drawn up in accordance with the AAIC (Annual Accounts Act for Insurance Companies)

	Life insurance operations		Non-life insurance operations	
	2000	1999	2000	1999
Technical account – Non-life insurance operations				
Premiums earned, net of reinsurance			244	5,190
Allocated investment return, transferred from the non-technical account			204	504
Other technical provisions, net of reinsurance				36
Claims incurred, net of reinsurance			-126	-5,036
Operating expenses			-65	-704
Other technical provisions, net of reinsurance			-72	-114
Balance on technical account, Non-life insurance operations			**185**	**-124**
Technical account – Life insurance operations				
Premiums earned, net of reinsurance	13,695	9,772		
Investment return [1]	1,028	737		
Unrealised gains on investment assets [1]	31	14,414		
Other technical provisions, net of reinsurance	634	434		
Claims incurred, net of reinsurance	-4,200	-3,105		
Change in Life insurance provisions, net of reinsurance	-2,973	-20,608		
Change in other technical provisions	-23	-77		
Operating expenses	-1,005	-660		
Unrealised losses on investments [1]	-6,449	-6		
Other technical provisions, net of reinsurance	-9	-7		
Tax expense fee	-646	-869		
Balance on technical account – Life insurance operations	**83**	**25**		
Non-technical account				
Balance on technical account, Non-life insurance operations			185	-124
Balance on technical account, Life insurance operations	83	25		
Investment return				
Investment income	75	129	582	6,228
Unrealised gains on investments	8		-77	119
Investment charges	-14	-28	-90	-680
Unrealised losses on investments		-51	-9	-3,198
Allocated investment return transferred to Non-life technical account			-204	-504
Investment return	**69**	**50**	**202**	**1,965**
Other income and expenses	-153	-185	-24	-107
Operating result in legal entities	**-1**	**-110**	**363**	**1,734**
Internal distribution	9	-6		
Change in surplus values in life insurance operations, before tax	337	1,502		
Total result in legal entities	**345**	**1,386**	**363**	**1,734**

The above table shows the result from the Group's insurance companies, which include the Non-life and Life insurance companies except for the mutual companies which are not consolidated.

1) Refers to investments for which the risk is borne by the policyholders.

57 Change in surplus values in life insurance operations

	Group 2000	1999
Calculation of surplus values [1]		
Present value of current year's new premiums and extra premiums under existing contracts	1,307	902
Return on contracts made in previous years	574	349
Realised surplus value on contracts made in previous years	-729	-435
Actual outcome compared with operational assumptions [2]	354	186
Change in operational assumptions	-80	
Change in operations during the year	**1,426**	**1,002**
Return on capital in excess of assumptions	-814	748
Total change in surplus values before deduction for deferred acquisitions costs	**612**	**1,750**
Current year's capitalisation of acquisition costs	-584	-459
Current year's depreciation of deferred acquisition costs	309	211
Total reported change in surplus values [3]	**337**	**1,502**

1) The calculation of surplus values in life insurance operations is based upon assumptions concerning the future development of written insurance contracts and a risk-adjusted discount rate. The following are the most important assumptions:

	2000	1999
Discount rate	11%	11%
Return on capital, nominal assets	4%	4%
Return on capital, real assets	8%	8%
Cancellations of contracts	5%	5%
Cancellations of current premiums	5%	5%
Administrative expenses	SEK 250 per contract and year	SEK 250 per contract and year
Death rates	Trade experience	Trade experience

2) The current period's actual development of written insurance contracts can be put in relation to the operational assumptions that were made; the value of deviations can thus be assessed. The most important components are extensions of terms and cancellations. On the other hand, the actual outcome of income and administrative expenses is included in full in the operating result.

3) Prepaid acquisition costs are capitalised in the accounts and depreciated according to plan. Reported changes in surplus values are therefore adjusted with thet net of the period's capitalisation and depreciation.

Surplus value

	Group 2000	1999
Surplus value in opening balance	3,142	1,640
Reported change in surplus values	337	1,502
Total surplus value in closing balance [1]	**3,479**	**3,142**

1) Calculated surplus value as per above is not included in the balance sheet of the Group. On the other hand, this surplus value is included in the calculation of Total result per share and Return on equity, including change in surplus values.

The SEB Group

Profit and Loss Accounts

SEK M	2000	1999	1998	1997	1996
Net interest income	11,556	6,825	6,707	7,228	7,349
Net commission income	13,463	8,075	6,619	5,832	4,699
Net result of financial transactions	3,544	2,025	1,757	1,527	3,601
Other operating income	3,085	1,873	2,445	610	691
Income from banking operations	**31,648**	**18,798**	**17,528**	**15,197**	**16,340**
General administrative expenses	-18,219	-11,882	-10,790	-8,783	-7,854
Depreciation and write-downs	-1,703	-1,120	-1,073	-575	-497
Other operating costs	-2,360	-1,487	-1,110	-949	-816
Restructuring costs				-1,018	
Costs from banking operating	**-22,282**	**-14,489**	**-12,973**	**-11,325**	**-9,167**
Profit from banking operations, before credit losses	**9,366**	**4,309**	**4,555**	**3,872**	**7,173**
Lending losses and changes in value	-815	318	-2,247	-688	-1,303
Write-downs of financial fixed assets	-75	-29	-4	-55	
Net result from associated companies	104	116			
Operating profit from banking operations	**8,580**	**4,714**	**2,304**	**3,129**	**5,870**
Operating profit from insurance operations [1]	220	408	2,497		
Operating profit	**8,800**	**5,122**	**4,801**	**3,129**	**5,870**
Pension provision	943	873	531	440	410
Taxes	-2,856	-1,355	-1,000	-1,135	-1,584
Minority interests	-245	-56	-6	3	
Net profit for the year	**6,642**	**4,584**	**4,326**	**2,437**	**4,696**
Operating profit as above	8,800	5,122	4,801	3,129	5,870
Change in surplus values in life insurance operations	337	1,502	752		
Pension provision	943	873	531	440	410
Total result	**10,080**	**7,497**	**6,084**	**3,569**	**6,280**
Tax and minority interests	-3,101	-1,411	-1,006	-1,132	-1,584
Tax on change in surplus values	-94	-421	-211		
Total result after tax	**6,885**	**5,665**	**4,867**	**2,437**	**4,696**

1) The outcome for 1998 consisted of the result from non-life operations.

Balance sheets

SEK M	2000	1999	1998	1997	1996
Lending to credit institutions	164,673	103,521	84,710	88,450	98,271
Lending to the public	605,759	342,907	324,433	325,992	258,386
Interest-bearing securities	158,047	93,532	110,718	88,028	76,990
Shares and participations	8,688	8,128	41,040	47,688	20,148
Assets in insurance operations	71,749	67,146	73,354	40,638	16,663
Other assets	113,894	95,021	55,402	78,290	80,170
Total assets	**1,122,810**	**710,255**	**689,657**	**669,086**	**550,628**
Liabilities to credit institutions	217,364	117,774	149,659	142,998	123,585
Deposits and borrowing from the public	419,887	229,534	187,901	182,371	151,929
Securities issued, etc.	199,103	122,143	133,052	112,805	106,866
Liabilities in insurance operations	66,932	63,198	56,464	41,511	16,663
Other liabilities	146,505	118,718	108,137	139,927	111,320
Subordinated liabilities	31,410	25,882	24,010	21,507	18,965
Shareholders' equity	41,609	33,006	30,434	27,967	21,300
Total liabilities, provisions and shareholders' equity	**1,122,810**	**710,255**	**689,657**	**669,086**	**550,628**

Skandinaviska Enskilda Banken

Profit and Loss Accounts

SEK M	2000	1999	1998	1997	1996
Net interest income	4,830	5,029	4,893	5,831	5,788
Net commission income	5,958	4,765	4,847	4,579	3,207
Net result of financial transactions	2,298	1,343	1,752	1,470	3,585
Other income	4,147	5,782	5,191	3,962	649
Total operating income	**17,233**	**16,919**	**16,683**	**15,842**	**13,229**
General administrative expenses	-10,455	-10,259	-9,012	-8,058	-7,172
Depreciation and write-downs	-317	-266	-201	-289	-235
Other operating costs	-1,282	-1,487	-1,212	-815	-748
Restructuring costs				-1,018	
Total operating costs	**-12,054**	**-12,012**	**-10,425**	**-10,180**	**-8,155**
Profit before credit losses	**5,179**	**4,907**	**6,258**	**5,662**	**5,074**
Lending losses and changes in value	136	405	-2,132	-539	-885
Write-downs of financial fixed assets	-658	-3,057	-3,330	-3,558	
Operating profit	**4,657**	**2,255**	**796**	**1,565**	**4,189**
Appropriations	-1,364	-990	-614	-86	755
Taxes	-472	-68	819	-827	-1,200
Net profit for the year	**2,821**	**1,197**	**1,001**	**652**	**3,744**

Balance sheets

SEK M	2000	1999	1998	1997	1996
Lending to credit institutions	184,849	163,647	130,683	124,187	125,560
Lending to the public	220,493	189,248	199,123	204,837	156,010
Interest-bearing securities	118,418	87,422	105,236	73,836	77,417
Shares and participations	44,485	28,692	24,162	25,087	9,257
Other assets	94,112	93,566	98,958	111,653	93,505
Total assets	**662,357**	**562,575**	**558,162**	**539,600**	**461,749**
Liabilities to credit institutions	198,618	121,601	153,876	146,494	131,905
Deposits and borrowing from the public	234,650	218,727	185,805	176,721	148,350
Securities issued, etc.	52,518	60,364	67,647	46,467	40,039
Other liabilities	111,303	107,452	101,020	125,437	104,496
Subordinated liabilities	28,207	25,560	23,058	20,485	18,340
Shareholders' equity and untaxed reserves	37,061	28,871	26,756	23,996	18,619
Total liabilities, provisions and shareholders' equity	**662,357**	**562,575**	**558,162**	**539,600**	**461,749**

Key ratios, SEB Group

	2000	1999	1998	1997	1996
Return on equity, per cent	16.9	14.6	14.8	11.0	22,7
Return including change in surplus values, per cent	16.5	17.2	16.1		
Result for the year per share, SEK	9.43	6.96	6.58	4.12	7.97
Total result after tax per share, SEK	9.77	8.60	7.40		
Income/cost, banking operations	1.42	1.30	1.35	1.34	1.78
Income/cost, the SEB Group	1.48	1.45			
Lending loss level, per cent	0.12	-0.09	0.65	0.25	0.51
Level of doubtful claims, per cent	1.35	0.82	1.08	1.28	1.85
Total capital ratio, per cent	10.8	14.6	10.9	9.6	12.7
Core capital ratio, per cent	7.4	10.8	8.1	8.2	6.9

Proposal for the distribution of profit

The non-restricted funds of the SEB Group amount to SEK 10,194 M. Standing at the disposal of the Annual General Meeting in accordance with the balance sheet of Skandinaviska Enskilda Banken:

	SEK M
Retained profits	5,571
Result for the year	2,821
Non-restricted equity	8,392

The Board proposes that, following approval of the balance sheet of Skandinaviska Enskilda Banken for the financial year 2000, the Annual General Meeting should distribute the above-mentioned unappropriated funds as follows:

	SEK M
declare a dividend of	
SEK 4.00 per Series A share	2,695
SEK 4.00 per Series C share	123
and bring forward to next year	5,574

Stockholm 20 February, 2001



Jacob Wallenberg
Chairman



Claes Dahlbäck



Gösta Wiking



Bengt Berg



Penny Hughes



Urban Jansson



Ulf Jensen



Tuve Johannesson



Hans-Joachim Körber



Carl Wilhelm Ros



Lars H Thunell
President

Auditors' report

To the Annual General Meeting of Shareholders of Skandinaviska Enskilda Banken AB (publ);
Corporate registration number 502032-9081

We have examined the Annual Report, consolidated financial statements, book-keeping and the administration of the Board of Directors and President of Skandinaviska Enskilda Banken AB (publ) for the financial year 2000. The responsibility for the financial statements and administration rests with the Board of Directors and President. It is our responsibility to express our opinion on the Annual Report, consolidated financial statements and administration on the basis of our audit.

Our examination was performed in accordance with generally accepted auditing standards in Sweden, which means that we have planned and implemented our audit in order to make sure as far as reasonable that the Annual Report and the consolidated financial statements do not contain any material errors. An audit implies that a selected number of documents forming the basis of amounts and other information in the accounts is examined. An audit furthermore implies a test of the accounting principles and the Board's and President's application of these as well as an evaluation of the total information contained in the Annual Report and consolidated accounts. To support our recommendation regarding discharge from liability, we have examined all essential decisions, measures and circumstances in the company in order to be able to assess whether any member of the Board of Directors or the President is liable for damages towards the company

We have furthermore examined whether or not any member of the Board of Directors or the President has acted in violation in any other respect of the Banking Companies Act, the Swedish Companies Act, the Act on Annual Accounts of Credit Institutions and Securities Companies or the Articles of Association. We consider that our audit gives us reasonable grounds for our opinions expressed below.

The Annual Report and the consolidated financial statements have been drawn up in compliance with the Act on Annual Accounts of Credit Institutions and Securities Companies and therefore present a true picture of the results and position of the company and the Group in accordance with generally accepted auditing standards in Sweden.

We therefore recommend that the Annual General Meeting adopt the profit and loss account and balance sheet of the parent company and the Group, distribute the profit in the parent company according to the proposal in the Report of the Directors and discharge the members of the Board of Directors and the President from personal liability for the financial year.

Stockholm 20 February 2001

PricewaterhouseCoopers



Göran Jacobsson
Authorised Public Accountant



Peter Clemedtson
Authorised Public Accountant



Ulf Järlebro
Authorised Public Accountant
Appointed by the Financial Supervisory Authority














Gösta Wiking
Lars H Thunell

Penny Hughes
Monica Caneman

Urban Jansson
Bengt Berg

Tuve Johannesson
Ulf Jensen




Jacob Wallenberg
Hans-Joachim Körber
Erland Sandén

Claes Dahlbäck
Carl Wilhelm Ros
Inger Smedberg

BOARD OF DIRECTORS

Elected by the Annual General Meeting

Jacob Wallenberg[3) 4)]
Born 1956; elected 1997 (1996)
Chairman of the Board.
Deputy Chairman Investor, Atlas Copco, Electrolux and Knut and Alice Wallenberg Foundation. Director ABB, WM-data, Novare Kapital, The Federation of Swedish Industries and the Nobel Foundation.
Shareholding: 148,902 Series A shares and 5,046 Series C shares.

Claes Dahlbäck[2)]
Born 1947; elected 1997
Deputy Chairman.
Chairman Gambro, Stora Enso, EQT and Vin & Sprit AB. Deputy Chairman Investor.
Shareholding: 3,320 Series A shares.

Gösta Wiking[3) 4)]
Born 1937; elected 1997
Deputy Chairman.
Chairman Bure, Tribon, Possio and Mölnlycke Health Care. Director Bong Ljungdahl, Karlshamns, MVI and The Federation of Swedish Industries.
Shareholding: 3,600 Series A shares.

Penny Hughes
Born 1959; elected 2000
Director Vodaphone Airtouch, The Body Shop International, Berisford och Trinity Mirror.
Shareholding: 0

Urban Jansson[1)]
Born 1945; elected 1996
Chairman Perstorp, Proffice, Epani, Intrum Justitia, MacGregor and Main-gate. Deputy Chairman Bure. Director SAS, Ahlström Oy and HMS.
Shareholding: 3,600 Series A shares.

Tuve Johannesson
Born 1943; elected 1997
Deputy Chairman Volvo Car. Director Cardo.
Shareholding: 7,000 Series A shares.

Hans-Joachim Körber
Born 1946; elected 2000; Dr
CEO Metro AG.
Shareholding: 0

Carl Wilhelm Ros
Born 1941, elected 1999
Chairman Atle, Dahls, VLT and Framtidsfabriken. Director LKAB, AssiDomän, NCC and Profilgruppen.
Shareholding: 3,001 Series A shares and 26 Series C shares.

Lars H Thunell[3) 4)]
Born 1948; elected 1997; Dr phil.
President and Group Chief Executive.
Chairman Swedish Bankers' Association. Director Akzo Nobel, SNS and The Swedish Industry and Commerce Stock Exchange Committee.
Shareholding: 9,000 Series A shares, 165,000 call options and 420,833 staff options.

Deputy Director elected by the Annual General Meeting

Monica Caneman
Born 1954; elected 1999
Executive Vice President and Deputy Group Executive. Head of Corporate & Institutions. Director Scandic Hotels.
Shareholding: 3,090 Series A shares, 8,250 call options and 203,332 staff options.

Directors appointed by the employees:

Bengt Berg
Born 1952, appointed 1999
Member SEB Group Committee of the Swedish Union of Financial Sector Employees.
Shareholding: 0

Ulf Jensen
Born 1950; appointed 1997 (1995)
Chairman SEB Group Committee of the Swedish Union of the Financial Sector Employees and Stockholm City Regional Club of the same union.
Shareholding: 0

Deputy Directors appointed by the employees

Erland Sandén
Born 1953; appointed 1999.
Chairman Association of University Graduates at SEB.
Shareholding 300 Series A shares.

Inger Smedberg
Born 1949; appointed 1998
Deputy Chairman SEB Group Committee of the Swedish Union of Financial Sector Employees.
Shareholding: 0

1) Chairman of Credit Committee of Board of Directors.
2) Chairman of Audit Committee of Board of Directors.
3) Member of Credit Committee of Board of Directors.
4) Member of Audit Committee of Board of Directors.

Addresses

HEAD OFFICE

Management Committee
Postal Address: SE-106 40 Stockholm
Visiting Address: Kungsträdgårdsgatan 8
Telephone: +46 8 763 80 00,
+46 8 22 19 00 (Management)

DIVISIONS AND BUSINESS AREAS

CORPORATE & INSTITUTIONS
Merchant Banking
Postal Address: SE-106 40 Stockholm
Visiting Address: Kungsträdgårdsgatan 8
Telephone: +46 8 763 80 00

Enskilda Securities
Postal Address: SE-103 36 Stockholm
Visiting Address: Nybrokajen 5
Telephone: +46 8 52 22 95 00

INVESTMENT MANAGEMENT & LIFE
SEB Invest & Funds
Postal Address: SE-106 40 Stockholm
Visiting Address: Sveavägen 8
Telephone: +46 8 788 60 00

SEB Trygg Liv (Life)
Postal Address: SE-106 40 Stockholm
Visiting Address: Fleminggatan 18
Telephone: +46 8 785 10 00

PERSONAL BANKING INTERNATIONAL
Postal Address: SE-106 40 Stockholm
Visiting Address: Sergels Torg 2
Telephone: +46 8 763 50 00

PERSONAL BANKING SWEDEN
Postal Address: SE-106 40 Stockholm
Visiting Address: Sergels Torg 2
Telephone: +46 8 763 50 00

SEB GERMANY (BfG)
Postal Address: DE-603 25 Frankfurt am Main
Visiting Address: Mainzer Landstraße 16
Telephone: +49 69 25 80












Lars H Thunell
Ann-Charlotte Dahlström

Monica Caneman
Lars Gustafsson

Annika Bolin
Lars Lundquist

Mariana Burenstam Linder
Anders Mossberg

Fleming Carlborg
Anders Rydin

GROUP EXECUTIVE COMMITTEE

Lars H Thunell
Born 1948; employed in SEB 1997; Dr. Phil.
President and Group Chief Executive.
Chairman Swedish Bankers' Asssociation.
Director Akzo Nobel, SNS and the Swedish *Industry and Commerce Stock Exchange* Committee.
Shareholding: 9,000 Series A shares, 165,000 call options and 420,833 staff options.

Monica Caneman
Born 1954; employed in SEB 1977;
B.Sc. (Econ).
Executive Vice President and Deputy Group Chief Executive. Head of Corporate & Institutions as from 2001. Director Scandic Hotels.
Shareholding: 3,090 Series A shares, *8,250 call options and 203,332 staff* options.

Annika Bolin
Born 1962; employed in SEB 1987;
B.Sc. (Econ).
Head of Merchant Banking since 2000.
Director Ruter Dam.
Shareholding: 83,333 staff options.

Mariana Burenstam Linder
Born 1957; employed in SEB 1997;
B.Sc. (Econ).
Executive vice President and Head of *Private Banking Sweden as from 2001.*
Director TurnIT.
Shareholding: 1,430 Series A shares, 10,300 call options and 137,666 staff options.

Fleming Carlborg
Born 1956; employed in SEB 1974.
Executive Vice President, Head of Private Banking International as from 2001.
Shareholding: 2,541 Series A shares, 102 Series C shares, 2,050 call options and 153,333 staff options.

Ann-Charlotte Dahlström
Born 1952; employed in SEB 2000. BA.
Group Head of Human Resources since 2000.
Shareholding: 73,333 staff options.

Lars Gustafsson
Born 1946; employed in SEB 1982.
Executive Vice President, CIO since 1999.
Director Stockholm International Fair and Self Trade. Chairman VPC.
Shareholding: 322 Series A shares, 8,250 call options and183,333 staff options.

Lars Lundquist
Born 1948; employed in SEB 1997; MBA.
Executive Vice President SEB, CEO BfG as from 2001. Director Celtica. Shareholding: 3,000 Series A shares, 10,300 call options and 200,000 staff options.

Anders Mossberg
Born 1952; employed in SEB 1985.
Executive Vice President, Head of Investment Management & Life as from 2001 (and President SEB Trygg Liv since 1997).
Shareholding: 7,008 Series A shares, 10,300 call options and 179,999 staff options.

Anders Rydin
Born 1945; employed in SEB since 1997;
B.Sc (Econ).
Executive Vice President, Chief Financial Officer. Chairman Diligentia. Director Swedish Association for Share Promotion and Cardo. Shareholding: 20,400 Series A shares, 20,600 call options and 191,666 staff options.

SEB:S MANAGEMENT COMMITTEE

The Committee consists of the following officers, in addition to the persons mentioned above:

Kaj-Gustaf Bergh, born 1955, Head Invest & *Fonder.*

Magnus Carlsson, born 1956, Deputy Head Merchant Banking.

Magnus Cavalli-Björkman, *born 1957,* Head Channel Management.

Liselotte Hjorth, born 1957, Group Credit *Officer.*

Ingrid Jansson, born 1950, Head Marketing.

Bernd Kiene, *born 1951, Head Private* Customers, SEB Germany.

Mats Kjaer, born 1950, Head SEB Baltic Holding.

Johan H Larson, born 1951, Strategic Planning.

Håkan Larsson, *born 1949, Head* Strategic Planning.

Mats E. Larsson, born 1951, Head Business Financial Control, Personal Banking Sweden.

Ernst Maul, born 1943, Head Institutional Customers, SEB Germany.

Per-Anders Ovin, born 1956, President Enskilda Securities.

Zaid Pedersen, born 1946, Head Group Treasury.

Erik Rydmark, born 1949, Head SEB Securities Services.

Ulf Thornander, born 1954, Chief Legal Councel, Secretary to the Board of Directors and Group Executive Committee.

Claes-Johan Thureson, born 1956, Head Mid Corporate.

Gunilla Wikman, born 1959, Head Group *Communications.*

AUDITORS

Auditors elected by the Annual General Meeting

PricewaterhouseCoopers
Göran Jacobsson
Born 1947; auditor in SEB since 1993.
Authorised Public Accountant,
auditor in charge.

Peter Clemedtson
Born 1956; auditor in SEB since 1993.
Authorised Public Accountant.

Auditor appointed by the Financial Supervisory Authority

Ulf Järlebro
Born 1947; auditor in SEB since 1999.
Authorised Public Accountant,
Deloitte & Touche.

Annual General Meeting

The Annual General Meeting will be held on
Thursday 5 April, 2001 at 4 p.m. (Swedish time)
at Cirkus, Djurgårdsslätten, Stockholm.

Shareholders wishing to attend the Annual General Meeting shall
both be registered in the shareholders' register kept by VPC (the Swedish Securities Register Centre) on Friday 30 March, 2001, at the latest
and notify the Bank's Legal Department in writing under address KA2, SE-106 40 Stockholm, or by telephone 020 23 18 18 between 9.00 a.m. and 4.30 p.m. in Sweden or, from abroad, at +46 771 23 18 18 or via *Internet* on the home page of the Bank, www.seb.se not later than 1 p.m. on Friday 20 March, 2001.

Dividend and Record date

The Board proposes a dividend of SEK 4.00 per share. The share is traded ex dividend on Friday 6 April, 2001.
Tuesday 10 April, 2001 is proposed as record date for the dividend payments. If the Annual General Meeting resolves in accordance with the proposals, dividend payments are expected to be distributed by VPC on Tuesday 17 April, 2001.


SEB

Skandinaviska Enskilda Banken
Group Communications
S-106 40 Stockholm
Sweden